10/17

05011900

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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OCT 2 1 2005

THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 2221

FISCAL YEAR 12-31-04

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DAT : 10/19/05


SEPTRON® 3000
POWER
Netz
Rete
CHECK SYSTEM
Service
Assistenza
Service
IN OPERATION
AQA
TOTAL ENERGY

2004
Annual Report

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

IAS	IAS	IAS	HGB	HGB	HGB	HGB
2001	2000	1999	1998	1997	1996	1995
419.5	399.0	245.3	229.1	190.5	168.9	179.6
26.1	25.2	18.7	20.2	13.9	9.8	11.7
21.4	22.2	14.8	18.6	15.8	16.8	13.9
15.2	15.4	9.3	14.4	12.8	12.2	9.6
28.8	25.4	17.2	20.9	19.7	18.0	16.2
4.3	27.9	2.6	-	-	-	-
17,833.5	16,500	16,500	16,500	16,500	16,500	16,500
0.90	0.93	0.56	0.87	0.78	0.74	0.58
0.220	0.220	0.211	0.203	0.203	0.196	0.196
14.9	16.7	12.3	11.3	6.3	7.3	6.5
111.2	97.9	85.3	84.7	74.2	62.9	53.6
2,511	2,510	1,839	1,654	1,457	1,358	1,335

Share price*)		15.3.05	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
High	€	27.95	27.84	14.84	29.81	42.50	40.60	19.35	19.84	17.22	10.57	12.28
Low	€	25.99	15.25	8.60	8.39	21.90	13.04	12.93	13.15	9.05	7.63	6.90
Closing price	€	27.55	27.84	14.79	9.65	24.50	35.35	13.35	18.89	14.24	8.13	7.52
P/E (closing price)	€	29	30	34	11	27	38	24	22	18	11	13
Market value in € m		491	496	264	172	437	583	220	312	235	134	124

*) Pre-2000 years adjusted, 1:10 stock split in July 2000, IPO price 1992: € 7.45


300%
250%
200%
150%
100%
50%
0%
-BWT
10-2003
11-2003
12-2003
01-2004
02-2004
03-2004
04-2004
05-2004
06-2004
07-2004
08-2004
09-2004
10-2004
11-2004
12-2004
01-2005
02-2005
03-2005

Shareholder structure


YSRO
31.6%
Free float
49.5%
BWT-Trust
18.9%

		IAS	IAS	IAS
		2004	2003	2002
Consolidated group sales	€ m	488.1	416.0	431.0
EBIT	€ m	24.6	13.6	24.4
Earnings before tax	€ m	22.6	11.4	20.4
Consolidated earnings	€ m	16.8	7.7	15.2
Cash flow from result	€ m	30.0	21.2	32.0
Cash flow from operating activities	€ m	33.7	28.7	31.6
Number of shares*)	In 1000's	17,833.5	17,833.5	17,833.5
Earnings per share	€	0.94	0.43	0.85
Dividends and bonus per share	€	0.270	0.240	0.240
Investment in tangible and intangible assets	€ m	10.3	6.3	9.6
Shareholders' equity	€ m	137.5	124.3	123.4
Employees as of 31.12.	persons	2,780	2,688	2,466

*) Previous years adjusted, 1:10 stock split in July 2000

Summary balance sheet	2004		2003	
	Mio. €	%	Mio. €	%
Fixed assets	137.2	36.6	130.6	37.1
Inventories	53.4	14.2	52.0	14.8
Receivables, prepaid expenses	163.4	43.6	153.2	43.5
Liquid funds	21.0	5.6	16.3	4.6
BALANCE SHEET TOTAL	**375.0**	**100.0**	**352.1**	**100.0**
Shareholders' equity	137.5	36.7	124.3	35.3
Minority interests	1.3	0.3	0.9	0.3
Accruals	69.3	18.5	67.3	19.1
Liabilities and deferred income	166.9	44.5	159.6	45.3

Sales 2004 by business segment (in € million)


Aqua Ecolife Technologies (AET) 312.1 (63.9%)
Fuel Cell Membrane Technologies (FCMT) 2.8 (0.6%)
Aqua Systems Technologies (AST) 173.2 (35.5%)

Sales 2004 by region (in € million)


Other 13.7 (2.8%)
Asia 38.1 (7.8%)
Europe 436.4 (89.4%)

Company Profile

BWT Best Water Technology was founded in 1990 through a management buy-out. Today, with 68 companies and 2,800 employees, it is the leading European water technology group.

BWT's aim is to capitalise on the increasing global market opportunities in the area of water treatment while making a substantial contribution to the responsible and sustainable handling of our planet's most essential and precious element, water.

BWT devotes its efforts to the entire water cycle, "from source back to earth". With its two business segments **Aqua Ecolife Technologies** and **Aqua Systems Technologies,** the Group offers customised, sustainable products and solutions in the areas of drinking water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities. With its third segment **Fuel Cell Membrane Technologies,** BWT is well positioned as a premier supplier of innovative membranes for fuel cells.

Aqua Ecolife Technologies (AET)
BWT "Water Technologies for a Better Life" are becoming increasingly essential in any ecologically aware and health-conscious household. Our environmentally friendly technologies for safety, hygiene, and health – such as BWT's lime-scale and corrosion protection devices and disinfection systems used in drinking water treatment – promise exceptional growth.

Aqua Systems Technologies (AST)
With the Christ Water Technology companies, the BWT Group is a competent partner for municipalities as well as industries, such as semiconductor, power, pharma & life sciences, and food & beverage.

Fuel Cell Membrane Technologies (FCMT)
Industrialisation of fuel cell technology is becoming a reality thanks to the revolutionary development of the high-performance FUMATECH proton exchange membrane on a non-fluoridated basis, and the equally unique range of capabilities of FUMATECH membranes based on fluoride. BWT "Water Technologies for a Better Life" not only open up a new future market, but also ensure sustainable mobility, communications, and heat and energy supplies.

All technologies for water treatment are part of the BWT product range, including filter, softener, water purifier, disinfection technologies such as UV and ozone, along with ion-selective membranes, electrodeinoisation (EDI), ion exchangers, membrane technologies (reverse osmosis, nano-filtration, micro-filtration, ultra-filtration), and the innovative AQA total Energy technology - the first technology worldwide to offer an all-in-one solution for vitality, as well as protection against limescale and corrosion.

The BWT Best Water Technology Group is represented all across Europe with subsidiaries and affiliated companies. In the past years, BWT has also established or acquired subsidiaries to handle local markets in Asia, North and South America, and Southern Africa.

Building on our solid European market position, we are working consistently toward realising our vision:

BWT – The Leading International Water Technology Group

Contents

BWT – the leading international water technology group




CHRIST
fumatech

■ Aqua Ecolife Technologies (AET) ● Aqua Systems Technologies (AST) ▲ Fuel Cell Membrane Technologies (FCMT)

BWT – Water Technologies for a Better Life



BWT

Chairman's Statement

Today, the BWT - Best Water Technology-Group is Europe's market leader in water treatment. With its clear growth strategy, BWT is ideally positioned for a great future in the most exciting growth market of the 21st century, WATER.

H_2O, the world's most important compound, is the focus of our work. With its economically and ecologically optimized products and processes for the entire water cycle, "from the source back to Earth", BWT today is setting technology standards worldwide.



Andreas Weissenbacher, Chairman

The water treatment market is increasingly shaped by a process of concentration. Spectacular corporate takeovers characterized the year 2004. In 2004, the BWT Group continued to work consistently at implementing the Company's growth strategy focused on sustained increase of value.

Growth through innovation, growth through geographical expansion, as well as organic growth led to the most successful financial year in the company's 15-year history in a market that remains affected by signs of global recession.

Sales rose by 17.3% to € 488 million, EBITDA by 35% to € 37.8 million, EBIT by 80.7% to € 24.6 million, pre-tax earnings by 98.3% to € 22.6 million, and earnings after deduction of minorities' interests by 119.2% to € 16.8 million. At € 33.7 million, the cash flow from operating activities was 17.4% higher than in 2003. The cash flow from result was kept at a high level at € 30 million and, as planned, gearing was reduced to 54.4%. 11.4% of sales are attributable to organic growth, and 6.0% stem from acquisitions.

Earnings per share rose from € 0.43 to € 0.94. BWT shareholders should not just participate in the Company's asset growth but also in our operating success. This is why the Management Board will propose to the 15th Annual General Meeting on May 20, 2005 the payment of a dividend that has been increased by 12.5% to € 0.27 per share. The profit distribution is € 4.8 million or 28.6% of consolidated earnings.

With a performance of more than 88% over the course of 2004, the development of the BWT share price was particularly satisfactory. This means that BWT ranked 4th among the top performers on the Vienna Stock Exchange, which markedly outperformed all major international stock exchanges for the fourth year in succession. At the same tiime, the BWT share is benefiting from the growing global relevance of water treatment, which increasingly becomes a focus of attention for the financial community. This is also clear from the sector performance of water technology stocks, which outperformed all major international stock exchange indices for the first time in 2004.

In 2004, the Group succeeded in achieving double-digit growth rates in all three business segments - in the Aqua Ecolife Technologies segment, in the Aqua Systems Technologies segment, and in the Fuel Cell Membrane Technologies segment. Not only has BWT consolidated its market share in all major markets, but was able to even significantly expand it in most markets.

In line with our vision of becoming "the leading international water technology group", we have stepped up investment in internationalization of the Group.

The acquisition of 74% of the Irish company Waterman Ltd, now Christ Waterman, the purchase of 20% of Tenergy USA, now Tenergy Christ, the takeover of Benchem Belgium, the completion of joint ventures in China and India and the acquisition of Aqua Engineering South Africa as well as the establishment of Aqua Engineering Hungaria, together with investments in fixed assets amounted to a total investment of € 12.4 million. These measures provide the basis for the successful realization of the Preferred Supplier concept for globally operating key accounts.

Apart from growth through geographical expansion, growth through innovation is the most important pillar of BWT's value strategy. We therefore once again increased our high level of commitment in research and development in 2004. A total of € 12.3 million was invested in fundamental research and in product and process development. Unique results such as the new bi-polar replacement cartridge, the hygiene products such as PairOx and Dioxol, the electrodeionization module Septron 3000, the Vapotron and Multitron systems for pure steam generation, as well as proton exchanging nano-particles for inorganic/organic multi-matrix membranes are all expression of the Group's outstanding technological leadership.

Increasing awareness of the limited availability of the precious resource for life and means of production, namely WATER, its unequal distribution on our planet, the lack of clean water supply and adequate hygiene, together with the rise in world population make WATER the growth market of the 21st century. This international market is both a responsibility and a challenge for BWT. It is the primary goal of our management team, who is working with commitment and prudence, to exploit the opportunities lying ahead of us to the fullest.

I should like to express my gratitude to all BWT's highly motivated and committed employees for their dedication to the dynamic growth of the BWT Group. I am proud of this Best Water Technology team.

We shall work on the realization of our vision of the leading international water technology group with a clear focus and by concentrating on our strengths. Together with our business partners, our employees, and our shareholders, we shall do our utmost to achieve this goal in the global market.

Esteemed shareholders, I would like to thank you and all our business associates for the confidence you have shown us to date. I promise to justify this with a sustained increase in shareholder value.

Your trust provides a vital foundation for our company.

BWT AG

5310 Mondsee
17.333.500,-

BEST WATER TECHNOLOGY (AET) Aqua Ecolife Technologies			FUMATECH (FCMT) Fuel Cell Membrane Technologies
WT Wassertechnik GmbH 69198 Schriesheim	BWT France S.A.S. F-93206 St. Denis	HOH Water Technology A/S DK-2670 Greve	FuMA-Tech GmbH D-66386 St. Ingbert
WT Grundstücksverw. GmbH 69198 Schriesheim	BWT Belgium nv/sa B-1930 Zaventem	HOH Vattenteknik AB SE-21375 Malmö	Fumatech Inc. USA, San Antonio
WT & Christ Hungária Kft 2040 Budaörs	Benchem n.v. B-3190 Boortmeerbeek	HOH Birger Christensen AS N-1309 Rud	
WT Polska Sp.z.o.o. 01-304 Warszawa	C.P.E.D. S.A.S. F-95805 Cergy Pontoise Cedex	HOH Separtec OY FIN-21201 Raisio	
WT Česká Republika s.r.o. 25101 Říčany (Praha)	C.P.S. S.A.S. F-95805 Cergy Pontoise Cedex	HOH Dansk Elektrolyse A/S DK-2620 Albertslund	
WT USA Inc. ew Britain, CT, USA	Cillichemie Italiana S.R.L. I-20129 Milano		
WT International Trading Ltd alta	Cilit S.A. E-08940 Cornellá de Llobregat		
ua Service GmbH 5310 Mondsee	Christ Aqua Ecolife AG CH-4147 Aesch		
	Wassertechnik Vw. GmbH 69198 Schriesheim		

GROUP STRUCTURE

As at December 31, 2004

CHRIST WATER TECHNOLOGY (AST)

Aqua Systems Technologies

PHARMA & LIFE SCIENCE	ULTRA PURE WATER	FOOD & BEVERAGE	MUNICIPAL DRINKING WATER & WASTE WATER
Christ Pharma & Life Science AG CH-4147 Aesch	Christ Ultrapure Water AG CH-4147 Aesch	Van der Molen GmbH D-86438 Kissing	Aqua Engineering GmbH A-5310 Mondsee
Christ Nordic AB SE-21376 Malmö	Christ France S.A.S F-38920 Cedex	Van der Molen Production B.V. NL-1521 Wormeveer	Aqua Mérnökiroda Kft. H-2040 Budaörs
Christ Pharma & Life Science GmbH D-71665 Vaihingen	Christ-Kennicott Water Technology Ltd. UK-Wolverhampton	Van der Molen Brasil Ltda. CEP 20031-141 RJ Brasil	Aqua Engineering Beijing Office 100016 Beijing
Christ Waterman Ltd Dublin, Ireland	Christ Holland B.V. NL-2382 Zoeterwoude	Van der Molen (South Africa) Ltd. Johannesburg	Aqua Engineering SA (Pty) Ltd Johannesburg
Christ Nishotech Water Systems Pvt. Ltd Navi Mumbai, India (10%)	Christ Water Singapore Pte. Ltd. 609927 Singapore	Van der Molen (Asia) Ltd. 049712 Singapore	Hinke Tankbau GmbH A-4870 Vöcklamarkt
Christ Austar Ltd. Shanghai (50%)	Christ Water Technology Taiwan Co., Taiwan		Hinke Hungaria Kft. H-7090 Tamási
Synergy Christ Water LLC New Britain, CT, USA (20%)*	Christ Water Technology Ltd. Shanghai		
	[illegible]oema GmbH D-71665 Vaihingen		
	[illegible]pro Project Engineering GmbH A-8501 Lieboch		

*Increased to 49% as of 16 March 2005







ANDREAS WEISSENBACHER
Chairman of the Executive Board since 1990. Responsible for strategy, R & D, IR, PR, and for the business segments *Aqua Ecolife Technologies and* Fuel Cell Membrane Technologies.

GERHARD SPEIGNER
Chief Financial Officer since 1996.

KARL MICHAEL MILLAUER
Chief Operating Officer since 2001. Responsible for the business segment Aqua Systems Technologies.

CORPORATE BODIES

SUPERVISORY BOARD

Leopold Bednar, Vienna
Chairman

Wolfgang Hochsteger, Hallein
Deputy Chairman

Ekkehard Reicher, Oberalm

Gerda Egger, Golling

Serge Schmitt, Hagenthal-le-Bas, Frankreich

Klaus Reinhard Kastner, Gmunden





INNOVATIVE TECHNOLOGIES FOR THE ELIXIR OF LIFE — WATER

Water - Challenge for mankind, corporate responsibility for BWT

Nothing but water...

Where ever we look - we see nothing but water. Seemingly there is an inexhaustible supply of water on our planet. The Earth's total water supply is estimated at 1.4 billion cubic kilometers. Of this figure, some 96.5% is attributable to the world's oceans, 1.7% to the polar icecaps and glaciers, a further 1.7% is groundwater, lakes and rivers, and the rest occurs as water vapor in the Earth's atmosphere.



The Earth from outer space: the Blue Planet.

The reality looks rather different:

Water is a scarce resource

- 2 billion people have no access to clean drinking water.
- 5 million people die from dirty drinking water every year.
- One in two inhabitants of developing countries suffers from water-related illnesses.

The blue planet

If we look at the earth from outer space, we see a unique sight: over 75% of our planet is covered in water, whether frozen or liquid. This vital element distinguishes the Earth from all the other planets in our solar system.

Water is the essence of life

This is why we search for water above all on other planets, in order to establish whether there is life there or whether there has been life.

Humans consist of roughly 60% water and other forms of life consist of up to 90% water. With humans, a loss of 15% of this water leads to death, and depending on the size of the person and the climatic conditions, he or she requires 3 to 5 liters of water a day.

Water has various characteristics without which life on earth would be impossible for humans, animals and plants. It exists in a solid, liquid and gaseous state. One of the characteristics of water that is vital to survival is that it is heaviest not in its solid state but at plus four degrees Celsius. If frozen water was heavier, ice would form on the bottom of seas and lakes, would slowly expand upwards and in doing so would destroy all organic life. But there is a constant exchange of water both between higher and lower water layers as well as horizontally (e.g. the Gulf Stream) when temperatures fluctuate.

Without the compound of one oxygen molecule and two hydrogen molecules as well as the specific characteristics of this precious liquid, there would be no life.

The United Nations warns of a global water crisis

The provision of water in sufficient quantity and of required quality is perhaps the greatest challenge of the 21st century. Two billion people are without access to sufficient drinking water and sanitary facilities. One in two people in developing countries suffer from water-related diseases. In developing countries, some five million people die of diseases that are connected to dirty drinking water every year. Worldwide, only around 5% of all waste water is subjected to a treatment process. Around 70% of all fresh water is used for the food production (chiefly irrigation). Overall, the extent and significance of the present fresh water problem carries with it the seed of a global, social and ecological crisis.

"Of all the social and natural resource crises we humans face, the water crisis is the one that lies at the heart of our survival and that of our planet Earth."
(UN World Water Development Report, March 2003)

As with all resources that are indispensable to life, demand for water is defined by the product population x per capita consumption. The difficulty lies in the fact that it is precisely those regions where the population is growing most rapidly where there is also the greatest accumulated demand for fresh water supply.

The imminent water crisis is the result of inadequate water management, rapid growth in the world population and changing climate conditions.

Global water supply:

	Volumen (1,000 km³)	Percentage of the total water supply	Percentage of fresh water
Oceans, salt water seas	1,338,000	96.5	-
Polar ice, glaciers	24,064	1.74	68.7
Groundwater	23,400	1.7	-
Fresh water	(10,530)	(0.76)	30.1
Salt water	(12,870)	(0.94)	-
Soil humidity	16.5	0.001	0.05
Ground ice and permafrost	300	0.022	0.86
Lakes	176.4	0.013	-
Fresh water	(91.0)	(0.007)	0.26
Salt water	(85.4)	(0.006)	-
Atmosphere	12.9	0.001	0.04
Marsh water	11.47	0.0008	0.03
Rivers 2.12	0.0002	0.006	
Biological water	1.12	0.0001	0.003
Total	**1,385,984**	**100.0**	**100.0**

Source: Gleick, P. H., 1996: Water resources.

Many other problems can be caused by local water crises.

- Water crises may force the local population to migrate and this can result in substantial migrationary pressures both within countries and between them.
- By and large, water crises also lead to over-use of cross-border waters and therefore to an increase in regional conflicts that can escalate into "water wars".
- Local water crises can lead to desertification and consequently reinforce the green house effect and the reduction in biodiversity.

All this shows that even local water crises have immense global significance, which makes the water problem a problem for the entire community of nations.

Solving the water crisis is one of the biggest challenges facing mankind in the third millennium. Water will soon become more valuable than oil.

Water consumption is increasing rapidly worldwide

In the recent past, human consumption of water has increased dramatically worldwide. Water consumption in 1680 was estimated at 86 cubic kilometers. In 1900, this figure had risen to 522 cubic kilometers, in 1980 to 2,120 and in 2000 to 2,700 cubic kilometers. The forecast that human water consumption could triple once more in the next 30 years







is alarming. Then at least 40% of the world's population will live in countries that suffer from a chronic shortage of water. Today, already more than 50 countries suffer from a dramatic shortage of water.

Globally, some 70% of the water used by mankind is used in agriculture, industry uses 20% and households consume 10%. However, these figures fluctuate strongly from region to region and there are some countries that use up to 90% of water for agricultural purposes.

Agriculture

In recent years, global food production has risen sharply. The massive use of artificial fertilizers (particularly nitrates) and pesticides has therefore become a serious problem in all the world's regions. This not only damages the soil but the water that flows from these fields into river systems or into the groundwater is heavily polluted.

Increasing water consumption is also evident in stock farming. Above all, problems arise from the fact that today of five tons of grain produced in the world two tons are used as animal feed. If feed grain is cultivated in countries where a lot of water is required to produce the grain, the water consumption for a single steak can easily require 20,000 liters of water.

Industry

As mentioned, 20% of water consumed by mankind globally is attributable to the commercial and, above all, industrial sector. In many western countries, industrial companies have gradually switched to multiple use of water. In the mid 1950s for example, in the US paper industry water was used 2.4 times before being disposed of into rivers or sewage systems. But by the year 2000, this figure had been increased to 11.8 times. In the chemical industry, water was even used 28 times by this date. Despite this, water consumption that is hidden in industrial production remains high. For example, between 10,000 and 20,000 liters of water are used to produce a car.

In the western world, but also increasingly in southern countries, there are growing problems with chemical residues and, in particular, pharmaceutical residues that enter the water cycle and are not filtered out in waste water treatment plants, such as detergent residues and, above all, drug residues. Research has shown that male fishes in rivers downstream of modern waste water treatment facilities are becoming feminized, which is attributed to residues of drugs containing hormones. Therefore with regard to water problems connected with industry, account must be taken of both the production process and pollution from residues in waste water.


Bathing and showering 30%
Flushing toilets 32%
Cleaning 3%
Personal hygiene 6%
Washing clothes 14%
Watering the garden 4%
Washing the car 2%
Cooking and drinking 3%
Washing dishes 6%

Household water consumption

Roughly one tenth of mankind's water consumption relates directly to consumption by households. The quantity consumed varies enormously in different regions of the world. While it amounts to 20 liters in rural regions in arid parts of Africa, it reaches 295 liters per day in the USA. At least 25 liters per day are needed for drinking, cooking and washing. In countries like Austria or Germany, daily per capita consumption stands at some 130 liters, which is 15 liters less than a year ago but 44 liters more than in 1950.

From the figures on the left it is clear in which areas water savings can be realized.

A lack of clean water as a cause of disease

In many countries where the water supply is inadequate, the lack of this precious liquid is a serious cause of disease. According to UNICEF, up to 1.3 billion people worldwide suffer from a lack of sufficient clean water, and more than 2 billion people have no access to adequate sanitary facilities.

A distinction must be made between diseases that are transmitted through water (many intestinal diseases and diarrhea), diseases that are caused by lack of water (many skin and eye diseases), diseases that are transmitted through water animals (for example bilharzia) and diseases that are transmitted by insects that breed in water (for example malaria). It must be assumed that several million adults and children die from avoidable diseases of this kind every year. In fact, around two million children die from diarrhea and malaria every year. Water related diseases are a cause for the impoverishment of many families.

Water and Sustainable Development

Agenda 21

An entire chapter is dedicated to the subject of water in the **Agenda 21**. The Agenda 21 is the charter for sustainable development that is binding for the international community of nations and comprises a comprehensive plan of action for every aspect in which mankind has a direct or indirect influence on the environment.

Johannesburg 2002

Special importance was also attached to water as a resource during the **World Summit on Sustainable Development (WSSD)** in Johannesburg in August 2002. At this conference, the goal of halving the number of people without access to clean water by 2015 was formulated. Specific steps and the provision of the resources required to achieve this goal are now of crucial relevance. Whether this goal can actually be achieved by 2015 remains unclear, because no binding agreements were reached on who would assume which specific responsibility for achieving this target.

The International Year of Freshwater 2003

To further enhance awareness of the importance of water as a resource, the United Nations declared **2003 "The International Year of Fresh Water".**

World Water Development Report

At this occasion, in March 2003 an initiative of 23 UN organizations published the **World Water Development Report** for the first time. Under the title **"Water for People, Water for Life"** a total of 11 major challenges are specified for mankind in connection with water. Theses include the following areas:

- An adequate supply of clean drinking water and hygienic removal of waste are essential for preserving human health. Some 80 per cent of all diseases in developing nations are due to inadequate access to clean drinking water!
- Water is the basis of the food supply for an ever-growing world population. With a predicted 8 billion people in 2025, agriculture must continuously increase yields to secure food for the developing nations.
- There is also increasing concern about the quality of water, which has become one of the most urgent problems for both industrialized and developing nations. Water sources are in some cases showing extreme burdens of a highly diverse range of pollutants. One of the causes is the global increase in urbanization.
- An adequate supply of water is also a prerequisite for many areas of industrial production, and hence for the economic growth of a country.
- In the industrial and commercial sectors, water for industrial use can in many cases be recycled. In developing countries in particular suitable water treatment technologies must be accessible when constructing new industrial infrastructures.

International Decade for Action "Water for Life" 2005 - 2015

"Water for Life" - UN declares Decade for Action

In order to point to the importance of protecting drinking water reserves, dealing responsibly with water resources, the challenges of effective water distribution, and the need for sustainable water management, the UN's General Assembly declared the decade from 2005 to 2015 the **International Decade for Action "Water for Life"** at its 58th meeting.

World Water Day, March 22

The aim of this decade, which officially started on **World Water Day** on March 22, 2005, is "to focus more closely on water-related questions at all levels and to implement water-related programs and projects". The aim is to place the significance of water as a resource more firmly on the public and political agenda. A special focus is dedicated to women because they are largely responsible for the water supply in developing countries.

The International Decade for Action "Water for Life" is the second time that water has been the subject of a UN decade. The UN declared the decade from 1981 to 1990 the International Drinking Water Supply and Sanitation Decade with the aim of achieving an appropriate water supply and sanitary facilities for all people by 1990. The goal was missed by a long way.



Water - the Blue Gold of the 21st century

"No water - no future"

With these four words the UN Secretary General Kofi Annan reduced the struggle for water for all to a short, memorable formula.

Knowledge of this limited availability of water, coupled with the rapid increase in the world population are the key factors responsible for the growing awareness of the irreplaceable value of water.

The BWT Best Water Technology Group is aware of its great responsibility and makes an important contribution to the sustained protection of the natural resource water with its ecologically and economically optimized products and technologies.

World class solutions for water and power – Pure water and clean energy from hydrogen for a better future

BWT - Best Water Technology - is Europe's leading water technology group. The provision of clean water worldwide constitutes an important responsibility for BWT. In this connection, separation of materials, as the basic operation of chemical process technology, becomes a central technological platform. In particular, membrane filtration, as an innovative separation process, constitutes the most important basic operation. In membrane filtration processes such as reverse osmosis to desalinate water, or ultrafiltration




H_2O



to purify water and sterilization, the water to be treated is forced through a membrane under pressure. The membrane then retains undesirable substances present in the water.

However, membranes can also support other technologies: for example, water can be electrically decomposed into its basic elements, hydrogen and oxygen, in a so-called membrane electrolysis cell. This decomposition of water is a completely reversible reaction, in which the gases combine to form water, releasing energy in the process.

Water is regarded as the basis of all life. In addition, energy guarantees a high quality for this life.

In a fuel cell, oxygen and hydrogen (separated by a proton conducting, gas impermeable membrane) combine to form water, releasing energy in the process. The fuel cell is therefore the optimal method for converting chemical energy directly into electrical energy and heat in an electrochemical process. The avoidance of any intermediate steps means that the fuel cell is unusually efficient.

$$H_2 + O_2 \rightarrow \text{Energy} + H_2O$$

Since hydrogen contains more than three times the energy of all fossil fuels such as wood, coal or oil, it constitutes an ideal source of energy. Furthermore, no harmful greenhouse gas is emitted when hydrogen is burnt, only water is created. Should we succeed in producing hydrogen through the decomposition of water by means of solar energy, wind power, atomic energy or renewable raw materials, this could make an important contribution to combating global warming. In addition, limited fossil fuels could be used primarily as a source of raw materials for the chemical industry and less as fuel.

For a long time, this principle, discovered by Sir William Robert Grove in 1839 and termed "cold combustion", was reserved for exotic applications, such as powering satellites. Now, it is increasingly being used in new and very attractive commercial applications.

These range from stationary electricity and heat generation in homes, mobile applications in cars, buses, ships, to replacing batteries in portable electronic equipment.

The energy converter for the 21st century

Fuel cells are now accepted worldwide as efficient and clean energy converters and are being researched by all leading companies with regard to their possible use. Synergies are anticipated, in particular, as a result of the great interest shown by the automotive industry and the electronics industry, which will lead to substantial cost reductions in the fuel cell units.

However, many questions on the manufacture, storage, warehousing and transport of hydrogen must be dealt with for a comprehensive market launch. This is why the hydrogen will be extracted by reforming fossil fuels during a transition period. Alternatively, hydrogen can be obtained from methanol for example.

In principle, a fuel cell works like a battery, with the difference that the fuel cell continues to generate electricity so long as fuel in the form of hydrogen or methanol is supplied. The fuel cell consists of two electrodes, a cathode and an anode, separated by an electrolyte. The electrolyte has the task of controlling the spontaneous combustion of hydrogen and oxygen known as the electrolytic gas explosion.

In a polymer-electrolyte-membrane fuel cell (PEMFC), the electrolyte is replaced by a proton conducting membrane that is impermeable for hydrogen and oxygen. Hydrogen (H_2) and oxygen (O_2) or air flow over the electrodes and are converted into water (H_2O) and heat, generating electricity in the process. The hydrogen is supplied to the anode, where it releases an electron (e-) at the catalyst layer, leaving a proton. The proton (H+) diffuses through the membrane, which is completely impermeable to gases. The electrons, as usable electrical energy, are routed back to the cathode via an external circuit. At the second catalyst layer on the cathode, the proton reacts with oxygen from the air to form the only waste product - water.

Future markets for fuel cell applications

The global market for fuel cells can be divided into three sectors - mobile, stationary and portable applications.

The greatest market potential is unquestionably attributed to mobile use in vehicles. However, it is here that the greatest technical, economic and logistical hurdles have to be overcome. Once the automotive industry has agreed on hydrogen as the fuel of the future, the particular problem of establishing a countrywide hydrogen infrastructure has to be solved, in addition to reducing the cost of fuel cell systems. With the exception of fleet vehicles, mass production of fuel cell vehicles cannot be expected before 2015 at the earliest.

In stationary applications, such as fuel cell co-generation power stations for apartment blocks, hydrogen will be obtained locally through reforming natural gas, biogas or liquid gas. The most important problem with regard to a successful market launch is the question of the reliability of these systems which are still very complex.

Portable applications are viewed as an entry-level scenario for fuel cells in the short term. In these small systems, the hydrogen can be transported in a pressurized cylinder or in a metal hybrid storage tank. However, legal questions regarding filling and transport, in aircraft in particular, still have to be clarified. This is why various manufacturers of electronic appliances are switching to methanol as a fuel. As Motorola has shown, this can be converted into hydrogen by reforming, or, as Samsung has shown, for example, this can be converted directly into electricity in a direct methanol fuel cell. The typical area of application ranges from cellular phones and notebooks to portable electricity generators for leisure use.

Increasing interest for commercial use of fuel cells

In 2004, far greater interest in the commercial use of fuel cells became apparent. Nevertheless, the total market for fuel cell membranes is estimated at only slightly over 100,000 m^2, of which the greatest proportion was used in prototypes for hydrogen fuel cells. The market share for direct methanol fuel cells should be well below 10% of the total market. However, the highest market growth is inferred for direct methanol fuel cells in portable applications. Accordingly, increased demand for membrane surfaces is expected here in the medium term.

The product range offered by BWT and FUMATECH covers all possible applications for fuel cells. However, the direct methanol fuel cell is particularly suitable for the use of non-fluoric embranes, which is why current developments in portable applications are viewed particularly optimistically.

An impressive demonstration of the current development status of portable power units, in particular, was provided at the FC Expo in January 2005 in Tokyo. The trade show had attracted 20,000 visitors, and BWT's subsidiary FUMATECH also enjoyed its greatest success with its high-performance fuel cell membranes at a trade show to date.

BWT – committed to the environment and mankind

The water cycle as sustainable corporate responsibility

Water is not a commodity that is readily available everywhere and at any time in the quality and quantity required. Furthermore, in our industrial age the demands on water are ever more increasing. We want the convenience of water at home in the form of high quality drinking water as well as for personal hygiene. In addition, water is an important factor of production in trade and industry.

Increasing demand for water treatment

Therefore we can no longer imagine life without water treatment. Demand for economical, complex water treatment solutions increases continuously. The basis for sustained growth in the global water market are the rising world population figures, as are more stringent water purity requirements in industry for process and waste water.

Wherever water is being used for specific purpose, it must be treated accordingly. Best Water Technology, Europe's leading water treatment group - offers technologies and processes that protect water from harmful elements and help to use water in a responsible, sustainable way. As a result, used water can be returned to the natural water cycle. This means that BWT also takes on a high degree of responsibility for nature and the environment, because we are convinced that ecological commitment should not be merely a matter of lip service.

BWT's responsibility is demonstrated by a comprehensive recycling strategy for selecting raw materials, construction and production, by ecologically friendly operations and process technology, and by a proven competence for ecologically optimized products and solutions.

BWT takes responsibility for the entire water cycle

Because the name BWT Best Water Technology commits us - to the environment, to the market, to our shareholders and employees - as Europe's leading water treatment group to dedicate our expertise to the protection of natural, fresh, clean water as a resource for mankind.



A demonstrated commitment to sustainable development

BWT's commitment to sustainable development is reflected above all in its considerable efforts in the field of research and development. Our goal is ongoing optimization of product and process technologies, based on environmental, social, and economic criteria.


AQA




B-SAFE universal
B-SAFE universal
B-SAFE universal
BWT
BWT
BWT

This is why BWT seeks

- to develop environmentally and socially optimized technologies
- to manufacture durable, repair-friendly and environmentally sound consumer goods
- to use renewable energies and reduce the use of fossil fuels
- to reduce CO_2 by reducing energy demand and the use of raw materials and consumables
- to demonstrate social and ecological commitment which reaches beyond the core company objectives
- to support protection of biodiversity.

Proofs for this commitment are:

1. BWT quality management

The EU EMAS Regulation and the ISO 14001 series represent a standardized, comprehensive and systematic framework for industrial environmental and quality management. BWT works consistently to comply with environmental regulations, uses the best economically justifiable technology and is working on the standardized implementation of eco-audits. ISO certifications together with numerous product quality marks are demonstration that the high quality requirements of our guidelines are effectively implemented.

2. BWT makes a key contribution to a sustainable energy supply

In addition to providing pure water, the basis of all life, BWT is meeting the challenge of sustainable generation of clean energy to secure an equally high quality of life. Global climate protection requires controlled use of fossil fuels and the development of new technologies on the basis of renewable energies such as solar energy, wind energy, biomass, and finally hydrogen and fuel cells.

However, the dawn of the hydrogen era also requires generation of hydrogen from renewable energy in an environmentally friendly fashion and the efficient utilization of hydrogen for the generation of electricity and heat. Thus, using electricity, water can be broken down into its constituent elements of hydrogen and oxygen in a membrane electrolysis cell. Breaking down water is a completely reversible reaction, which means that a fuel cell can use the two gases to create electricity, heat and water.

Today, the fumion® polymers and fumapem® membranes from FUMATECH® are already used in the electrolysis of water and also in fuel cells, thus making a key contribution to a fast, efficient launch of a sustainable energy economy.

3. BWT has become the leading expert in the field of water hygiene

After intensive research and development work, BWT has launched visionary products which ensure or restore water hygiene.

BWT has developed a 3-phase hygiene management concept for water hygiene in buildings. To prevent water installations from Legionella bacteria, protection against particles, limescale and corrosion are essential. With the new AQA total Energy, which for the very first time offers protection against limescale, corrosion, and improved drinking water quality in one single device, BWT is setting new standards in drinking water treatment.

In order to restore water hygiene, and to disinfect cold and warm water systems continuously, BWT offers the Reaxan process, where chlorine dioxide offers effective long-term protection. BWT's B-SAFE filter is used to protect against Legionella bacteria at the point-of-use.

The chemical free PairOx process was developed specially for air-conditioning systems. The Coolzon process was developed specially to destroy bacteria in cooling water using ozone. The system can also be equipped with an optional chlorine dioxide unit (Coolzon plus) to improve its long-term effectiveness. The biocides that are normally used to destroy bacteria no longer have to be applied.

4. BWT makes an important contribution to chemical-free water treatment and industrial wastewater treatment

Environmental protection is the central consideration in developing technological solutions for customers in the Aqua Systems Technologies (AST) business segment as well. This is most apparent in industrial wastewater. Due to increasingly stringent environmental regulations, this area is growing very rapidly. Within the AST segment, the BWT Group offers water-recycling techniques which not only reduce water consumption dramatically, but also filter important minerals and other valuable substances out of process water and wastewater for reuse in the production process.

The companies in the AST business segment are leaders in drinking and wastewater treatment for municipal customers as well. Here, biological processes are increasingly being used along with physical and chemical methods. The AST segment is particularly aiming to achieve the required grade of purity of the process water with the minimum possible use of chemicals. Optimized process technologies substantially reduce the use of chemicals. This preserves the environment and has a positive impact on operating costs.



HIGHLIGHTS 2004

Sales and earnings at [illegible] high

Organic growth well above market development

Assets and financial position significantly improved

Dynamic internationalization of the Group

Excellent growth perspectives

VALUE STRATEGY

VISION

BWT – The Leading International Water Technology Group

STRATEGY

Growth
- through innovation
- through geographical expansion
- in existing markets with existing technologies

FINANCING

Long-term from own cash flow

Management Report 2004

Economic environment

As a result of the repeated sharp rise in the oil price and a slackening in the impetus provided by economic policies, the recovery in the global economy has slightly lost momentum since spring 2004. Nevertheless, global production again rose sharply and is expected to have achieved the highest growth rate for 4 years in 2004 as a whole. The sizable geo-economic momentum was also reflected in growth in world trade.

However, the type and extent of economic growth varied widely from region to region. While the USA reported a particularly pronounced rise in domestic demand, great internal momentum was accompanied by great external dynamism in China, which has become a center of global economic growth. Meanwhile, the economic recovery in the Euro zone, BWT's most important market, remained subdued. It was influenced by demand from abroad in particular.

In the course of the first six months, foreign trade contributed about half the increase in overall production. However, exports weakened after the middle of the year as global economic activity slowed. Over the year, domestic demand only increased very slowly, being depressed primarily by the high oil price. The lack of domestic momentum is an indication of fundamental structural problems, particularly in the large member states where there is no sign of any fundamental improvement. The deflationary impact of the oil price is gradually moderating in line with forecasts, and exports to the rest of the world will again increase more rapidly than recently, further appreciation in the value of the Euro has led to a deterioration in competitiveness. Furthermore, the impact of the oil price plus the high Euro will depress short term growth.

However, exports should again increase appreciably in the medium term. This is supported primarily by the sustained expansion in economic activity in important importing countries, not least in the new EU member states. Despite the reduced international competitive position resulting from the appreciation in the currency and the trend to increasing capacity utilization, commercial investment will slowly recover given more favorable sales prospects abroad. This is due predominantly to pent-up demand that has accumulated there. By and large, the global economy is clearly on the up, albeit at a far slower pace than in 2004.

In 2004, the Austrian economy grew by 1.9% thanks to strong export growth. In 2005, growth may well stand at a pleasing 2.4%, thanks largely to the second phase of tax reform. In 2006, a slight economic recovery in the Euro zone is expected. Major uncertainties remain regarding movements in the Euro's exchange rate; a further rise could slow down economic recovery more significantly. Growth in exports will be restricted by the strength of the Euro and a slowdown in global trade in 2005.

The increase in inflation linked to high prices for crude oil will reduce purchasing power somewhat. However, the second phase of tax reform will ease the burden on companies and is also expected to increase employee net incomes by 1.2% in real terms in 2005. Economic growth should be higher than in the Euro zone in 2005. In 2006, the deficit should, as assumed in the Stability Program, fall to around 1.8%. The anticipated economic recovery and the expiry of the investment allowance should have a positive impact on national finances, but on the other hand the tax reform will lead to a drop in income and corporation tax.

GDP real +/- % change on previous year	2003	2004	2005e
EU (15)	0.9	2.3	2.2
EU (25)	1.0	2.5	2.3
Austria	0.8	1.9	2.4
Germany	-0.1	1.9	1.5
Switzerland	-0.5	1.8	2.3

Source: EU Commission, Eurostat, OECD.

Consumer prices +/- % change on previous year	2003	2004	2005e
EU (15)	2.0	2.0	1.9
EU (25)	1.9	2.2	2.1
Austria	1.3	2.1	1.8
Germany	1.0	1.7	1.3
Switzerland	0.6	0.2	0.6

Source: EU Commission, Eurostat, OECD.

Unemployment %	2003	2004	2005e
EU (15)	8.1	8.1	8.1
EU (25)	9.1	9.1	9.1
Austria	4.3	4.2	3.9
Germany	9.6	9.7	10.0
Switzerland	4.0	3.8	3.4

Source: EU Commission, Eurostat, OECD.

Industry environment

Rapid growth of global water treatment market

Water treatment is one of the most important growth markets of the 21st century. The global market for water and waste water treatment is continuing to grow rapidly. Currently, the greatest investment and the most rapid growth is taking place in China and the countries of South East Asia, where both the required quantity and quality of water are completely unable to keep pace with the speed of economic growth.

The true extent of the geo-economic significance of this sector is only gradually being recognized. Since sources of natural fresh water are limited and at the same time water consumption is increasing rapidly worldwide, use of water treatment technology to produce high-quality drinking water and process water is becoming increasingly important. As a result, global demand for water treatment technology is growing correspondingly rapidly at 5% p.a. on average - in China even at 12%.

One driving force for the development of the water treatment sector is the regulatory environment. The World Health Organization (WHO) is responsible for formulating the parameters for the quality of drinking water, which must be implemented in European and national law. The most important legislation in this sector includes the European Drinking Water Directive and the Urban Waste Water Directive (UWWD).

Drivers for growth: increasing world population and industrialization

The key global growth drivers include worldwide industrialization, the rising world population and the resulting increase in demand for food and drinking water, urbanization and associated water problems such as bacteria and pollution from pesticides and nitrates and the increasing accumulation of antibiotics and hormones in surface water in industrialized countries.

Against the background of the escalating global water crisis - caused on the one hand by the aging public and industrial water infrastructure, which cannot cope with the rapid growth in the world's population and the related challenges, and on the other hand by changes to the statutory framework, including more stringent environmental requirements - massive investment will be required worldwide.

At the same time, this situation is creating attractive new markets. Multinational corporations, in particular, recognize the enormous opportunities for growth and are increasing their activities in water treatment. In addition, there are also a large number of private strategic investors, who also want to secure a firm place in the future market of the 21st century - water.

Industry consolidation continues at rapid pace

The momentum of the consolidation process in the water treatment industry has therefore continued unabated in the past financial year. In 2004, the most significant takeovers included the acquisition of Wicor Industries by Pentair, the takeover of US Filter by Siemens, as well as the acquisition of Ionics by GE. Following these major corporate takeovers, the industry expects that the consolidation trend will continue at the same speed in 2005.

Attractive growth perspectives

The BWT Group's most important growth markets in geographical terms include the core European countries, the new EU member countries in Central Europe, and the rapidly expanding countries in South East Asia.

In Europe, above all, the building installation market promises interesting prospects - partly due to the new legal framework such as the EU Drinking Water Directive (DWD). In addition, awareness of drinking water quality is increasing among the population. Drinking water and process water hygiene, supported by the continuing security and health trend, offers additional growth potential.

Ever since its foundation in 1990, the Best Water Technology Group has taken on responsibility to develop, produce and market technical solutions for securing the supply of water as our planet's most essential resource and means of production on a sustained basis. In so doing, it focuses on economically and ecologically optimized products and processes which reduce or even avoid the use of chemicals. The prime goal of the BWT R & D team is resource efficient treatment technologies which conserve water and energy.

The Best Water Technology Group with its three business segments Aqua Ecolife Technologies, Aqua Systems Technologies and Fuel Cell Membrane Technologies has set itself the goal of fully capitalizing on global market opportunities while making a significant contribution to the resource conserving use of our most important element, H_2O, and a sustainable development of our planet.

BUSINESS DEVELOPMENT 2004

Consolidated Group sales:
€ 488.1 million,
+17.3% on previous year

In 2004, the BWT Group increased its consolidated sales from € 416.0 million by +17.3% to a total of € 488.1 million, which is a record in BWT's corporate history. All business segments contributed to this pleasing increase, which is well above the growth in the market, thus confirming BWT's role as market leader, particularly in Europe.

In the Aqua Ecolife Technologies segment, which was responsible for 64% of Group sales in the past financial year, sales rose by +14.2% from € 273.3 million to € 312.1 million.

Following a weak year in 2003, the Aqua Systems Technologies segment generated sales growth of 22% to € 173.2 million and affirmed its good position in a market marked by consolidation.

Sales in the Fuel Cell Membrane Technologies segment - where BWT's subsidiary FUMATECH develops and distributes high-performance membranes for use in fuel cells - almost quadrupled through the supply of specialized membrane plants from € 0.7 to € 2.8 million.

Total consolidated sales
(in € million)


488.1
416.0
2003
2004

Sales* in € million	2004	2003	+/- %
Aqua Ecolife Technologies (AET)	312.1	273.3	+14.2%
Aqua Systems Technologies (AST)	173.2	142.0	+22.0%
Fuel Cell Membrane Technologies (FCMT)	2.8	0.7	+287.0%
Total	**488.1**	**416.0**	**+17.3%**

*Excluding intra-group sales

Europe is BWT's core market: in 2004, 89.4% of Group sales were generated in Europe (2003: 89.8%). BWT sees particular potential in the Asian markets where the Group realized 7.8% (2003: 7.1%) of its sales in 2004. The share attributable to other countries fell from 3.1% to 2.8%.

Sales 2004 by business segment
(in € million)


Aqua Ecolife Technologies (AET) 312.1 (63.9%)
Fuel Cell Membrane Technologies (FCMT) 2.8 (0.6%)
Aqua Systems Technologies (AST) 173.2 (35.5%)

Sales 2004 by region
(in € million)


Übrige Länder 13.7 (2.8%)
Asien 38.1 (7.8%)
Europa 436.4 (89.4%)

AET once again outperforms market development

The AET segment performed very positively with organic growth of 7.1%. Given that markets in Western Europe were affected by the economic slowdown, this is particularly remarkable. As a result, BWT has again outperformed the general market growth of approximately 5%. The increase in total sales in the AET segment was also due to the consolidation of the Scandinavian company HOH Water Technology, which was included in the consolidated financial statements for the first time as of July 1, 2003. This resulted in an acquisition-based increase in sales of 7.1%. BWT companies increased their sales in every country: by 7% in Austria, by 5% in Germany, by 7% in Scandinavia and by as much as 12% in France and Belgium. Growth in Southern Europe remained below average at 3% and in Eastern Europe at 4%. Service business rose by 23% and now constitutes 19% of AET sales.

AST significantly increases output

The AST segment, which was adversely affected by the postponement of investments in the semiconductor industry in 2003, again increased output significantly in the past financial year. Total sales amounted to € 173.2 million, which equates to a surge in sales of 22%. Organic growth stood at more than 18% with some 4 percentage points being attributable to acquisitions. 74% of AST sales were generated in Europe, 21% in Asia and 5% in the rest of the world.

The pharmaceutical and life science business segment achieved growth of 24% and at € 39 million represents 23% of sales, in the AST segment. The ultra-pure water segment, which encompasses activities in microelectronics, power plants and the treatment of industrial waste water, achieved sales of € 68 million thanks to major orders from the semiconductor industry, an increase of 45% on 2003. At € 25 million, sales to in the food and beverage industry, which is responsible for 14% of AST sales, were down on the previous year for accounting-related reasons. Sales to municipalities recorded a slight increase of 4% to € 16 million, and substantial incoming orders at the end of the financial year will provide for further growth in 2005. As in the AET segment, the service and spare parts business has posted above average growth: € 25 million or 15% of AST sales, which equates to an increase on 2003 of 31%.

The Group holding BWT AG achieved sales (under Austrian accounting rules) of € 55.0 million, a 2% increase year-on-year (€ 53.9 million).

Order intake 2004:
€ 507 million, +26.1% y.o.y.

For the first time in the company's history, the BWT Group received new orders totalling more than € 500 million in one financial year. At € 507 million, the previous year's figure of € 402.1 million was exceeded by 26.1%. While order intake rose by 10.1% in the AET segment, growth in the AST segment amounted to almost 63% to € 192 million.

Order book level as at December 31:
€ 123.7 million, +18.0% y.o.y.

The outstanding level of order intake allowed the order book level to rise to € 123.7 million as at 31 December 2004, compared with € 104.8 million at the end of 2003, which is an increase of 18% year-on-year. In the AET segment, the order book level was down on the previous year at € 35.9 million, while the order book level in the AST segment rose from € 69 million to € 88 million (+27%) compared with the previous year.

Marked improvement in earnings: EBITDA € 37.8 million, +35.0% y.o.y.

EBIT € 24.6 million, +80.7% y.o.y.

Consolidated earnings less minority interests €16.8 million, +119.2% y.o.y.

The sharp rise in sales in all segments combined with effective cost management resulted in a surge in earnings in 2004. BWT Group EBITDA rose by 35% to € 37.8 million. At € 24.6 million, results from operating activities (EBIT) were 80.7% up on the previous year (€ 13.6 million), and consolidated earnings less minority interests even rose by 119.2% to € 16.8 million.

EBIT development by segment was as follows:

EBIT in € million	2004	2003	+/- %
Aqua Ecolife Technologies (AET)	30.8	25.0	+23.2%
Aqua Systems Technologies (AST)	-5.5	-10.2	+46.1%
Fuel Cell Membrane Technologies (FCMT)	-0.7	-1.3	+46.2%
Aqua Finance (AFI)	0.0	0.1	X
Total	**24.6**	**13.6**	**+80.7%**

EBITDA (in € million)


28.0
37.8
2003
2004

EBIT (in € million)


13.6
24.6
2003
2004

Consolidated earnings (in € million)


7.7
16.8
2003
2004

In the AET segment, EBIT rose by 23.2% from € 25.0 million to € 30.8 million, the EBIT margin consequently improved from 9.1% to 9.9% of sales. Increased sales in France, Germany and Austria as well as the successful turnaround in the HOH companies are mainly responsible for this gratifying growth in earnings.

In 2004, the AST segment was able to almost halve its operating loss thanks to the sharp increase in operating output. However, it failed to reach break-even - as had been planned - primarily due to a weak third quarter. Cost overruns and follow-up costs on ongoing and completed projects prevented a better result from industrial business, where the power plant segment, in particular, failed to meet expectations.

In the FCMT segment, the loss was cut from € 1.3 million to € 0.7 million. Intensive research on fuel cell membranes continued unabated. The improvement in results is due to the margin achieved in specialty membrane plants.

The cost of materials relative to sales, including inventory changes, increased within the BWT Group from 46.1% to 49.3%, due to strong growth in the AST segment.

Personnel costs rose by 9.3% compared with the previous year, with approximately half the increase being attributable to consolidating the HOH companies for the first time. In 2004, personnel costs were 29.1% of sales (previous year: 31.3%).

Write-downs fell by 8.5% from € 14.4 million to € 13.2 million. Amortization of goodwill in the Group amounted to € 3.1 million, as it did in 2003. The car fleet in Austria was switched from purchased vehicles to leased vehicles.

In 2004, other operating expenses increased from € 71.4 million to € 75.6 million with more than half the difference being attributable to the initial consolidation of HOH.

Financial result improved again by „Cash-Positiv-Program"

The financial result again saw very favorable development in 2004: the continuous reduction in financial liabilities as a result of the rigidly implemented BWT Cash-Positive Program led to interest savings of € 0.2 million. This was possible despite the partial switch from financing from Swiss francs to euro and a rise in interest rates in line with general market conditions. The average rate for external borrowing in the Group amounted to 3.02% at the reporting date compared with 2.71% in the previous year. At € 0.7 million, income from minority shareholders remained at the level of the previous year.

Record result in corporate history

Earnings before tax increased from € 11.4 million to € 22.6 million and were consequently 98.3% up on the previous year. The consolidated tax rate fell from 30.7% to 24.7%, which meant that the profit after tax more than doubled at € 17.0 million. The profit attributable to minority shareholders fell from € 214,000 to € 172,000.

Consolidated earnings were € 16.8 million in financial year 2004 and consequently achieved a record in the corporate history of the BWT Group. Earnings per share rose accordingly from € 0.43 in 2003 to € 0.94, while the number of shares remained unchanged at 17,833,500.

Dividend increased by 12.5% to 0.27 € per share

On the basis of the gratifying increase in earnings and in line with the dividend policy pursued over many years, the Management Board will propose a dividend increase of 12.5% on the previous year to € 0.27 per share at the 15th Annual General Meeting. This will mean a probable distribution of € 4,815,045 to shareholders, or 28.6% of consolidated earnings.

The Group holding BWT AG increased its operating result from € 6.2 million to € 6.6 million. The net profit fell from € 10.9 million to € 9.7 million because of lower income from investments and higher tax on earnings.

€ 30.0 million cash flow from result, +41.6% y.o.y.

€ 33.7 million cash flow from operating activities, +17.4% y.o.y.

Gearing target reached at 54.4%

Financial position improved

The improvement in earnings and working capital management is reflected in the assets position of both the BWT Group and the parent company BWT AG wider. Cash flow from result rose by 41.6% from € 21.2 million to € 30.0 million. Cash flow from operating activities again exceeded the previous year's figure of € 28.7 million by 17.4% to € 33.7 million, which is another record figure.

The strong cash flow enabled the BWT Group to reduce interest bearing liabilities once again in the past financial year 2004 while intensifying investment activities in comparison with the previous year (cash flow from investment was € -9.8 million compared with € -7.5 million in the previous year) and despite a dividend payment of € 4.3 million. As at December 31, 2004, net bank debt stood at € 74.7 million compared with € 78.3 million at the same point in the previous year. Gearing has therefore improved from 63.0% to 54.4%, which means the declared target of 55% was achieved. Group equity increased in 2004 by € 13.2 million to € 137.5 million, representing 36.7% of the balance sheet total (previous year: 35.3%). The balance sheet total rose by 6.5% to € 375.0 million.

Cash flow from result (in € million)



21.2
30.0
2003
2004

Cash flow from operating activities (in € million)



28.7
33.7
2003
2004

Investment (in € million)



6.3
10.3
2003
2004

The return on equity (ROE) increased from 9.2% to 17.3% and the return on capital employed (ROCE) doubled from 4.1% to 8.2%.

The parent company BWT AG increased its equity to € 81.9 million from € 76.6 million in the previous year. As at December 31, 2004, the equity ratio was therefore 57.4% of the balance sheet total (previous year: 54.6%). Bank liabilities were reduced from € 30.4 million to € 24.5 million.

€ 10.3 million investment in intangible and tangible fixed assets, +65% y.o.y.

In the past financial year 2004, the BWT Group invested € 10.3 million in intangible and tangible fixed assets (without write-downs on goodwill), which meant that the previous year's investment total was exceeded by around 65%.

€ 6.3 million was invested in the Aqua Ecolife Technologies business segment, € 3.6 million in the AST segment and € 0.4 million in the FCMT segment. Investment mainly related to the Group's IT hardware and software equipment, and to replacements and modernization purchases in production and logistics.

Balance sheet structure

Assets (in %)


4.6
5.6
Liquid funds
43.5
43.6
Receivables,
prepaid expenses,
deferred taxes
14.8
14.2
Inventories
37.1
36.6
Fixed assets
2003
2004

Liabilities (in %)


44.4
44.5
Liabilities
20.0
18.5
Accruals,
deferred income
0.3
0.3
Minority interests
35.3
36.7
Equity
2003
2004

Personnel as at December 31:
2,780 people (previous year 2,688)


2,688
2,780
2003
2004

Personnel 2004
by business segments


Aqua System
Technologies
796
(VJ: 726)
Aqua Ecolife
Technologies
1,968
(VJ: 1,948)
Fuel Cell
Membrane
Technologies
16
(VJ: 14)

Personnel within the BWT Group increased to 2,780 people as at December 31, 2004 and were consequently 92 people up on the same point in the previous year. The expansion in operations in Asia with new subsidiaries in Taiwan and China, as well as acquisitions in Ireland and South Africa account for the majority of the increase.

The Aqua Ecolife Technologies segment employed a total of 1,968 people (previous year: 1,948) as at December 31, 2004, the increase related mainly to France and Eastern Europe, while 20 staff were made redundant at HOH as part of its reorganization. In the Aqua Systems Technologies segment, 796 people (previous year: 726) were employed, the increase is due to the new subsidiaries mentioned above. In the Fuel Cell Membrane Technologies segment, the number of persons employed was increased by 2.

In BWT AG, 304 people (previous year: 295) were employed as at the balance sheet date.

The Management Board of BWT AG wishes to thank the highly committed BWT team for its extraordinary contribution to the successful ongoing development of the Best Water Technology Group in the future market of the 21st century: water treatment.

Research and Development

New, innovative water treatment technologies and continuous improvement of products and processes reflect BWT's Growth through Innovation strategy. The Best Water Technology product range demonstrates the Group's status as the leading innovator among the world's water treatment companies.

The BWT Group's commitment to research and development has been continuously intensified for a number of years. At its research facilities in France, Germany, Austria and Switzerland, the Group works hard at extending its market leadership through fundamental research and the development of new products and procedures as well as the enhancement of existing ones. Resource-preserving products and processes in line with the optimization of economic efficiency and ecology are the basis for market leadership and sustained growth.

We should like to cite certain developments of particular relevance in the 2004 financial year as examples:

◦ **The refill of an environmentally friendly replacement cartridge in a modern design**
In financial year 2004, the focus was on optimizing the lime scale protection series AQA total, which was launched in 1997. The product family was extended with the development of the type 4500 system. The AQA total replacement cartridge was redesigned for the entire series. The aim here was to make replacement simple and convenient. The new design focused on aspects of environmental protection, particularly reducing the cost of materials and transport. In the new AQA total, only the active unit and not the entire cartridge are replaced. At the same time, a distinctive, modern design was completed for the AQA total product series 1500 - 14000.

◦ **Continuous disinfection of drinking water**
In financial year 2004, activity was also focused on enhancing products and technologies to secure the quality of drinking water in buildings. The market launch of the chlorine dioxide production system REAXAN, which is used to disinfect drinking water continuously, took place in 2004. Chlorine dioxide is produced on site using the acid chlorite process and added to the drinking water in proportion to the volume flow rate. This system is particularly useful in killing Legionella bacteria and other pathogenic bacteria in buildings. The use of chlorine dioxide compared with sodium hypochlorite offers the advantage of better dissolution of biofilm, bacteria's actual habitat, the production of substances that have less impact on aroma and taste and are more effective in a wider pH range.

◦ **Continuous disinfection of cooling tower water**
The microbiological quality of cooling tower water is normally secured by the addition of biocides. In so doing, the biocides are administered in highly concentrated form and largely discharged using aerosols in the area around cooling towers where people breathe them in. Apart from exposing the air people inhale to biocides, their use cannot prevent the growth of biofilm on the cooling tower walls and fixtures, thus producing an optimal habitat for Legionella bacteria. This is why the BWT Coolzon process has been developed. In this process a cooling water component current is continuously filtered and subsequently ozonized. Because of its high oxidation potential, ozone breaks down biofilm and prevents bacteria, in particular, Legionella in cooling towers, from multiplying. The quantity of ozone added is measured continuously and adjusted to a preset target. Coolzon is an environmentally friendly process to disinfect cooling tower water without using chemicals.

◦ **Electrodeionization module SM 3000 to produce the purest water**
In 2004, the Septron range of electrodeionization modules was extended upwards with the development of the Septron SM 3000. The development of the module was initially envisaged for the Pharma business unit but - following a successful launch - enhancement of the SM 3000 series was concentrated on deployment in the Semicon business unit. Because of the high volume flows in the equipment, use of the module in the semiconductor industry requires a hydrodynamically optimized construction and a low specific energy charge (kWh/m^3) while complying with stringent specifications for water quality.

The result is a module with a nominal output of 3 m³/h and an electrical energy requirement of 0.3 KWh/m³. The SM 3000 also meets the standards of purity for the water produced. In the semiconductor industry the values are geared to the detection limits of analytical appliances. For example, with ionic components, they are of the order of lower ppt (parts per trillion) and lower ppb (parts per billion) for organic impurities (TOC). The requirement for the hot water sanitation of the module was also successfully implemented. An application for a patent has also been submitted to protect this innovation.

○ WFI water with Vapotron and Multitron

Vapotron and Multitron are systems for generating extremely pure steam, which is used in particular to manufacture WFI water. With the development of these systems, Christ is now in a position to complete WFI turnkey projects. The systems meet all the requirements of cGMP. They are distinguished primarily by very low energy consumption and can be operated with both hot steam and with electrical energy.

○ Fuel cells

In 2004, applications were submitted for very important patents relating to the area of application of high temperature fuel cells operating at up to 160°C without water, which will allow chemical patent protection for a new connection class.

New membranes, which are now available as standard types, based on inorganic/organic nano-particles in multi-matrix technology that are distinguished by how little water and methanol they transport even with thin membranes are available in the area of application of direct methanol fuel cells for portable applications with low output.

To manufacture inorganic/organic multi-matrix membranes, proton conducting nanoparticles with an extremely large surface and exceptional proton exchange capacity were developed in long and intensive collaboration with universities. These nano-particles can be adjusted to the requirements of various operating conditions by molecular structuring in terms of size, shape and surface and can be processed for the patent-protected mixed-matrix membranes. Cost-effective inorganic proton conductors were also developed and patented, which are excellent in a water-free environment due to a high proton exchange capacity, and therefore fully meet the requirements of a medium temperature fuel cell.

In 2004, an EU research project lasting several years to develop and test a non-fluoric hybrid membrane for operating at high temperatures was successfully concluded with a prototype.

With its future-oriented research and development work, BWT is continuing to set new standards for the global water market and is making a significant contribution to human health with its water treatment technologies, offering clean, safe water quality, in line with the motto:

BWT Water Technologies for a Better Life.

Risk management

In order to keep risks from interest rate changes and exchange rate changes to a minimum, interest and foreign currency management is organized across the Group using modern software and constantly monitored by the central treasury. All financial instruments used relate to the current operating business of the Group. In particular, there are currency hedges for expected foreign currency inflows and currency payments in USD and GBP, and an interest rate swap to reduce the interest charge for the bond issued in 1999. Thus, an interest rate of 2.5% p.a. was hedged at Euribor + 50 basis points for this bond from 2005 onwards. Furthermore, to hedge a variable interest rate basis financing for 5 million, an interest rate cap was used at Euribor 2.25% p.a. with a maturity in April 2006.

The ongoing monitoring of financial risk takes place via Group Controlling in which economic success and deviations from multi-level targeted goals are measured on a regular basis according to standard criteria.

The project to introduce a Group-wide risk management, which also comprises comprehensive analysis of operating and default risk that was started last financial year, was continued consistently. Material risks are covered by standard insurance. The Management Board currently is not aware of any risks that could threaten the continued existence of the company.

Outlook

Excellente growth perspectives

The rapid international increase in awareness of the value of water as a resource, as well as the increasing health conciousness linked to rising life expectancy offers BWT excellent growth perspectives in the long term. The development of the water market will increasingly become independent of cyclical economic movements. On the basis of the excellent order situation, good market prospects and the launch of new, innovative products, the BWT Management Board expects a further increase in sales and earnings for the financial year 2005. Consolidated sales should exceed € 500 million, and consolidated earnings rise to over € 20 million for the first time in the company's history. A further reduction in the gearing is an important goal for the BWT management.

The Aqua Ecolife Technologies business segment will also measure up to its market leadership in 2005. New trendsetting water treatment systems should stimulate new growth for BWT and the market. The focus on security, hygiene and health, as well as new partnerships with installation companies will boost BWT's sales still further.

The aim in the Aqua Systems Technologies segment is to achieve a clearly positive operating profit in 2005. In this connection, sales quality overrides sales quantity. The organization into divisions with clear responsibilities for pharma & life sciences, microelectronics and power, food & beverage, and municipalities, which was completed at the end of 2004 should allow the Group to better capitalize on its strengths, and at the same time, allow us to react rapidly to market changes in the coming years.




AQA



AQUA ECOLIFE TECHNOLOGIES

AET 2004

Aqua Ecolife Technologies (AET)

Products, markets, strategy

The paramount goal of the BWT Best Water Technology Group is to respond to the growing awareness of health issues as well as the increasing demand for a better quality of life, while simultaneously fulfilling optimal ecological criteria and offering its customers groundbreaking, environmentally friendly products and technologies for safe, clean and healthy water.







The **Aqua Ecolife Technologies** segment supplies products and systems for the treatment of drinking water, process water, boiler water, cooling and air-conditioning system water for individual homes and apartment buildings, housing developments, hotels, hospitals, sports facilities, homes for the elderly, municipalities, as well as industry and commerce.

BWT's R & D departments are working with tremendous commitment on the development of innovative products and concepts, and today are setting new technology standards worldwide. To secure and improve the quality of water, BWT offers protective filters, water softeners, protection against limescale and corrosion, mineral aggregate dosing systems, nitrate reduction devices, disinfection plants, as well as membrane technology.

The BWT Group is the market leader in Europe with a market share of over 30%.

Innovative technologies for safety, hygiene and health

Consumers' growing need for safety and improved quality of life is also reflected in the increasing demands relating to the quality of drinking water. Safety, hygiene and health are the key factors in AET activities, from fundamental research to sales and after-sales service.

The ever more stringent regulatory requirements - such as the new EU Drinking Water Directive (DWD) - also create new market opportunities. In addition, constantly improved methods of analysis provide for more rapid growth.

A focal point of activities in the financial year 2004 therefore remained the further development of products and technologies to ensure drinking water quality. BWT launched innovative products and systems, which prevent pathogen bacteria - by protecting water installations against limescale and corrosion deposits where harmful bacteria can flourish.

Hygiene in drinking water systems cannot be achieved through a standard solution. Each water system is unique in its way; the causes of contamination can be manifold. Because of its comprehensive expertise in water, BWT is able to provide customized solutions and support for systems and operators for the different problems - from prophylaxis (= protection against limescale and corrosion) to the destruction and removal of bacteria.

BWT has therefore developed a 3-phase hygiene management concept for water hygiene in buildings. Protection against particles, limescale, and corrosion are essential to prevent water installations from Legionella bacteria. To restore water hygiene and to disinfect cold and warm water systems continuously, BWT offers the Reaxan process, where chlorine dioxide offers effective long-term protection. BWT's B-SAFE filter is used to protect against Legionella bacteria at point of use.

The chemical free PairOx process was developed specially for air-conditioning systems. The Coolzon process was developed specially to destroy bacteria in cooling water using ozone. The system can also be equipped with an optional chlorine dioxide unit (Coolzon plus) to improve its long-term effectiveness. The biocides that are normally used to destroy bacteria no longer have to be used.

Launch of AQA total Energy with innovative 3-in-1 technology

With the development of the new AQA total Energy and its unique 3-in-1 technology, BWT is now able to offer, for the very first time, three phases of water treatment in one single device. While previously there were separate solutions for protection against limescale and corrosion, the innovative 3-in-1 technology not only provides improved protection against both limescale and corrosion, but by adding magnesium and activated oxygen, the quality of the drinking water is being further enhanced.

A further innovation: in contrast to other devices available on the market where the central active unit cannot be changed (cartridge change) - a circumstance that is highly critical from a hygiene viewpoint in particular - BWT prescribes the regular exchange of cartridges. With the new refill, the cartridge exchange is simple, safe and convenient. The design of the AQA total energy system has also been recreated.

High international standing

With its well-known brand names such as BWT, Cillit, Permo or HOH, BWT follows a successful multi-brand strategy. However, different designs have one thing in common: the innovative power of the market leader BWT offering the highest level of quality. A lot of attention is given to the regional needs of our various international markets.

The BWT marketing allowed strategy, together with a series of economic and ecological product advantages, has allowed BWT to continually expand its market shares in most regions in the AET segment despite sometimes very difficult economic conditions. The extensive product program, unique technologies and strong brands are the mainstays for the continued expansion of BWT's market presence. There is high growth potential in Europe, especially in the EU accession countries, as well as in Asia and in the US.

Best service quality guarantees long-term customer loyalty

Aqua Service offers efficient and competent services relating to all fields of water treatment with a broad-based network all accross Europe. Only optimum service secures long-term retention of value and the reliable operation of a modern water treatment system. This applies to individual customers, as well as to hotels, industry and municipalities. The range of services of "Aqua Service" is being further optimized and expanded to meet the requirements of our customers on an ongoing basis.



Success with strategic market partners sanitary wholesale and expert plumbers

The BWT sales organization relies on close partnerships with its strategically important market partners sanitary wholesale and plumbers because we are convinced that the valuable resource water is only a market for experts. In future, consumer interest will focus increasingly on water hygiene, and plumbers will have to extend their expertise in this field.

With BWT's comprehensive market support with regard to product range, training, and sales promotions, any forward looking plumber has the opportunity to position and distinguish himself locally as a BWT water expert. Health protection for consumers, on which the EU Drinking Water Directive is based, provides the statutory basis for this.

RESULT

Sales in the entire Aqua Ecolife Technologies segment rose by 14.2% to € 312.1 million, with 7.1% being attributable to organic growth. BWT has again outperformed the general market growth by some 5%. BWT companies increased sales in all Western European countries. Growth in Southern Europe and in Eastern Europe remained below average. Service business rose by 23% and now amounts to 19% of AET sales.

EBIT rose by 23.2% to € 30.8 million. Increased sales in France, Germany and Austria as well as the successful turnaround of the HOH companies are the key drivers for the pleasing improvement in results. In the AET segment, € 6.3 million were invested in tangible assets, and the number of employees amounted to 1,968 in total as at December 31, 2004 (previous year: 1,948).

Sales
(in € million)


312.1
273.3
2003 2004

EBIT
(in € million)


25.0
30.9
2003 2004

AET key figures in € million	2004	2003
External sales	312.1	273.3
Internal sales	3.5	2.6
Total sales	315.6	275.9
EBITDA	39.7	34.0
Depreciation	8.9	9.0
Operating Profit (EBIT)	30.9	25.0
Assets	224.2	211.3
External funds	163.4	165.8
Investments in intangible and tangible assets	6.3	4.6
Employees	1,968	1,948

OUTLOOK

The Aqua Ecolife Technologies segment is expected to remain a growth market. This optimism is underpinned by the consistent implementation of the BWT hygiene concept, which has already been reflected positively in the sales figures for BWT's standard products for protection against limescale and corrosion. The market launch of the new AQA total Energy system with its innovative 3-in-1 technology should offer the BWT Group significant new opportunities for growth.





AQUA SYSTEMS TECHNOLOGIES

AST 2004

Aqua Systems Technologies (AST)

Products, markets, strategy

The **Aqua Systems Technologies** business segment (the Christ Water Technology Group) is engaged in the development, planning, construction and service of water technology products and systems for industry and municipalities. The companies of the Christ Group offer customized, economically and ecologically optimized water treatment systems based on modular components which are increasingly also being operated and serviced.


SEPTRON® 3000

Today, the Christ Water Technology Group is the clear market leader in industrial water treatment in Europe and already holds excellent market positions on the global market, particularly the growth markets in Asia.

The leading position of Christ Water Technology was recently affirmed by the "2004 Market Penetration Leadership Award" awarded by the renowned international market research institute Frost & Sullivan.

Organization of the AST segment

During the 2004 financial year, the legal and organizational structures of the companies within the AST segment were realigned with a focus on the business areas pharmaceuticals & life science, food & beverage, ultra-pure water (semiconductors, energy and industrial process water) as well as municipal drinking water and waste water. With this new organization, which is optimized for the defined target sectors, we have created the basis for sustained, dynamic international growth.

In October, this new focus led to the establishment of the new company Christ Ultrapure Water AG, which is responsible for global activities in the field of semiconductors, energy and industrial process water. Since December 2004, the former Christ AG is responsible for international pharmaceuticals and biotechnology business as Christ Pharma & Life Science.

PHARMA & LIFE SCIENCE

The pharmaceuticals & life science segment performed very well in 2004, increasing sales by 24%. The product range was expanded to include newly developed innovative multi-effect distillation equipment and pure steam generators as well as sterilization equipment to decontaminate waste water, which are marketed under the brands MULTITRON and VAPOTRON. The first orders were placed with major pharmaceutical customers.

With the closure of the plant in Kreuztal (Germany) at the end of 2004, production of pharmaceutical systems in Europe was concentrated in the state-of-the-art facility in Basel/Aesch (Switzerland).

With the purchase of a 74% stake in a well-established pharmaceutical water treatment company in Ireland, the market position in Ireland was expanded further. Ireland is regarded as one of the most important locations in Europe for pharmaceuticals and biotechnology groups.

Sales of pharmaceutical water treatment equipment in the US developed successfully with the help of a new holding in Connecticut. Thanks to local manufacturing using expertise and components from Switzerland, we were able to offset the unfavorable effect of the Euro-Dollar exchange rate. This also applies to Asia, where the Group has established joint ventures in China and India to manufacture systems locally. Thanks to the transfer of professional know-how, the first products have been produced and marketed successfully on the local markets.

ULTRAPURE

Semiconductor industry

Semiconductor business has more than doubled compared with 2003. In Europe, margins have improved slightly compared with previous years because of cost savings. Competition on the Asian market remains intense. The policy of increasing the proportion of local procurement and engineering will also allow us to improve margins significantly here. It should be stressed generally that major semiconductor and flat panel display investment takes place in Asia. Activities have reduced significantly in Europe and the USA, while the AST segment has significantly built up its position in Asia at the right time.

Power and petrochemicals

Sales fell by almost 39% compared with the previous year, in fact by more than 60% compared with budget. This meant that 2004 was the Group's worst financial year in this sector for a long time. Investment in the power market was very low in Europe and characterized by project suspensions on international markets.

Industrial process water and waste water

Sales remained practically at the previous year's level. Margins remain unsatisfactory. Generally, there is scarcely any investment in the industrial waste water sector in difficult economic times. Above all, this division's technology portfolio is of long-term significance for important sectors such as the galvanic sector and the electronics sector.

FOOD & BEVERAGE

Sales were 14% down on the previous year, however, growth was satisfactory overall. The product portfolio was expanded with further components such as evaporation systems, cutting and washing machines so that complete processing lines can now be offered, which are resulting in increasingly successful sales, not least due to the expansion of process know-how in this area. The AQAMOL division, which offers water treatment for the food and beverage sector was integrated further within the traditional product range. In comparison with the direct competition in the core competence area of syrup/ready made drinks production processes, this has significantly improved the competitive position. The AST Group is therefore well en route to positioning itself as a complete provider for turnkey projects "from source to the finished drink" under the "Van der Molen" brand. The food & beverage market is characterized by global growth.

MUNICIPAL WATER TREATMENT

Sales were some 4% up on the previous year. With the acquisition of a holding in a company in South Africa and the establishment of a new branch in Hungary, this division has positioned itself well in new, attractive markets. With its flagship Aqua Engineering, the AST Group is developing major seawater desalination plants, drinking water treatment plants from surface water, and waste water treatment plants.

RESULT

In the AST segment, total sales amounted to € 173.2 million, which equates to a surge in sales of 22%. Organic growth stood at more than 18% with some 4 percentage points being attributable to acquisitions. 74% of AST sales were generated in Europe, 21% in Asia and 5% in the rest of the world.

The AST result was negative with an EBIT of € -5.5 million. Cost overruns and follow up costs for ongoing and completed semicon projects as well as canceled projects in the pro-cyclical power sector made a positive result impossible. Group internationalization was continued at a dynamic pace, in particular in the pharma & life science division to increase the degree of local involvement and consequently to earn better margins. A total of € 3.6 million was invested in the Aqua Systems Technologies business segment in 2004. A total of 796 (previous year: 726) employees were employed in this segment.

Sales (in € million)


173.2
142.0
2003
2004

EBIT (in € million)


2003
2004
-5.5
-10.2

AST key figures in € million	2004	2003
External sales	173.2	142.0
Internal sales	5.1	3.1
Total sales	173.2	145.1
EBITDA	-1.6	-5.3
Depreciation	4.0	4.9
Operating Profit (EBIT)	-5.5	-10.2
Assets	174.1	158.3
External funds	103.5	84.3
Investments in intangible and tangible assets	3.6	1.5
Employees	796	726

OUTLOOK

We assume that the new optimal Group structure and the measures taken for further expansion and internationalization will make the AST Group profitable in 2005.

The **Ultrapure division** consists of the semiconductor market, power and petrochemicals as well as industrial process and waste water. With the Christ brand, the AST Group is already excellently positioned in the semiconductor sector in Asia and has therefore become much more competitive. Generally, we again expect good order intake. In particular, we expect a great deal of success from our SEPTRON EDI technology, which should increasingly emerge as the world's best EDI technology. Our solid market share in Europe should be followed by an expansion of our market share in Asia.

In the **pharmaceuticals & life science division** we shall further expand our market leadership with new product lines (turnkey solutions, waste water treatment) and with ground-breaking innovations. We are also considering the acquisition of local companies in this sector. The market is generally a growth market so that we expect significantly higher order intake.

Continuous growth can also be assumed in the **food & beverage division.** Offering one-stop total solutions (from raw materials to ready-for-sale products) should give us clear competitive advantages.

In the **power sector** investment activities in Europe did not yet occur to the anticipated extent in 2004. No new power stations were constructed because of the very slow economic growth. Existing facilities are being operated to maximum capacity, new power stations are subject to long-winded approval procedures. However, we are convinced that this market will recover sharply since new power stations are urgently needed worldwide. At an international level, in particular, Christ has positioned itself as a very strong partner for the treatment of condensates and surface water.

In the **industrial process and waste water sector,** we have made the necessary capacity adjustments. Overall, the demand for water and material recycling systems should be growing significantly.





The **municipal market** is also a growth market. Demand for drinking water systems is increasing in line with the growing world population. Aqua Engineering has an excellent position in markets such as South Africa, China, and the Middle East.

As a result, AST will deliver a positive result in 2005. The management is striving to achieve an EBIT margin of more than 5% in the medium term through further globalization and associated localization, as well as the expansion of service and operator business.






Oxygen



FUEL CELL MEMBRANE TECHNOLOGIES

FCMT2004

Fuel Cell Membrane Technologies (FCMT)

Products, markets, strategy
With its FUMATECH subsidiary, BWT has established itself on the future fuel cell market as a supplier of innovative fumion® polymers and fumapem® polymer membranes as central components of a membrane electrode unit, the heart of the fuel cell.



FUMATECH offers its products, services and consultancy to all manufacturers of membrane electrode units (MEA). As a result, established MEA manufacturers are the first target as a potential client base. However, it is becoming clear that because of the complex manufacturing processes resulting from miniaturization, there is also an increase in demand for uncoated membranes and polymers contrary to the usual use of membrane electrode units from manufacturers of portable fuel cells. In addition, it is becoming apparent that car manufacturers will assume the production of fuel cell modules themselves.

To achieve the reduction in costs required, the number of individual components in the module is being reduced and current development focuses on investigating integrated components with greater functionality. In the longer term, this is expected to produce greater demand for uncoated membranes and consequently an additional market for fumion® polymers and fumapem® membranes for use in cars. This strategic focus allows us to merge the strengths of innovative development and a large number of patents with production experience and a clear marketing focus at minimal risk.

High-performance membranes for all areas of application
FUMATECH has transferred the necessary product experience from the manufacture of conventional ion exchange membranes to fuel cell technology and is now able to offer excellent fluoric membranes (the fumapem® series) and non-fluoric membranes in rolls (fumapem® P series). Today, these high performance membranes are used in both reformat/air fuel cells and hydrogen/air fuel cells, as well as in direct methanol fuel cells.

A large number of companies now develop and manufacture proton exchange membranes. Together with FUMATECH these companies produce perfluorinated polymers, partially fluorinated polymers, doped heterocyclic polymers, poly-aromatic polymers and ceramic materials for the manufacture of membrane electrode units.

In so doing FUMATECH can look back on experience and patents in all the fields mentioned. However, the company's expertise and its patent protection for the manufacture of inorganic/organic multi-matrix membranes should be mentioned as major distinguishing feature. For the first time, these membranes separate electro-chemical and mechanical requirements thanks to different components in the membrane structure.

Membrane fuel cell components are classified by operational area and area of use. FUMATECH supplies fluoric and non-fluoric polymer membranes for low temperature fuel cells used at low moisturization and at temperatures of up to 85°C (type 1). These membranes are predominantly used for small portable applications.

FUMATECH provides the familiar inorganic/organic hybrid membrane (type 2) for use with medium temperature fuel cells in operation at temperatures up to 125°C, usually without external wetting. These membranes are predominantly intended for use in both stationary and mobile applications and for the on-board supply in an APU (auxiliary power unit). FUMATECH has comprehensively safeguarded this area of application in particular using patents.

The current development work on dry proton conductors (type 3) will continue in another area of application, namely high temperature fuel cells in operation at up to 160°C without water. In 2004, applications were submitted for very important patents relating to this area of application, which will allow chemical patent protection for a new connection class.

Finally, the direct methanol fuel cell for portable small applications is also of particular importance (type 4). The influence of both the membrane and the catalyst charging are crucial in determining the power density of a cell. The new membranes and the now standard membranes using inorganic/organic non-particles in multi-matrix technology are distinguished by the low membrane thicknesses and low water and methanol permeability.

A leading component supplier for the fuel cell industry

As an established membrane manufacturer, FUMATECH provides all the components required to produce a membrane electrode unit such as polymers, polymer solutions and membranes. In addition, it manufactures and distributes membranes for producing hydrogen through the electrolysis of water. The available expertise and the production plants for the series production of flat membranes form a sound basis for the fuel cell business.

On the periphery of fuel cell systems, components are also needed to wet fuel gas as well as production and cooling water. FUMATECH supplies specialist membranes for wetting and the internal water management of fuels. For stationary use, desalination and cooling water treatment as a well as process for internal water management are also offered.

FUMATECH sees particular potential in the patents and expertise relating to the manufacture of inorganic/organic multi-matrix membranes. In a long and intensive cooperation with universities, proton exchange nano-particles with an extremely large surface and exceptional proton exchange capacity were developed. These nano-particles can be adjusted to the requirements of the various operating conditions by molecular structuring in terms of size, shape and surface and can be processed for the patent-protected mixed-matrix membranes.

Cost-effective inorganic proton conductors were also developed and patented, which are excellent in a water-free environment due to a high proton exchange capacity, and therefore fully meet the requirements of a medium temperature fuel cell.

Further expansion of R & D cooperations

In 2004, an EU research project lasting several years to develop and test a non-fluoric hybrid membrane for operating at high temperatures was successfully concluded with a prototype. To ensure the sustainability of FUMATECH projects and the company's long-term market position, established joint research projects were extended into 2005.

In addition to the universities, the most important research partners include the Jülich Research Center and the Center for Solar Energy and Hydrogen Research (ZSW). The objective of the ongoing work is to optimize products for operation at temperatures of up to 125°C without wetting and for direct methanol fuel cells. Moreover, innovative film concepts are being examined to optimize the cost of portable PEM fuel cells.

In another cooperation with the Fraunhofer Institute for Solar Energy Systems (FhISE), a miniature electrolyzer is being developed as a charging station for portable fuel cells. In addition, bilateral test programs are conducted worldwide with users from the automotive industry, MEA and module producers and system suppliers for portable applications.

In the EU's 6th framework program, FUMATECH submitted to project applications for the further development and qualification of non-fluoric membranes for use in cars and for the development of new concepts for membrane wetting (also for use in cars).

RESULT 2004

In the financial year 2004, sales in the Fuel Cell Membrane Technologies segment almost quadrupled from € 0.7 to € 2.8 million. EBIT improved from € -1.3 million to € -0.7 million thanks to the improved margin from specialized membrane plants.

Sales (in € million)


0.7
2.8
2003
2004

EBIT (in € million)


2003
2004
-1.3
-0.7

FCMT key figures in € million	2004	2003
External sales	2.8	0.7
Internal sales	0.2	1.5
Total sales	3.0	2.2
EBITDA	-0.7	-1.1
Depreciation	0.1	0.2
Operating Profit (EBIT)	-0.7	-1.3
Assets	2.7	1.9
External funds	1.6	1.6
Investments in intangible and tangible assets	0.4	0.2
Employees	16	14

Aqua Finance

The "Aqua Finance" segment is responsible for optimising the real estate assets of the group and holding small strategically interesting financial participations.

Aqua Finance key figures in € million	2004	2003
External sales	0.0	0.0
Internal sales	0.0	0.0
Total sales	0.0	0.0
EBITDA	0.2	0.3
Depreciation	0.2	0.2
Operating Profit (EBIT)	0.0	0.1
Assets	14.5	8.3
External funds	8.2	3.2

The BWT share

In 2004, international capital markets were influenced by anxieties about the economic environment, interest rates and oil prices, which were reflected in volatile share prices. The easing in the situation on commodity and, in particular, oil markets as well as diminishing concern about substantial increases in interest rates led to prices rising on international stock markets in the fourth quarter 2004. The share indices on all major international stock markets have therefore risen slightly as compared to the previous year.

In contrast to other international stock markets, the Austrian stock market had been posting records since the beginning of 2004. The Vienna Stock Exchange was able to outperform the major international exchanges significantly for a fourth year in succession in 2004: the leading index, the ATX, closed the year with a gain of almost 57.4% compared with the year-end 2003.

This performance was based above all on the above-average - when compared internationally - results achieved by companies listed on the Vienna Stock Exchange and by proximity to the rapidly growing economies of Central, Eastern and South-Eastern Europe. The accession to the European Union of a total of eight countries from this region - four of which border Austria directly - in 2004 further increased international investors' awareness of the favorable economic and geographic framework conditions for companies listed in Vienna. The announcement of the cut in corporation tax as part of the 2005 tax reform was also positively received by the market.

Water vs the Indices (% Increase in 2004)



0
5
10
15
20
25
30
35
UK water
US water equipment
World water average
European water
US water
Hang Seng
S & P 500
NASDAQ
MSCI World
FTSE 100
CAC 40
Dow Jones IA
Asian water

Source: Global Water Intelligence

Outstanding performance of water stocks

The fact that investors are becoming increasingly aware of the topic water is evident from the above average stock performances recorded by listed water companies, which - following three rather difficult years - significantly outperformed all major international stock indices for the first time in 2004 (see chart).

At the same time, water technology stocks outperformed those of water suppliers, since water technology depends to a lower extent on the political and regulatory environment.

BWT share among the top performers on the Vienna Stock Exchange

The BWT share price performed quite satisfactorily in 2004. The share rose steadily from € 15.25 on January 2, 2004 to € 27.84 at the year-end, which corresponds to an increase of 88.24% against the 2003 year-end closing price. This means that BWT ranked an excellent 4th among the top performers on the Vienna Stock Exchange in 2004.

As at December 30, 2004, the weighting of the BWT share in the ATX index was 0.80%, while in the ATX Prime Index it was 0.72%.

In 2004, BWT shares in the amount of around € 268 million were traded on the Vienna Stock Exchange, compared with € 164 million in the previous year. Trading volume was 13.4 million in 2004, compared with 14.4 million in 2003. At 53,547 shares, the daily average was down on the previous year's figure of 58,186 shares. In 2004, OTC sales of the BWT share amounted to € 124 million, corresponding to 31.6% of the total sales of the BWT share (€ 392 million).

Since December 2001, BWT shares have also been available in the US through an ADR Level 1 Program, allowing US institutional investors easier access to buying and trading the share. The Bank of New York acts as the custodian bank.

BWT share 2004: +88,24%


300%
250%
200%
150%
100%
50%
0%
-BWT
-ATX
10-2003
11-2003
12-2003
01-2004
02-2004
03-2004
04-2004
05-2004
06-2004
07-2004
08-2004
09-2004
10-2004
11-2004
12-2004
01-2005
02-2005
03-2005

Shareholder structure


YSRO
31.6%
Free float
49.5%
BWT Trust
18.9%

The number of shares remained unchanged at 17,833,500 compared with the previous year. The free float is 49.5%, the BWT Trust holds 18.9% and the YSRO holds 31.6%.

The BWT share	2004	2003
Share category	Bearer shares	Bearer shares
Number of shares (in 1,000)	17,833.5	17,833.5
Free float	49.5%	49.5%
Trading volume (in € million)	268	164
Unit sales (in 1,000)	13,387	14,372
Average unit sales/day	53,547	58,186
Dividend per share (in €)	0.27	0.24
Earnings per share (in €)	0.94	0.43
Cash flow per share (in €)	2.05	1.61
Performance		
High (in €)	27.84	14.84
Low (in €)	15.25	8.60
Closing price (in €)	27.84	14.79
P/E (closing price) (in €)	30	34
Market capitalization (in € million)	496	264

Investor Relations

The future market of water holds extremely interesting prospects for investors with a long-term perspective. In view of the increasing shortage of water worldwide, water treatment - and therefore the contribution of BWT's product and technology range for coping with the problems linked with this lack of water - is rapidly gaining in importance.

At the same time, the BWT share is increasingly becoming the focus of attention for investors oriented towards sustainable investment. The increasing number of ethical/ecological funds has therefore become a key target audience for BWT's investor relations activities. The BWT share is already represented in the portfolios of numerous funds specializing in water, environment and sustainability.

BWT included in the sustainable index "nx-25"

Therefore the inclusion of BWT, which has been listed on the Vienna Stock Exchange since May 1992, in the sustainable index **"nx-25"** on January 30, 2004 was a particular high-light. The nx-25 contains 25 stocks selected according to stringent ethical and ecological criteria, spread according to country and various sectors. With a performance of +49.2% in 2004, the nx-25 index significantly outperformed the MSCI World Index (+12.8%).


160%
150%
140%
130%
120%
110%
100%
90%
nx-25
nx-25
MSCI World

Source: ÖKO-INVEST

Corporate Governance

In September 2002, the Austrian Working Group for Corporate Governance developed the Austrian Code of Corporate Governance. The Code of Corporate Governance is a framework for the responsible management and control of listed companies in Austria. It aims to create sustained, long- term value and to increase transparency for all shareholders.

BWT is committed to active, transparent, sustainable communications and corporate governance in line with the BWT value strategy. Therefore BWT has committed to comply with the Austrian Code of Corporate Governance since financial year 2003 and only deviates from the Code in minor respects. Detailed explanations by the management on corporate governance are available on the BWT website.

Coverage by major investment banks and brokerage firms

In addition to the Austrian investment banks BANK CREDITANSTALT AG, ERSTE BANK AG and RAIFFEISEN CENTROBANK AG, which have been covering BWT for many years, analysts at USB WARBURG, ABN AMRO and DEUTSCHE BANK AG, are now regularly monitoring BWT's company development.

Important capital market information on the BWT share:

Financial Calendar 2005:

2004 Annual Results	8 April 2005
Annual General Meeting	20 May 2005
Ex-dividend date	25 May 2005
Dividend payment date	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	5 Aug. 2005
Letter to Shareholders III/2005	11 Nov. 2005

Vienna:

ISIN:	AT0000737705
Reuters Code:	BWTV.VI
Bloomberg Ticker:	BWT AV
Specialist:	Concord Effekten AG
Max. Spread:	1,5%
Min. Size:	3.500 Stk.
Market Maker:	Bank Austria Creditanstalt AG, Erste Bank AG, Raiffeisen Centrobank AG

New York:

The Bank of New York
American Depositary
Receipt (ADR) Level 1

Ratio:	1 ADR = 1 Aktie
Exchange:	OTC
Symbol:	BWTAY



The ongoing improvement in the quality of IR service remains one of the top priorities for BWT's investor relations team. The BWT homepage therefore provides interested investors with all relevant information on the Best Water Technology Group in a comprehensible and user-friendly format. Interested investors also have the option to sign up for our regular new service under **www.bwt-group.com** or **investor.relations@bwt.at**.

Beside contact via the Internet, BWT shareholders are also invited to contact BWT management and our IR team directly with any questions.



BWT GROUP ACCORDING TO IFRS
(INTERNATIONAL FINANCIAL REPORTING STANDARDS)

ANNUAL FINANCIAL STATEMENTS 2004

I. BWT Group: Consolidated balance sheet as at December 31, 2004

ASSETS	Note	31.12.2004 in € 1000's	31.12.2003 in € 1000's
Intangible assets	(8)	56,479.6	54,939.5
Tangible assets	(8)	73,609.3	69,000.8
Financial assets	(9)	7,143.5	6,660.9
Fixed assets		137,232.4	130,601.2
Inventories	(10)	53,383.0	52,000.2
Trade receivables	(11, 12)	124,295.9	124,636.2
Other receivables	(13)	23,722.7	15,721.6
Liquid funds	(14)	20,982.5	16,327.7
Current assets		222,384.1	208,685.7
Deferred taxes	(15)	13,694.8	11,057.3
Prepaid expenses		1,712.9	1,723.8
TOTAL ASSETS		375.024,2	352.068,0

EQUITY AND LIABILITIES

	Note	31.12.2004 in € 1000's	31.12.2003 in € 1000's
Share capital		17,833.5	17,833.5
Capital reserves		17,095.8	17,095.8
Retained earnings		103,114,9	90,431.2
Difference from currency translation		-548.1	-1,056.6
Equity	(16)	137,496.1	124,303.9
Minority interests	(16)	1,274.9	860.4
Provisions for social overhead capital	(17)	25,306.5	23,515.1
Deferred accrued taxes	(15)	4,915.6	5,464.5
Current accrued taxes		2,948.2	3,215.7
Other accruals	(18)	36,164.9	35,101.7
Accruals		69,335.2	67,297.0
Loans	(19, 20)	17,000.0	17,000.0
Interest-bearing financial liabilities	(20, 25)	78,726.1	77,606.5
Trade liabilities	(20)	35,181.7	34,413.8
Other liabilities	(20)	34,484.9	27,628.7
Liabilities	(20, 25)	165,392.7	156,649.0
Deferred income	(21)	1,525.3	2,957.7
TOTAL LIABILITIES		375,024.2	352,068.0

II. BWT Group: Consolidated profit and loss account for the 2004 financial year

	Note	2004 in € 1000's	2003 in € 1000's
SALES	(1)	488,103.9	415,966.5
Other operating income	(2)	7,213.2	4,883.9
Change in inventory of finished and unfinished products		1,497.2	202.8
Other capitalised labour, overheads and material		920.5	639.6
Materials and purchased services	(10)	-242,140.7	-192,107.5
Personnel costs	(3)	-142,172.8	-130,131.5
Depreciation	(4)	-13,173.4	-14,400.4
Other operating expenses	(5)	-75,638.5	-71,432.1
RESULT FROM OPERATING ACTIVITIES		24,609.4	13,621.3
Financial result	(6)	-2,744.0	-2,971.8
Income from group companies		728.0	743.4
EARNINGS BEFORE TAX		22,593.4	11,392.9
Taxes on income	(7, 15)	-5,578.2	-3,495.2
EARNINGS AFTER TAX		17,015.2	7,897.7
Income from minority shareholders	(16)	-172.1	-213.9
RESULT FROM ORDINARY BUSINESS ACTIVITIES		16,843.1	7,683.8
CONSOLIDATED EARNINGS		16,843.1	7,683.8
Earnings per share (in €):	(26)		
Undiluted		0.94	0.43
Diluted		n/a	n/a
Number of shares issued		17,833,500	17,833,500

III. BWT Group: Cash flow statement for the 2004 financial year

		Note	2004 in € 1000's	2003 in € 1000's
+	Profit for the accounting period		16,843.1	7,683.8
-	Profit/loss from the sale of fixed assets		-1,300.5	-200.5
+-	Depreciation on/additions to tangible assets		7,675.5	7,784.1
+-	Depreciation on/additions to intangible assets		5,494.8	6,616.3
+-	Depreciation on/additions to financial assets		3.2	95.4
+	Allocation/write-back of long-term accruals		1,318.1	-764.1
	CASH FLOW from result		30,034.2	21,215.0
-	Increase/reduction in inventories, including advance payments		-1,027.4	-1,242.4
-	Increase/reduction in trade receivables, deferred taxes and prepaid expenses		-800.8	20,569.6
+	Increase/reduction in advance payments received and deferred income		3,975.3	-475.5
+	Increase/reduction in trade payables, bills payable, Group and other liabilities		960.6	-12,833.1
+	Increase/reduction in short-term accruals (including allocation of deferred taxes)		601.5	1,499.9
	CASH FLOW from operating activities	(23)	33,743.4	28,733.5
-	Investments in intangible and tangible assets		-10,324.4	-6,313.9
-	Investments in financial assets		-349.1	-143.1
+	Disposals of assets and other financial investments		5,809.8	1,024.8
-	Additions of fully consolidated companies		-4,913.2	-2,082.0
	CASH FLOW from investment activities	(24)	-9,776.9	-7,514.2
-	Dividends paid out		-4,280.0	-4,280.0
+	Change in minorities		535.2	42.6
+-	Change in notes payable		244.9	174.4
+-	Change in long-term financial liabilities		-6,235.3	-3,201.7
+-	Change in short-term liabilities		-8,694.5	-16,849.9
	CASH FLOW from financing activities		-18,429.7	-24,114.6
+-	Cash flow from operating activities		33,743.4	28,733.5
+-	Cash flow from investment activities		-9,776.9	-7,514.2
+-	Cash flow from financing activities		-18,429.7	-24,114.6
	Change in liquid funds		5,536.8	-2,895.3
+	Initial inventory of liquid funds		16,327.7	19,506.5
+-	Impact of exchange rate differences		-882.0	-283.5
	Final inventory of liquid funds		20,982.5	16,327.7
	Breakdown of liquid funds			
	Cash, checks, deposits with banks		20,972.2	15,888.5
	Securities included in current assets		10.3	439.2
			20,982.5	16,327.7

IV. BWT Group: Changes in shareholders' equity

	Share capital in € 1000's	Capital reserves in € 1000's	Retained earnings in € 1000's	Currency translation differences in € 1000's	Total in € 1000's
As at January 1, 2003	17,833.5	17,095.8	87,040.1	1,427.2	123,396.6
Consolidated earnings	0.0	0.0	7,683.8	0.0	7,683.8
Dividend payment	0.0	0.0	-4,280.1	0.0	-4,280.1
Currency translation	0.0	0.0	0.0	-2,483.8	-2,483.8
Receivables from minority interests	0.0	0.0	-12.6	0.0	-12.6
As at December 31, 2003	17,833.5	17,095.8	90,431.2	-1,056.6	124,303.9
Consolidated earnings	0.0	0.0	16,843.1	0.0	16,843.1
Dividend payment	0.0	0.0	-4,280.1	0.0	-4,280.1
Currency translation	0.0	0.0	0.0	508.5	508.5
Receivables from minority interests	0.0	0.0	120.7	0.0	120.7
As at December 31, 2004	17,833.5	17,095.8	103,114.9	-548.1	137,496.1

NOTES TO THE BWT GROUP CONSOLIDATED FINANCIAL STATEMENTS



BWT GROUP 2004



V. Notes 2004

These annual financial statements of BWT AG, located in Mondsee, Austria, were prepared in line with the principles of the International Accounting Standards Board (IASB) effective at the balance sheet date. The consolidated financial statements comply with the terms of Para. 245a Austrian Commercial Code which states that where a parent company prepares consolidated financial statements and a group management report according to internationally recognised principles, it is exempted from its obligation to prepare financial statements on the basis of the national regulations of the Commercial Code.

The consolidated financial statements are in line with the directives of the European Union regarding consolidated financial statements (Directive 83/349/EEC).

In interpreting the IAS, the interpretations of the International Financial Reporting Committee (IFRIC) were taken into account.

The entire financial statements for the 2004 financial year are prepared in € 1000 (rounded in line with commercial rounding methods). When adding rounded amounts and percentages, the use of automated calculation aids may result in differences due to rounding.

Differences between IFRS and Austrian accounting principles

As Austrian accounting legislation stresses the protection of creditors, the principle of commercial caution has been accorded a significant role. Equally, the appropriateness of the company's commercial financial statements for tax purposes leads to corresponding influences on financial statements compiled in line with the Austrian Commercial Code.

In contrast, the primary aim of accounting according to IFRS is the provision of information relevant for the decisions taken by shareholders and investors. As a result, in IFRS, the comparability of financial statements – over a period of time, as well as among companies – is given a higher priority than in the Austrian Commercial Code.

Goodwill arising from consolidation

In IAS 22, goodwill arising from capital consolidation is capitalised and written off over its useful life, while the Austrian Commercial Code also allows goodwill to be offset against reserves. IFRS 3 had been applied to corporate mergers since March 31, 2004. Pursuant to this standard, goodwill is calculated as a residual value from the acquisition costs of the corporate acquisition and the net assts valued at their fair market value taking into account any contingent liabilities. Any goodwill calculated in this way will not be subject to scheduled write-downs but an impairment test pursuant to IAS 36 should be carried out at least once a year.

IFRS 3 was not applied to goodwill resulting from corporate mergers prior to March 31, 2004 in the annual financial statements as at December 31, 2004.

Tangible and intangible assets

In commercial legislation, the lengths of depreciation periods and periods of useful life are characterised by the principle of commercial caution. IFRS demand an ongoing reassessment of the actual useful lives. This leads to a tendency of applying longer useful lives in IFRS valuations. In order to evaluate any necessary need for write-downs, an impairment test in accordance with IAS 36 is to be carried out. In line with IFRSs, internally developed intangible assets must be capitalized if the condition for capitalizing assets are met. According to Austrian HBG, these assets cannot be capitalized.

Finance leases

While in the allocation criteria laid down by the Austrian Commercial Code, leasing contracts are usually qualified as operating leases with the leased object continuing to be owned by the lessor, IAS 17 (revised 2003) calls for a valuation from a commercial viewpoint and not a valuation based solely on the contractual relationship. Under certain conditions, a leasing contract may therefore be classified as a finance lease. In those cases, the leased objects are to be allocated to the lessee in whose financial statements it is to be stated as an asset at purchase value, with the obligations to the lessor being recorded as a liability.

Inventories

In inventories, write-downs as a result of decreased market prices are only carried out if the book values are not covered by their sales prices.

Receivables from contract manufacturing

In Austrian accounting legislation, sales and profit are only to be realised after the complete delivery of the goods or services to the customer (completed-contract method). In accordance with IAS 11 (revised 1993), long term orders can be accounted for using the percentage-of-completion method which takes into account delivery progress with proportionate realisation of profits, with the degree of completion either derived from a detailed project progress report (stage-of-completion method), or computed from costs incurred in relation to the estimated total cost of the project (cost-to-cost method).

Financial assets

Short term financial assets are posted at market values (prices at the balance sheet date). In contrast to the Austrian Commercial Code, any write-up in the value of the asset is not restricted to its original purchase price.

Valuation of foreign currencies

There is a difference between the two accounting methods in the assessment of unrealised profits from foreign currency valuations on the balance sheet date. In Austrian law, only unrealised losses are to be accounted for in keeping with the imparity principle, while in IFRS unrealised gains must also be accounted for, with currency fluctuation therefore impacting on results in every case. According to IFRS, unrealised currency gains or losses from intra-group loans are to be offset against equity without being taken through the profit and loss account.

Deferred taxes

The tax effects of the differences in timing between tax financial statements according to Austrian law and the IFRS financial statements are represented by setting up deferred tax positions. With IFRS, deferred tax assets are also to be formed for tax loss carry forwards, if these losses are expected to be utilised by future taxable profits.

Personnel provisions

In the Austrian Commercial Code, provisions for pensions are formed without regard to increases in salaries, using the partial-value method and a discount rate, generally of 6%. The valuation of future severance payments and anniversary bonuses is generally carried out using actuarial discount rates of 4% or 5%, not the actual increases in salaries. In line with IAS 19 (revised 2000), personnel provisions (provision for pensions and similar obligations, provisions for severance payments) are calculated according to the projected-unit-credit method. The interest rate is determined by deploying current long-term interest rates in the capital markets at the balance sheet date, with future salary increases being taken account of for the period to the employees' retirement. As a result, during its accumulation phase, the provision increases more rapidly than if the partial value method proscribed by Austrian Commercial Law were used.

Other provisions

The definition of provisions in IFRS is based on a different understanding of the principle of caution compared with Austrian commercial law. According to IFRS, the value of the provision is determined by the value that has the highest probability, and not – as is the case in Austrian commercial law – the value arising from applying the principle of commercial caution. While the formation of expense reserves is permissible in Austrian commercial law, they are not permitted in IAS 37.

Extended publication requirements, duty to provide information

Within the framework of IFRS accounting, there is an obligation to provide detailed explanations in the notes on individual positions of the balance sheet, the profit and loss account, the cash flow statement and the development of equity. The objective is to convey a true and fair view of the company in the annual financial statements. Beyond this, there are further information requirements, in particular regarding the business divisions, associated companies and derivative financial instruments, which are not covered by Austrian commercial law to this extent.

General notes

Fundamentals

The BWT Group, headquartered in Mondsee, Austria, is Europe's leading water treatment technology group, offering water treatment products and problem solutions for the entire water cycle, "from source back to earth". The innovative product range corresponds to the state-of-the-art and is optimised in line with ecological and economic criteria.

BWT Aktiengesellschaft has a worldwide presence through 67 subsidiaries and had 2,780 employees as of December 31, 2004.

The business activities are divided into four divisions:

Aqua Ecolife Technologies:	In this business division, BWT offers innovative water technology products for the treatment of drinking water, process water, and swimming pool water (filter technologies, limescale protection, softeners, disinfection etc.)
Aqua Systems Technologies:	This division concentrates on customer-specific high-tech water treatment systems. The focus is on the pharmaceutical industry, the semiconductor industry, the food and beverage industry, the power generation industry, as well as the treatment of municipal drinking and waste water.
Fuel Cell Membrane Technologies:	This business division concentrates on the development and the distribution of so-called „proton exchange membranes", the heart of the new energy source "fuel cell".
Aqua Finance:	This division covers real estate administration and other financial participations.

The accounting methods of the companies included in the scope of consolidation are based on the uniform accounting rules of the BWT Group based on the principles of IFRS.

The financial statements of all material companies and those national or international companies which require an audit on the basis of their respective national legislation, were audited by independent auditors and given unqualified audit opinions. The correct transition of the commercial accounts into individual financial statements according to IFRS compiled to unified group guidelines was also confirmed.

In keeping with IAS 27, the balance sheet date of the consolidated financial statements is identical with the balance sheet date of the parent company. The annual financial statements of companies fully and partially consolidated were prepared on the basis of historical purchase and production costs. In order to improve clarity of presentation, certain positions of the balance sheet and in the profit and loss account were combined. A detailed presentation is supplied in the notes.

Scope of consolidation

An overview of the material consolidated companies can be found in appendix V.1. Apart from BWT AG, the consolidated financial statements include 66 fully consolidated companies (previous year: 62). No subsidiaries (previous year 1) were consolidated using the equity method, one subsidiary was consolidated using the proportional method (previous year 1).

The scope of consolidation during the 2004 reporting year developed as follows:

Position on January 1, 2004	65
First-time consolidation in the reporting year	7
Merged during the reporting year	-2
Deconsolidated in the reporting year	-2
Position on December 31, 2004	68

Shares in consolidated companies owned by minorities are stated separately. The shares in profit included in the profit and loss account but allocated to minorities are identified separately in the profit and loss account.

Major acquisition activities

On April 1, 2004, 74% of the shares in Christ Waterman Ltd., which specializes in water treatment in the pharmaceuticals industry, were acquired. On July 1, 2004, the BWT subsidiary BWT Belgien acquired 100% of the shares in Benchem nv. In South Africa, Aqua Engineering GmbH acquired 100% of a company specializing in municipal and industrial water treatment. The holding in Christ Taiwan was built up from 49% to 75% to reinforce our presence on the Asian market.

Consolidation method

Capital consolidation takes place according to the purchase method by offsetting costs against the pro rata identifiable assets and liabilities relating to the parent company. Since January 1, 1995, asset surpluses have been capitalized as goodwill and amortized on a straight line basis over their useful life. Since March 31, 2004, amortization of purchases has been replaced by annual impairment testing in line with the provisions of the new IFRS 3 (Business Combination) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). Differences arising as liabilities from capital consolidation are shown as negative goodwill (see appendix V.2.) and the value of the acquired depreciable asset is written back in line with its expected useful life.

Inter-company receivables and liabilities, expenses and earnings as well as intra-group earnings are eliminated if they are not immaterial.

For the associated company consolidated using the equity method, the same equity consolidation principles apply as to full and pro-rata consolidation, with the latest available annual financial statements used as the basis for consolidation. For the company included at equity, local valuation methods with immaterial modifications are used.

For shares in companies in whose business policies the parent has substantial influence (associated companies), the percentage of profits is proportionate to the percentage of equity held (equity method). In this case, the value of any dividend payments is reduced by the proportionate amount.

Currency translation in the Group

Currency translation of foreign accounts is carried out using the concept of functional currencies. This is the respective national currency in every case, as the companies operate their businesses independently in financial, commercial and organisational terms.

Apart from equity positions, all the balance sheet positions were translated at the current exchange rate on December 31, 2004. The individual positions of the consolidated foreign companies' profit and loss accounts were translated at the weighted-average exchange rate of the period. Differences from currency translation of the proportionate equity are reported as a component of retained earnings. Where a foreign company is deconsolidated, the differences from currency translation are reported in the profit and loss account.

The principal currencies' exchange rates used for currency translation (outside the Euro-zone) developed as follows:

		Current exchange rate		Weighted-average exchange rate	
		31.12.2004 €	31.12.2003 €	2004 €	2003 €
100	Swiss Franc	64.72	64.12	64.72	65.65
100	British Pound	141.64	141.34	147.14	144.31
100	Hungarian Forint	0.41	0.38	0.40	0.39
100	Polish Zloty	24.60	21.21	22.23	22.58
100	Czech Koruna	3.31	3.07	3.13	3.13
100	American Dollar	73.20	79.30	80.29	87.70
100	Danish Krone	13.44	13.43	13.44	13.46
100	Swedish Krone	11.08	11.00	10.95	10.95
100	Norvegian Krone	12.13	11.93	11.94	12.45
100	Israeli Shekel	17.15		17.15	
100	Chinese Renminbi	9.06		9.06	
100	Singapore Dollar	45.20		45.31	
100	Taiwan Dollar	2.29		2.33	
100	South African Rand	12.93		12.93	

Accounting and valuation principles

Intangible assets and tangible assets

Intangible and tangible assets are valued at their purchase or production costs, reduced by scheduled straight-line depreciation. The production costs, in addition to unit costs, contain appropriate proportions of material and production overheads. Expenses relating to general administration and interest payable are not capitalised.

Assets are depreciated from the point in time at which they begin to be operated. Straight-line depreciation is charged over the expected useful life of the respective asset. For assets where operations commence during the first six months of the accounting year, a full year's depreciation is charged; otherwise six months' depreciation is charged. In determining the expected useful life of an asset, the expected economic or technical lifetime is taken into account.

Assets with a value of below € 400 (assets of minor value) are depreciated in full during the year of acquisition and immediately treated as disposals in the schedule of fixed assets.

In the case of probable permanent value impairment, non-scheduled depreciation is carried out. In order to examine the valuation of the items in the tangible asset category, we carry out an impairment test. Here the higher of the net disposal value and useful value which is calculated as the present value of the associated future financial inflows and outflows is compared against the current book value. If the book value is higher, an impairment to the lower value is carried out. If the reasons for the implementation of non-scheduled depreciation no longer apply, the asset is written up to a value no higher than its purchase or production prices less scheduled depreciation. Maintenance is carried as expenditure as long as it does not materially alter the nature of the asset in question.

A difference in value arising from first-time consolidation is carried as goodwill and subject to scheduled depreciation in line with the expected useful life. Additionally, the remaining goodwill is compared to its economic value on each balance sheet date. Any decreases in the future value are booked as non-scheduled depreciation. From the initial application of IFRS 3 in conjunction with IAS 36 and IAS 38 from 2005 onwards and for all purchases after March 31, 2004, annual impairment testing is carried out to establish the value of goodwill for all cash-generating units (CGUs).

For intangible assets constructed by the company, the production time is divided into a research and a development phase. Costs incurred during the research phase are charged to the profit and loss account immediately. Expenses arising during the development phase are capitalised as intangible assets (in line with IAS 38), if certain conditions relating to the future use of the disbursed expenses apply, above all the technical viability of the developed product or process. The valuation of assets constructed by the company is carried out using production costs less scheduled and unscheduled depreciation.

The depreciation of intangible assets and of consumable assets is performed on a straight-line basis over the expected economic lifetime of the respective asset.

Tangible and intangible assets

When evaluating the depreciation rates, the following economic lifetimes were assumed. These are unchanged from the previous year:

	Useful life in year	
	From	To
Intangible assets		
Goodwill	3	20
Software	3	5
Patents, trade marks	5	10
Tangible assets		
Buildings	20	50
Investments in buildings of third parties	10	20
Machinery	3	10
Business equipment	3	10

Leasing and rental properties

Leasing and rental contracts in which all risks and rewards arising from the use of the asset are being transferred to the Group, are treated as financing leases. At the point in time of purchase, the assets underlying the respective leasing or rent contracts are capitalised at the current value of future leasing or rental installments at purchase and depreciated over the duration of the lease period. The capitalised assets are offset by the net present values of the future liabilities arising from the unexpired portion of the leasing or rental contract as at the balance sheet date.

Assets used as a result of any other leasing or rental contracts are treated as operating leases with assets remaining the property of the lessor or owner. Rental payments are carried as expenses in the profit and loss account.

Financial assets

Financial assets are not held for trading purposes (see Note 9). If the actual intention and ability to hold the asset to maturity exists, the asset is valued at purchase cost, and reduced by write-downs in the case of a permanent impairment of value. If the reasons for the implementation of a write-down no longer apply, the asset is written up to a value no higher than its purchase prices.

Part of the securities classified as financial assets are deemed to be available for sale. They are valued at purchase cost at the point in time of their acquisition and in later periods, at their respective current market values. Changes in values are recorded in reserves, and only at the point in time of their sale is a profit or loss realised in the profit and loss account. Market values of securities are the values on the stock market on the balance sheet date.

Other participations, for which a market value cannot be determined without a considerable effort, are valued at purchase cost reduced by any necessary extraordinary write-down.

Inventories

Valuation of inventories is carried out using the lower of purchase or production costs or current values. Specifically, write-downs of inventories are not carried out if the book values are covered by the sales prices of the assets. The consumption of primary energy and raw materials and supplies was calculated using the average-cost method. If the turnover of certain stock is deemed to be too low, write-downs are carried out if necessary.

Receivables

Trade receivables and other short-term receivables are valued at nominal value or acquisition cost, if necessary reduced by value adjustments. Tax receivables are netted against tax liabilities if they are owed to the same tax authority.

Receivables from long-term orders

In keeping with IAS 11 (revised 1993), long-term orders are accounted for using the percentage-of-completion method with pro-rata realisation of earnings, whereby the degree of completion is calculated using the cost incurred to date in relation to total estimated costs (cost-to-cost method).

Cash and liquid funds

Short-term financial assets (cash in hand and at bank) are carried under the heading cash and valued at current value.

Provisions

The valuation of pension provisions and provisions for similar obligations, severance payments and anniversary bonuses is made according to IAS 19 (revised 2000) using the projected-unit-credit method. In this method, the expected benefits to be made by the company are distributed over the number of years of service with the company until retirement age. Salary increases expected in the future are taken into account. The amounts to be provisioned are calculated by an actuary for each balance sheet date on the basis of an actuarial study. As these benefit-orientated obligations are not tied to individual assets, they are valued in their full amounts.

Calculation of provisions for deferred taxes is carried out using the liability method and the tax rate which is to be expected from the situation of the limited time differences in line with the position on the balance sheet date. Other provisions are formed individually at the level of the uncertain liabilities, whereby the amount that has the highest probability of arising, is used.

Liabilities

Liabilities are carried at the higher of acquisition cost or repayment value. Liabilities in foreign currencies are valued at the current exchange rate of the currency concerned on the balance sheet date, or at the hedged exchange rate. Arrangement fees for loans are capitalised and written off over the duration of the loan.

Currency translation

Assets and liabilities accounted for in foreign currencies (currencies outside the Eurozone) are valued at the current exchange rate on the balance sheet date, in the case of hedged exchange rates they are converted into Euro at the hedged exchange rate. Write-ups and write-downs resulting from fluctuations in the values of foreign currencies are charged to the profit and loss account.

Earnings realisation

Earnings from goods and services rendered are realised when all material risks and opportunities arising from the good delivered have passed to the purchaser.

In order for the progress of orders and the performance of the company to be reflected accurately over the accounting periods, long-term orders on the basis of a reliable estimate of the degree of completion, total cost and total revenue are generally assumed to realise the same proportion of the profit as is reflected in the progress of the order (percentage-of-completion method).

Posting of the fair value of financial instruments

The fair value of financial instruments is the amount on which a transaction is based between two independent business partners who are informed and willing to form a contractual relationship. Fair value is often identical to the market price. Fair value is therefore derived from the market information available on the balance sheet date. In view of varying determining factors, the values which are recorded here may differ from those which are realised at a later date.

Financial earnings

Financial expenses include interest payable on financing loans and financing leases, similar expenses and disbursements, currency losses and gains in connection with such financing, and results from currency hedging transactions.

Earnings from financial investments include interest payments, dividends and similar earnings arising from the investment of financial assets, and profits and losses from the disposal or the extraordinary write-down of financial assets.

Taxes

Taxes on earnings charged during the financial year include the amounts payable by the individual companies from taxable earnings multiplied by the tax rate applicable in their respective countries ("actual taxes") and the changes in tax accruals. The calculation of the tax accruals position is carried out using the balance-sheet-liability method for all temporary differences between the values of the balance sheet positions in the IFRS consolidated financial statements and their tax values recorded at the individual companies. Further, the likely tax advantages from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and temporary differences in connection with participations are not included in tax accruals. Tax accrual assets are calculated on the following tax rates:

Country	Tax rate
Austria	25%
Germany	40%
France	35%
Italy	37%
Switzerland	25%

Earnings per share

Earnings per share are calculated by dividing Group profit after minorities' shares in profits by the weighted average number of issued shares.

Estimates

For the purposes of compiling consolidated financial statements, estimates and assumptions have to be made to a certain extent which influence the value of assets and liabilities in the balance sheet, the identification of other liabilities on the balance sheet date and the amount of income and expenditure during the reporting period. The actual amounts may vary from these estimates.

Divisional reporting

In keeping with the management approach which is the basis of IAS 14 (revised 1997) in primary divisional reporting, company divisions should be defined along the lines of internal reporting structures. In geographical segment reporting, the segmentation is to be carried out by location of the company.

Changes in accounting policies on the basis of the new standards applying in the reporting year

The new IFRS 3 (Business Combinations), published in 2004, in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets) concerns the determination, presentation and value of goodwill. The key change against the former standard is the fact that goodwill amortization no longer occurs and has been replaced by annual impairment testing. This standard must be applied to all business combinations with a purchase date from March 31, 2004 onwards. The standard may be adopted voluntarily as of January 1, 2004. This option was not exercised.

On December 17, 2003, IASB published the revised standards IAS 32 (financial instruments: disclosure and presentation) and IAS 39 (financial instruments: recognition and measurement). These revised versions must be used on financial statements which begin on or after January 1, 2005. For the 2004 financial year, the recognition and measurement rules of the valid IAS 39 were applied.

Notes to the profit and loss account

NOTE 1: Sales and divisional reporting

The profit and lost account is compiled using the total cost method.

Consolidated Group sales increased in 2004 by 17.3% from € 416.0 million to € 488.1 million.

The Aqua Ecolife Technologies business segment increased sales by 14.2% from € 273.3 million to € 312.1 million.

The Aqua Systems Technologies segment increased sales by 22.0% from € 142.0 million to € 173.2 million.

In the Fuel Cell Membrane Technologies segment, where the BWT subsidiary FuMA-Tech GmbH develops and markets high quality specialist membranes for use in fuel cells, sales were quadrupled from € 0.7 million to € 2.8 million.

Sales are broken down by business divisions (main breakdown) and regions (secondary breakdown). The breakdown according to business divisions is in keeping with the internal reporting structure of the Group. Netting between the individual divisions is carried out on an arms-length basis. The main breakdown encompasses the business divisions described above under "fundamentals", the breakdown by region is carried out according to the location of the Group company.

Breakdown by business division

2004	Aqua Ecolife Technologies € 1000's	Aqua Systems Technologies € 1000's	Fuel Cell Membrane Technologies € 1000's	Aqua Finance € 1000's	Elimination € 1000's	Total € 1000's
External sales	312,083.9	173,238.2	2,781.8	0.0	0.0	488,103.9
Internal sales	3,498.7	5,139.6	196.8	0.0	-8,835.1	0.0
Total	315,582.6	178,377.8	2,978.6	0.0	-8,835.1	488,103.9
Divisional earnings (EBIT)	**30,887.2**	**-5,538.3**	**-735.6**	**-3.9**	**0.0**	**24,609.4**
Financial result						-2,016.0
Taxes on earnings						-5,578.2
Minority interests						-172.1
Profit for the year						**16,843.1**
Divisional assets	224,191.5	174,111.5	2,682.6	14,492.1	-40,453.5	375,024.2
Liabilities	163,407.3	103,511.9	1,607.1	8,180.4	-40,453.5	236,253.2
Investments	6,307.4	3,610.0	407.0	0.0	0.0	10,324.4
Depreciation	-8,853.0	-3,985.2	-112.7	-222.5	0.0	-13,173.4

Breakdown by business division

2003	Aqua Ecolife Technologies € 1000's	Aqua Systems Technologies € 1000's	Fuel Cell Membrane Technologies € 1000's	Aqua Finance € 1000's	Elimination € 1000's	Total € 1000's
External sales	273,282.8	141,964.8	718.9	0.0	0.0	415,966.5
Internal sales	2,603.8	3,127.3	1,494.4	0.0	-7,225.5	0.0
Total	275,886.6	145,092.1	2,213.3	0.0	-7,225.5	415,966.5
Divisional earnings (EBIT)	**24,974.9**	**-10,220.3**	**-1,248.7**	**115.4**	**0.0**	**13,621.3**
Financial result						-2,228.4
Taxes on earnings						-3,495.2
Minority interests						-213.9
Profit for the year						**7,683.8**
Divisional assets	211,337.9	158,293.6	1,949.9	8,710.4	-28,223.8	352,068.0
Liabilities	166,038.7	84,273.7	1,635.2	3,179.9	-28,223.8	226,903.7
Investments	4,596.6	1,541.2	176.1	0.0	0.0	6,313.9
Depreciation	-9,029.5	-4,924.2	-224.1	-222.6	0.0	-14,400.4

Breakdown by region

2004	Austria € 1000's	Other € 1000's	Elimination € 1000's	Total € 1000's
External sales	96,591.0	408,561.5	-17,048.6	488,103.9
Divisional assets	94,595.6	304,070.6	-23,642.0	375,024.2
Investments	2,621.0	7,703.4	0.0	10,324.4

2003	Austria € 1000's	Other € 1000's	Elimination € 1000's	Total € 1000's
External sales	106,064.6	326,407.8	-16,505.9	415,966.5
Divisional assets	94,270.5	285,276.3	-27,478.8	352,068.0
Investments	1,461.9	4,852.0	0.0	6,313.9

NOTE 2: Other operating income

	2004 € 1000's	2003 € 1000's
Income from the disposal of tangible assets	1,300.5	200.5
Income from the dissolution of provisions	1,502.2	1,186.6
Rental and leasing income and licensing revenues	2,047.8	1,678.8
Subsidies (fundamental research, employees)	51.1	154.7
Other	2,311.6	1,663.3
	7,213.2	**4,883.9**

NOTE 3: Personnel expenses

	2004 € 1000's	2003 € 1000's
Wages	14,731.1	12,385.8
Salaries	96,035.0	88,245.5
Expenses for severance payments	320.9	1,720.4
Expenses for pensions	2,095.9	1,900.4
Expenses for legally required social security contributions	26,030.7	23,500.4
Other social security contributions	2,959.2	2,379.0
	142,172.8	**130,131.5**

NOTE 3: Personnel expenses

The average number of employees developed as follows:

	2004	2003
Administration	2,118	1,980
Production	567	545
Trainees and apprentices	49	52
	2,734	**2,577**

Part-time employees have been included on a pro-rata basis.

Expenses for severance payments and pensions are as follows:

	Expenses for severance payments € 1000's	Expenses for pensions € 1000's
Management Board	14.4	0.0
Executives	107.5	63.6
Others	199.0	2,032.3
	320.9	**2,095.9**

NOTE 4: Deprecation on intangible and tangible assets

	2004 € 1000's	2003 € 1000's
Scheduled depreciation on tangible and other intangible assets	10,216.2	11,265.8
Scheduled depreciation on goodwill	2,957.2	3,134.6
	13,173.4	**14,400.4**

NOTE 5: Other operating expenses

	2004 € 1000's	2003 € 1000's
Advertising expenses	9,912.5	10,228.3
Fleet and travel costs	13,564.5	12,899.7
Freight and warehousing	6,773.4	6,193.2
Personnel from third parties	4,611.4	4,112.5
Rental and leasing expenses	8,044.0	7,083.8
Consultancy costs	4,146.1	3,946.9
Office, postal and telephone expenses	6,252.6	5,660.2
Commissions	3,924.9	3,557.2
Insurance premiums	2,354.4	2,273.8
Maintenance	3,231.6	2,810.3
Other taxes and fees	2,670.8	2,521.8
Other	10,152.3	10,144.4
	75,638.5	**71,432.1**

NOTE 6: Financial result

	2004 € 1000's	2003 € 1000's
Earnings from participations	728.0	838.8
Earnings from other securities	58.2	63.0
Other interest and similar income	385.2	355.9
Depreciation on financial assets	1.8	-95.4
Interest and similar expenses	-3,189.2	-3,390.7
	-2,016.0	**-2,228.4**

NOTE 7: Taxes on income and earnings

Calculated according to IFRS principles, the effective tax rate for the business year 2004 was 24.7% approximately, and 30.7% for the 2003 financial year.

The current tax expenditure has been calculated as follows:

	2004 € 1000's	2003 € 1000's
Tax expenditure of the financial year:		
Austria	1,271.8	1,749.1
Abroad	7,492.7	5,377.1
Deferred tax expenditure/income		
Austria	-199.8	-1,739.2
Abroad	-2,986.5	-1,891.8
Total	**5,578.2**	**3,495.2**

The transition of the income tax liability applying the Austrian corporate tax rate of 34% to the effective tax rate of the reporting period is shown as follows:

	2004 € 1000's	2003 € 1000's
Pre-tax profit	22,593.4	11,392.9
Tax expenditure at the tax rate of 34%	7,681.8	3,873.6
Difference in foreign tax rates	249.4	537.0
Tax allowance for research activities	-166.6	-111.5
Tax-exempt income from participations	-127.5	-79.7
Other	-2,058.9	-724.2
Effective tax liability	**5,578.2**	**3,495.2**
Effective tax rate	**24.7%**	**30.7%**

The Other item includes goodwill amortization that cannot be used for tax purposes, loss carryforwards for which deferred taxes are capitalized for the first time, the impact of the changed tax rate in Austria from January 1, 2005 on deferred taxes and the effect of consolidation bookings.

Notes to the balance sheet

NOTE 8: Intangible and tangible assets

The detailed development is documented in the schedule of assets which is an integral part of these consolidated financial statements. Changes resulting from the differences in the scope of consolidated companies are documented in a separate column. Those amounts that arise from the differences in the exchange rates between the beginning and the end of their reporting year at the foreign companies are documented as differences in exchange rates.

Development costs are only capitalised to the extent the necessary conditions according to IAS 38 are met. During the 2004 financial year, expenses for product and process innovation totaling T€ 3,525.6 (2003: T€ 115.2) were capitalised.

The balance sheet position "land and buildings" contains land of T€ 18,819.1 (previous year: T€ 17,050.8).

The collateral value for mortgage securities amounts to T€ 9,184.9 (previous year: T€ 7,106.7).

In keeping with IAS 17 (revised 2003), tangible assets include assets used under leasing contracts which are to be classified as BWT Group property. This relates in particular to the leased property at BWT France S.A., St. Denis (France). As of December 31, 2004, the capitalised value amounts to T€ 2,947.6 (December 31, 2003: T€ 3,092.3) and is classified as "land and buildings" in the balance sheet.

	2004 € 1000's	2003 € 1000's
Purchase cost tangible assets	4,139.1	4,139.1
Cumulative depreciation	1,191.5	1,046.8
Book value tangible assets	2,947.6	3,092.3
Minimum leasing installments payable as of the balance sheet date	1,952.5	2,462.1
Present value of the minimum leasing installments payable within one year	488.1	488.1
Discount rate applied	6.849%	6.849%
Present value of minimum leasing installments payable between one and five years	1,277.5	1,647.8
Discount rate applied	6.849%	6.849%
Present value of minimum leasing installments payable after five years	0.0	0.0
Discount rate applied	6.849%	6.849%

NOTE 9: Financial assets

	Acquisition cost € 1000's	Cumulative depreciation € 1000's	Book value 31.12.2004 € 1000's	Book value 31.12.2003 € 1000's
Shares in associated companies	0.0	0.0	0.0	230.8
Participations	4,947.3	-41.9	4,905.4	4,617.2
Securities	2,356.0	-146.2	2,209.8	1,785.8
Loans	133.0	-104.7	28.3	27.1
	7,436.3	**-292.8**	**7,143.5**	**6,660.9**

Participations relate to shareholdings in the following companies:

Company	Shares	Acquisition cost € 1000's	Book value 31.12.2004 € 1000's	Book value 31.12.2003 € 1000's
Nomura Micro Science Co. Ltd, Japan	5%	996.0	996.0	996.0
Wiener Börse AG, Austria	1%	247.0	247.0	247.0
ADDUXI S.A., France	23%	52.6	52.6	52.6
Male Water & Sewarage Company Ltd	12%	3,091.4	3,091.4	3,089.1
Christ Austar, China	50%	207.1	207.1	0.0
Other		353.2	311.3	232.5
		4,947.3	**4,905.4**	**4,617.2**

Securities consist of fixed interest bearing securities and shares in various investment funds. In essence they serve to cover the severance pay and pension provisions in accordance with the provisions of Articles 14 and 116 of the Austrian Tax Code.

	31.12.2004 € 1000's	31.12.2003 € 1000's
Fixed interest bearing securities	521.8	397.3
Shares in investment funds	1,283.2	1,357.4
Others	404.8	31.1
	2,209.8	**1,785.8**

The current market values of the securities are largely equal to their respective purchase prices. No unrealised gains or losses arose as a result.

NOTE 10: Inventories

	2004 € 1000's	2003 € 1000's
Raw materials and supplies	19,946.8	20,081.3
Unfinished goods	6,294.7	5,802.0
Finished goods and products	22,618.7	22,351.8
Services not yet invoiced	474.0	511.2
Prepayments	4,048.8	3,253.9
Total	**53,383.0**	**52,000.2**

The valuation is made with reference to the saleability of the individual products: with the exception of articles and devices which were launched in the product range during the business year, products with turnover frequencies of over 12 months were written down by between 25% and 100%.

The cost of materials recorded in the profit and loss account breaks down as follows:

	31.12.2004 € 1000's	31.12.2003 € 1000's
Cost of materials	196,785.0	162,450.2
Cost of purchased services	45,355.7	29,657.3
	242,140.7	**192,107.5**

NOTE 11: Receivables and other assets

2004	Total € 1000's	of which short-term € 1000's	of which long-term € 1000's
Trade receivables	80,678.2	80,550.8	127.4
Receivables from long-term orders	43,617.7	39,315.1	4,302.6
Receivables from companies in which a participation is held	319.9	319.9	0.0
Other receivables and assets	23,402.8	21,415.1	1,987.7
Total	**148,018.6**	**141,600.9**	**6,417.7**

2003	Total € 1000's	of which short-term € 1000's	of which long-term € 1000's
Trade receivables	81,737.0	81,737.0	0.0
Receivables from long-term orders	42,534.8	42,211.9	322.9
Receivables from companies in which a participation is held	364.4	348.4	16.0
Other receivables and assets	15,721.6	15,018.1	703.5
Total	**140,357.8**	**139,315.4**	**1,042.4**

The receivables and other assets are reduced by necessary individual value adjustments of T€ 3,147.6 (previous year: T€ 3,022.2) and general value adjustments of T€ 769.1 (previous year: T€ 601.7). Receivables from companies in which a participation is held relate mainly to subsidiaries of Christ Pharma & Life Science, Switzerland.

NOTE 12: Long-term orders

In keeping with IAS 11 (revised 1993), all those long-term orders for which it is possible to reliably evaluate the degree of completion, total costs and total revenues, earnings were realised according to the degree of progress of the work (percentage-of-completion method). Thus, when applying the percentage-of-completion method, earnings are realised at a point in time at which there is not yet any legally enforceable claim to payment. BWT Group evaluates the degree of completion in relation to the costs incurred as a proportion to estimated total costs (cost-to-cost method).

Details on long-term orders	2004 € 1000's	2003 € 1000's
Revenue in financial year	73,970.9	7,197.5
Costs incurred to 31.12.	88,346.8	56,720.6
Realised profits to 31.12.	19,623.7	11,265.4
Realised losses to 31.12.	4,705.8	595.4
Prepayments	830.5	969.0

Prepayments of T€ 59,647.0 (previous year: T€ 24,855.8) are offset - as far as is permitted - against receivables from long-term orders.

NOTE 13: Other receivables

The other receivables mainly include claims for tax refunds as well as an interest bearing loan of € 10 million, which was lent to a company constructing a semiconductor plant. This loan is expected to be taken over by a financial institution shortly.

The position "Other receivables and assets" relates to revenue of insignificant amount which becomes payable after the balance sheet date. As of the balance sheet date, no securitisation in the form of bills of exchange existed for the receivables.

NOTE 14: Liquid funds

	31.12.2004 € 1000's	31.12.2003 € 1000's
Bank balances	20,740.9	15,627.2
Cash in hand	231.3	261.3
Securities (held for trading)	10.3	439.2
Total	20,982.5	16,327.7
Liquidity (net) for purposes of the cash flow statement	**20,982.5**	**16,327.7**

NOTE 15: Deferred taxes

Deferred taxes result from time-limited differences in valuation and accounting for purposes of IFRS financial statements, and their respective underlying valuation in the taxation accounts, and are as follows:

	31.12.2004 € 1000's	31.12.2003 € 1000's
Amounts for tax accruals:		
Consolidation bookings	821.4	1,214.1
Social capital reserves	2,052.0	901.1
Deferred taxes arising from tax loss carry forward	8,476.1	5,878.4
Other	2,345.3	3,063.7
Deferred taxes	**13,694.8**	**11,057.3**
Amounts for deferred tax liabilities:		
Fixed assets	2,496.9	3,144.1
Other	2,418.7	2,320.3
Deferred tax liabilities	**4,915.6**	**5,464.4**
Deferred taxes	**8,779.2**	**5,592.9**

The majority of losses carried forward in subsidiaries can be carried forward without time limit, and used for purposes of the reduction of the future taxable income of the company and its consolidated subsidiaries.

In keeping with IAS 12, deferred taxes payable on existing losses carried forward of T€ 8,476.1 were capitalised, as these can be netted against future taxable profits. Deferred tax on losses carried forward was capitalised in the probable amount which can be netted against taxable profits in the foreseeable future. For the purposes of Austrian, German and Danish tax laws, there is no time limitation regarding the use of loss carry forward, in Switzerland use is limited to 7 years. In other countries the use of loss carry forward does not exist.

Under "Other", deferred tax liabilities essentially contain early realisation of profits within the framework of contract production in accordance with the percentage-of-completion method and financing leases.

In the course of first-time consolidation, latent taxes were booked to reserves.

Tax expenses break down as follows:

	2004 € 1000's	2003 € 1000's
Corporation tax for the business year (actual amount)	8,836.4	7,409.4
Late payments of corporation tax relating to prior years	-71.9	-283.1
Changes in deferred taxes	-3,186.3	-3,631.0
	5,578.2	**3,495.3**

NOTE 16: Equity

The composition and development of equity in the balance sheet is documented in the equity schedule.

The share capital consists of 17,833,500 shares each of which represents an equal participation in the issued equity of the company.

The major shareholders of BWT Group are YSRO Holding B.V. (31.6%) and the BWT Trust (18.9%). The free float of 49.5% is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the US, BWT shares are traded on the OTC market via an ADR Level 1 Program sponsored by the Bank of New York.

On the basis of the BWT AG articles of association, the Executive Board is authorised up to June 25, 2007 to increase the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

The tied capital reserve results from the share premium achieved on the occasion of the capital increase in 1994.

If losses relating to subsidiaries incurred by a consolidated subsidiary exceeds the share in the equity represented by this subsidiary, the excess and any further loss relating to the subsidiary is netted off against Group losses relating to subsidiaries.

NOTE 17: Reserves for social capital

Calculation of social capital reserves (provisions for pensions, severance payments) is carried out in keeping with the rules of IAS 19 (revised 2000).

Pension provisions

At BWT AG, Mondsee, as well as international subsidiaries (German, French, Italian, Swedish and Dutch) there are direct pension obligations for certain employees as a result of individual agreements. The reduction in the interest rate used for the calculations from 6% in previous years to 5% for the 2004 calculations has resulted in an actuarial loss of T€ 1,787, which the company will allocate over employees' expected, average remaining period of active service using the corridor method that was first applied in 2004 pursuant to IAS 19.

The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	4.5% – 5.0%
Wage/salary trend	1.0% – 2.0%
Pension trend	1.0% – 2.0%
Average fluctuation	none

	2004 € 1000's	2003 € 1000's
Present value of pension obligations as of January 1	17,926.5	17,019.5
Changes in the scope of consolidation	0.0	330.7
Expenses arising from time in service	171.5	108.8
Interest expenses	916.5	929.0
Pension payments	-893.6	-856.0
Actuarial profits/losses	67.8	394.5
Present value of pension obligations as of Dec. 31	**18,188.7**	**17,926.5**

Provisions for severance payments

As a result of legal obligations, employees of the Austrian Group companies receive a one-off payment in the case of their being made redundant or their retirement. The size of such payments is dependent upon the number of years of service with the company and the circumstances under which the severance payment becomes due. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	4.5%
Wage/salary trend	2.0%
Pension trend	2.0%
Average fluctuation (dependent upon the number of years in service with the company)	0 - 12%

	2004 € 1000's	2003 € 1000's
Present value of severance payment obligations as of January 1	5,248.4	4,539.6
Changes to the scope of consolidation	14.8	755.8
Expenses arising from time in service	283.1	307.8
Interest expenses	148.8	146.4
Severance payments	-108.7	-18.0
Actuarial profits/losses	1,168.8	-483.2
Present value of severances obligations as of December 31	**6,755.2**	**5,248.4**

Provision for anniversary payments

Anniversary bonuses were calculated for the employees of certain Austrian Group companies. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	4.5%
Wage/salary trend	2.0%
Pension trend	2.0%
Average fluctuation (dependent upon the number of years in service with the company)	0 - 12%

	2004 € 1000's	2003 € 1000's
Present value of anniversary bonuses payable as of January 1	340.3	254.1
Changes to the scope of consolidation	0.0	0.0
Expenses arising from time in service	23.4	20.4
Interest expenses	13.5	11.7
Anniversary payments	-9.2	-9.1
Actuarial profits/losses	-5.4	63.2
Present value of anniversary bonuses payable as of December 31	**362.6**	**340.3**

NOTE 18: Other provisions

The development of the other provisions which were valued in line with IAS 37 is detailed in the following overview:

Other provisions	1.1. 2004 € 1000's	Change in scope of consolidation € 1000's	Currency difference € 1000's	Deployment € 1000's	Write-back € 1000's	Allocation € 1000's	31.12. 2004 € 1000's	of which long-term € 1000's
Unpaid bills	17,040.7	75.0	9.8	12,494.5	165.5	11,116.0	15,581.5	0.0
Personnel expenses	10,121.7	24.9	17.9	5,652.6	316.7	6,609.9	10,805.1	740.2
Guarantees	4,107.1	0.0	6.7	1,716.0	83.5	3,366.6	5,680.9	2,051.4
Other	3,832.2	317.1	21.0	2,277.2	703.6	2,907.9	4,097.4	0.0
	35,101.7	**417.0**	**55.4**	**22,140.3**	**1,269.3**	**24,000.4**	**36,164.9**	**2,791.6**

The provision for personnel expenses contains unconsumed vacation, bonus payments and commissions.

The provisions for guarantees relate to the costs of expected claims on products during the guarantee period. The provisioned amount is the present value of the best estimate made on the basis of experience.

NOTE 19: Bonds

In November 1999, a € 17 million bond divided into 17,000 equal-ranking bearer bonds each with a nominal value of € 1,000.- was issued. Based on their issuance date 17 November 1999, the bonds bear an annual interest rate of 6.875% until their maturity date. By means of an interest rate swap, the interest rate is currently reduced to 2.5% (see note 25 Derivative financial instruments). Interest is payable annually in arrears on November 17. The bonds will mature on November 17, 2009. The bonds are traded in the "Freiverkehr" tier of the Frankfurt stock exchange (security identification number 353.770).

NOTE 20: Liabilities

2004	Total € 1000's	of which with a remaining term <1 year € 1000's	of which with a remaining between 1-5 years € 1000's	of which with a remaining term of >5 years € 1000's	of which with a remaining term of >1 year secured with properties € 1000's
Bonds	17,000.0	0.0	17,000.0	0.0	0.0
Bank loans and overdrafts	78,726.1	55,102.8	22,729.5	893.8	9,184.9
Trade payables	35,181.7	35,181.7	0.0	0.0	0.0
Customer advances	7,178.2	7,178.2	0.0	0.0	0.0
Drafts and notes payable	4,657.6	4,657.6	0.0	0.0	0.0
Payables to companies in which a participation is held	341.0	104.4	236.6	0.0	0.0
Other liabilities	22,308.1	21,052.5	1,205.2	50.4	0.0
Total other liabilities	34,484.9	32,992.7	1,441.8	50.4	0.0
	165,392.7	**123,277.2**	**41,171.3**	**944.2**	**9,184.9**

2003	Total € 1000's	of which with a remaining term <1 year € 1000's	of which with a remaining between 1-5 years € 1000's	of which with a remaining term of >5 years € 1000's	of which with a remaining term of >1 year secured with properties € 1000's
Bonds	17,000.0	0.0	0.0	17,000.0	0.0
Bank loans and overdrafts	77,606.5	49,970.7	26,456.6	1,179.2	7,106.7
Trade payables	34,413.8	34,413.8	0.0	0.0	0.0
Customer advances	1,757.6	1,757.6	0.0	0.0	0.0
Drafts and notes payable	4,412.8	4,412.8	0.0	0.0	0.0
Payables to companies in which a participation is held	223.1	223.1	0.0	0.0	0.0
Other liabilities	21,235.2	19,860.7	1,374.5	0.0	0.0
Total other liabilities	27,628.7	26,254.2	1,374.5	0.0	0.0
	156,649.0	**110,638.7**	**27,831.1**	**18,179.2**	**7,106.7**

The other liabilities include other tax liabilities of T€ 7,285.1 (previous year: T€ 6,728.6) and other liabilities for social security of T € 3,047.3 (previous year: T€ 2,953.0).

The securities on properties referred to above are mainly liens.

Other liabilities contain expenses of T€ 74.6 (previous year: T€ 144.8) which fall due after the balance sheet date.

NOTE 21: Deferred income

Deferred income relates mainly to deferred revenues.

NOTE 22: Other liabilities and uncertain liabilities

Rental agreements

BWT Group has concluded operational rental and leasing contracts with a number of contract partners which mainly relate to the use of cars. The minimum payments payable under these contracts are as follows:

	€ 1000's
2005	9,675.9
2006 – 2009	11,681.4
Thereafter	1,157.0

The total rental and leasing expenses during the business year amounted to T€ 8,044.0 (previous year: T€ 7,083.8).

Sureties and guarantees

The company has assumed the following sureties and guaranties:

	31.12.2004	31.12.2003
Sureties and bank guarantees	37,732.7	37,924.2
Liabilities arising from bills of exchange	64.6	1,312.5
Others	232.3	169.0
	38,029.6	39,405.7

There are no financial liabilities over and above those detailed.

Outstanding legal disputes

There are some legal disputes typical for the industry. To the extent the legal proceedings are in a stage at which the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 was established. Management expects that as a result of the other disputes, no significant impact on the asset, finance or earnings position of BWT Group is to be expected.

Notes to the Cash flow statement

The cash flow statement shows how funds of the Group have changed during the reporting year as a result of cash inflows or outflows. The effects of company purchases were eliminated and are detailed in the position "Changes in cash due to changes in the scope of consolidation". Within the cash flow statement, there is a distinction between operating, investment and financing activities. Liquidity recorded in the cash flow statement includes cash, checks, cash at banks and securities (held for trading).

NOTE 23: Cash flow from operating activities

The cash flow from operating activities shows the cash flows arising from delivery and service relationships rendered and received during the financial year. The cash flow from operating activities of T€ 33,743.4 (previous year T€ 28,733.5) includes changes in current assets.

Other information:	31.12.2004 € 1000's	31.12.2003 € 1000's
Interest inflows	397.3	359.9
Interest outflows	3,016.1	3,043.9
Tax payments	6,070.9	5,394.1

NOTE 24: Cash flow from investment activities

Purchases of tangible assets and financial assets resulted in outflows of T€ 10,673.5 (previous year T€ 6,457.0).

For the acquisition of companies, there were outflows of T€ 4,913.2 (previous year: T € 2,082.0). The material new participations in the reporting period related to a 100% participation in the Belgian Benchem n.v, a 74% participation in the Irish Waterman Ltd. and a 100% participation in the South African Aqua Engineering. With Neher GmbH and CPED S.A.S. the remaining shares were acquired from the minority shareholders. For Christ Taiwan the participation was increased from 49% to 75%.

in € 1000's	Waterman	Remaining initial acquisition	Successive acquisition	Total
Tangible assets	150.4	5,857.3		6,007.7
Inventories	170.0	185.4		355.4
Trade receivables	1,226.8	483.6		1,710.4
Liquid funds	281.1	444.0		725.1
Other assets	0.0	661.6		661.6
Share capital	-1,144.1	-1,137.3		-2,281.4
Accruals	-2.6	-115.9		-118.5
Liabilities	-681.6	-6,365.7		-7,047.3
Other liabilities	0.0	-13.0		-13.0
Acquired share in share capital	846.6	1,137.3	887.9	2,871.8
Goodwill				2,766.6
Purchase price				5,638.3
Liquid funds				-725.1
Cash flow for the acquisition minus acquired liquid funds				4,913.2

NOTE 25: Financial instruments

A distinction is made between primary and derivative financial instruments.

Primary financial instruments

The portfolio of primary financial instruments is documented in the balance sheet. On the asset side, the amounts posted also include the maximum risk of default of capital or interest payments as there are no general agreements on repayments in these cases. The risk regarding trade receivables is regarded as low as the creditworthiness of new and existing customers is continually monitored and no more than 5% of total receivables are outstanding from any one customer.

Primary financial instruments

The credit risk arising from the investments of cash and securities is limited as these are held almost exclusively by Austrian companies, and the BWT Group only works with financial partners who have a good credit rating.

Due to the decentralised European group structure of BWT Group, loan financing for the purposes of short-term assets are made in the respective currency of the local company. Therefore, currency risks are limited since the expenses arising from such financing are also invoiced in the respective local currency. However, risks from financing transactions arise at the parent company in Swiss Francs.

2004	Book value € 1000's	Market value € 1000's	Effective interest rate in %
Fixed interest bearing securities, Other	521.8	521.8	7.42
Shares in investment funds	1,283.2	1,357.2	3.31
Others	404.8	404.8	0.00
Total	**2,209.8**	**2,283.8**	

2003	Book value € 1000's	Market value € 1000's	Effective interest rate in %
Fixed interest bearing securities, Other	397.3	397.3	10.69
Shares in investment funds	1,357.4	1,368.7	4.52
Others	31.1	31.1	0.00
Total	**1,785.8**	**1,797.1**	

Interest-bearing financial liabilities

Financial obligations to non-banks

Type	Local currency	Nominal in local currency 1000's	Book value € 1000's	Effective interest rate in %
Bond	EUR	17,000	17,000	2.50
Total			**17,000**	

Fixed-interest financial liabilities to banks

Type	Local currency	Nominal in local currency 1000's	Book value € 1000's	Effective interest rate in %
Loan	EUR	13,819	13,819	3.72
	CHF	8,000	5,178	3.95
	HUF	12,323	50	10.00
		Total	**19,047**	
Advances	EUR	14,900	14,900	2.65
	CHF	13,516	8,769	1.25
		Total	**23,669**	
Total			**42,716**	

Variable-interest financial liabilities to banks

Type	Local currency	Nominal in local currency 1000's	Book value € 1000's	Effective interest rate in %
Loans	EUR	10,466	10,466	2.96
	CHF	9,263	6,000	1.21
	GBP	2,975	4,214	5.66
	CZK	14,935	494	3.33
		Total	**21,174**	
Advances	EUR	5,723	5,723	3.23
	CHF	4,500	2,913	1.70
		Total	**8,636**	
Current account	EUR	2,635	2,635	4.80
	CHF	1,400	906	7.04
	CZK	186	6	3.50
	DKK	276	37	3.02
	GBP	1,193	1,690	5.75
	HUF	33,103	135	10.84
	NOK	1,434	174	2.86
	PLN	2,506	617	7.67
		Total	**6,200**	
Total			**36,010**	

Financial derivatives

For purposes of containing the risk of changing interest rates, the parent company has entered into the following interest rate swap contracts (fair value hedge):

	31.12.2004		31.12.2003	
	Nominal amount € 1000's	Market value € 1000's	Nominal amount € 1000's	Market value € 1000's
Interest rate swap 1999 - 2004			17,000	-160,7
Interest rate swap 2002 - 2005	17,000	-134.4	17,000	-7.5
Interest rate swap 1999 - 2009	17,000	2,076.1	17,000	1,793.7
Interest rate swap 1999 - 2009	17,000	422.6	17,000	448.1
Interest rate swap 2004 - 2008	3,000	-16.5		
Cap EUR 2004 - 2006	5,000	14.9		

In order to hedge currency risks, the following currency futures contracts and currency option contracts were entered into by BWT Group:

	Currency	31.12.2004		31.12.2003	
		Nominal amount	Market value € 1000's	Nominal amount	Market value € 1000's
Purchase of USD futures against EUR	TUSD			433.6	1.3
Sale of USD futures against CHF	TUSD			3,500.0	85.3
Purchase of EUR futures against USD	TUSD			1,000.0	-35.5
Sale of EUR futures against CAD	TCAD			580.8	-2.8
Sale of EUR futures against GBP	TEUR	750.0	15.6	2,750.0	31.4
Sale of GBP futures against EUR	TGBP	408.1	29.4		
Purchase of GBP futures against EUR	TGBP	408.1	-5.9		
Purchase of GBP futures against USD	TGBP	408.1	-32.9		
Sale of GBP futures against USD	TGBP	408.1	47.2		

	Currency	31.12.2004 Nominal value	31.12.2004 Market value in € 1000's	31.12.2003 Nominal value	31.12.2003 Market value in € 1000's
Sale Call	TUSD	14,000.0	-58.2	0.0	0.0
Purchase Put	TUSD	6,000.0	97.2	0.0	0.0
Sale Put	TUSD	1,200.0	-45.1	0.0	0.0
Sale Call	TCHF	7,525.0	62.6	0.0	0.0

The valuations require to rely on assumptions of future market developments as well as on the use of valuation models on a regular basis, as a result of which different assumptions and/or models can lead to differing results.

NOTE 26: Other information

Material events after the balance sheet date

Events occurring after the balance sheet date which are of material importance for the valuation on the balance sheet date and to be accounted for or published in accordance with IAS 10 (events after the balance sheet date, revised 2003) are either taken account of in these consolidated financial statements or unknown.

Information on transactions with associated companies

There are consultancy agreements of immaterial scope with two members of the Supervisory Board; the contractual terms are made on an arms-length basis.

Information on corporate bodies

The total remuneration of the members of the BWT Management Board totaled T€ 683.1 (previous year: T€ 778.3) during the financial year. No payments were made to former members of the Management Board or their descendants. The members of the Supervisory Board only received expense reimbursements for the activities during the 2004 financial year. There are no loans or credit guarantees to members of the Management or Supervisory Boards.

During the 2004 financial year, the members of the Management Board were:

Andreas Weissenbacher (Chairman)
Gerhard Speigner
Karl Michael Millauer

During the 2004 financial year, the members of the Supervisory Board were:

Leopold Bednar (Chairman)
Wolfgang Hochsteger (Deputy Chairman)
Ekkehard Reicher
Gerda Egger
Klaus Reinhard Kastner
Serge Schmitt

Earnings per share

The undiluted earnings per share are calculated by dividing Group profit by the weighted number of outstanding ordinary shares during the year.

	2004	2003
Group profit in € 1000's	16,843.1	7,683.8
Weighted number of outstanding shares	17,833,500	17,833,500
Earnings per share in €	0.94	0.43

Proposal for profit distribution

According to the stipulations of the Austrian Stock Law, the annual financial statements for BWT AG as at 31 December 2004, which have been prepared according to Austrian accounting regulations, provide the basis for the payment of the dividend. The profit as of the balance sheet date 31 December 2004 is € 46,947,132.13.

The Management Board proposes the following profit distribution to the Annual General Meeting on 20 May 2005:

a) that a dividend of € 0.18 per share and a bonus of € 0.09, in total € 4,815,045 be distributed for the 17,833,500 shares (ISIN AT0000737705),
b) that the remaining € 42,132,087.13 be carried forward to the new financial year.

Mondsee, 28 February 2005

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Overview of the material participations (Appendix V.1.)

As of December 31, 2004, the scope of consolidation comprises the following companies:

Abbreviation	Company, location	Total in %	Indirectly in %	via	Consolidation
BWT	BWT Aktiengesellschaft Mondsee				
AS	Aqua Service GmbH, Mondsee	100,000%			F
IQ	IQ Corporation GmbH, Vienna	100,000%			F
BWTUSA	BWT USA Inc., Carlsbad / California	100,000%	100,000%	IQ	F
BWTM	BWT Malta Holdings Ltd., Valetta	100,000%	100,000%	IQ	F
BWTITC	BWT International Trading Ltd, Valetta	100,000%	100,000%	BWTM	F
APS	Arcana Pool Systems GmbH, Vienna	100,000%			F
NEHER	Neher Bad & Wellness Systeme GmbH, Villach	100,000%			F
BWTGSTV	BWT Grundstücksverwaltungs GmbH, Schriesheim	100,000%			F
BWTD	BWT Wassertechnik GmbH, Schriesheim	100,000%	100,000%	BWTGSTV	F
BWTB	BWT Belgium nv/sa, Zaventem	100,000%	100,000%	BWTD	F
BENCH	Benchem NV, Boortmeerbeek	100,000%	100,000%	BWTB	F
FUMA	FuMA-Tech GmbH, St. Ingbert	100,000%	100,000%	BWTD	F
FUMAUS	Fumatech Inc., San Antonio	100,000%	100,000%	FUMA	F
CILVW	Cillit Wassertechnik Verwaltungs GmbH, Schriesheim	100,000%			F
BWTF	BWT France S.A.S., Paris	100,000%			F
CPED	C.P.E.D. S.A.S., Paris	100,000%	100,000%	BWTF	F
CPS	C.P.S. S.A.S., Paris	100,000%	100,000%	CPED	F
CAET	Christ Aqua Ecolife AG, Aesch	100,000%			F
CCI	Cillichemie Italiana S.R.L., Mailand	100,000%			F
CILSP	Cilit S.A., Barcelona	100,000%	100,000%	CCI	F
BWTP	BWT Polska Sp.z.o.o., Warschau	100,000%			F
BWTCHRH	BWT & CHRIST Hungaria Kft, Budapest	88,790%			F
BWTCR	BWT Ceska Republika s.r.o., Prag	100,000%			F
HOHDK	HOH Water Technology A/S, Greve	100,000%			F
HOHDEL	HOH Dansk Elektrolyse A/S, Albertslund	100,000%	100,000%	HOHDK	F
HOHVAT	HOH Vattenteknik AB, Malmö	100,000%	100,000%	HOHDK	F
HOHBC	HOH Birger Christensen AS, Rud	100,000%	100,000%	HOHDK	F
HOHSEP	HOH Separtec OY, Raisio	100,000%	100,000%	HOHDK	F
CWTAG	Christ Water Technology AG, Mondsee	100,000%			F
HTBA	Hinke Tankbau GmbH, Vöcklamarkt	100,000%	100,000%	CWTAG	F
HTBH	Hinke Hungaria Kft, Tamasi	100,000%	100,000%	HTBA	F
AE	Aqua Engineering GmbH, Mondsee	100,000%	100,000%	CWTAG	F
AEH	Aqua Mernoekiroda Kft., Budapest	100,000%	100,000%	AE	F
AESA	Aqua Engineering Südafrika	100,000%	100,000%	AE	F
CPHLS	Christ Pharma & Life Science AG, Aesch	100,000%	100,000%	CWTAG	F
CWD	Christ Pharma & Life Science GmbH, Vaihingen	100,000%	100,000%	CPHLS	F
CWN	Christ Nordic A.B., Malmö	100,000%	100,000%	CPHLS	F
CWMAN	Christ Waterman, Dublin	74,000%	74,000%	CPHLS	F
CUPW	Christ Ultrapure Water AG, Aesch	100,000%	100,000%	CWTAG	F
GOEMA	GOEMA GmbH, Vaihingen	100,000%	100,000%	CUPW	F
CWF	Christ France S.A.S., Paris	100,000%	100,000%	CUPW	F
CWNL	Christ Holland B.V., Zoeterwoude	100,000%	100,000%	CUPW	F
CWSI	Christ Water Singapore Pte, Ltd., Singapur	100,000%	100,000%	CUPW	F
TEPRO	Tepro Project Engineering GmbH, Graz	100,000%	100,000%	CUPW	F
KWS	CHRIST-Kennicott Water Techn. Ltd., Wolverhampton	100,000%	100,000%	CUPW	F
CWSH	Christ Water Technology Ltd., Shanghai	98,000%	98,000%	CUPW	F
CWTAI	Christ Water Technology Taiwan Co., Taiwan	75,000%	75,000%	CUPW	F
STAI	Staible Holding GmbH, Kissing	91,530%	91,530%	CWTAG	F
VDMD	van der Molen GmbH, Kissing	91,530%	91,530%	STAI	F
VDMSA	van der Molen (South Africa) Ltd., Johannesburg	91,530%	91,530%	STAI	F
VDMSI	van der Molen (Asia) Ltd., Singapur	91,530%	91,530%	STAI	F
VDMBRA	van der Molen do Brasil Ltda., Rio de Janeiro	91,530%	82,377%	STAI	F
			9,153%	VDMD	F
VDMNLPR	van der Molen Production B.V., Wormerveer, NL	91,530%	91,530%	STAI	F

F = Full consolidation

Development of fixed assets (Appendix V.2.)

	Acquistion/production cost					
	01.01.2004	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	31.12.2004
Intangible assets	**82,377.6**	**37.9**	**1,198.8**	**6,374.6**	**1,388.0**	**88,601.0**
Concession. rights. licenses	11,261.9	1,882.4		1,226.3	116.2	14,254.4
Goodwill from consolidation	60,006.5	-1.176.8	1,198.8	1,567.7		61,596.3
Negative goodwill from consolidation	-346.5					-346.5
Other intangible assets	11,455.7	-667.7		3,580.6	1.271.8	13,096.8
Tangible assets	**143,101.3**	**983.7**	**6,682.1**	**5,676.9**	**3,336.7**	**153,107.4**
Land and buildings	77,165.7	763.8	5,955.9	785.9	181.8	84,489.5
Lands	17,079.2	166.0	1,596.8	15.2		18,857.1
Buildings	60,086.5	597.9	4,359.1	770.7	181.8	65,632.4
Technical equipment and machinery	24,024.2	325.1	415.2	1,075.3	93.0	25,746.9
Factory and office equipment	41,542.2	-113.9	311.1	2,932.4	2,491.7	42,180.1
Prepayments and construction in progress	369.2	8.7		427.9	114.9	690.9
Low-value assets				455.4	455.4	
Financial assets	**6,950.7**	**440.3**	**2.7**	**349.1**	**306.4**	**7,436.3**
Participating interests	4,889.9	2.3		323.3	268.2	4,947.3
Loans	131.8	1.4			0.2	133.0
Other financial assets	1,929.0	436.5	2.7	25.8	38.0	2,356.0
TOTAL	**232,429.6**	**1,462.0**	**7,883.7**	**12,400.6**	**5,031.1**	**249,144.6**

Depreciation						Book value	
01.01.2004	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	31.12.2004	31.12.2004	31.12.2003
27,438.1	**-71.5**		**5,494.8**	**739.9**	**32,121.4**	**56,479.6**	**54,939.5**
8,010.2	304.3		1,305.7		9,620.2	4,634.2	3,251.7
15,361.2	-26.8		2,957.3		18,291.7	43,304.6	44,645.2
-346.5					-346.5		
4,413.1	-349.0		1,231.8	739.9	4,556.0	8,540.9	7,042.6
74,100.5	**-6.1**	**648.5**	**7,675.5**	**2,920.4**	**79,498.1**	**73,609.3**	**69,000.8**
22,842.1	114.1	180.1	2,130.0	109.4	25,157.0	59,332.5	54,323.6
28.5			9.5		38.0	18,819.1	17,050.8
22,813.6	114.1	180.1	2,120.5	109.4	25,119.0	40,513.4	37,272.8
18,683.3	247.2	255.9	1,449.4	100.5	20,535.2	5,211.7	5,341.0
32,575.2	-367.4	212.5	3,640.7	2,255.2	33,805.8	8,374.2	8,967.0
						690.9	369.2
			455.4	455.4			
289.7	**1.0**	**2.8**	**3.2**	**4.0**	**292.7**	**7,143.6**	**6,660.9**
41.9					41.9	4,905.4	4,848.0
104.7					104.7	28.3	27.1
143.2	1.0	2.8	3.2	4.0	146.2	2,209.9	1,785.8
101,828.3	**-76.6**	**651.3**	**13,173.4**	**3,664.3**	**111,912.1**	**137,232.5**	**130,601.2**

Auditors' report

We examined the consolidated financial statements as at December 31, 2004 and December 31, 2003 prepared by BWT AG, consisting of the consolidated balance sheet as at December 31, 2004, the consolidated profit and loss account, the consolidated cash flow statement, the equity schedule and the notes for the financial year from January 1, 2004 to December 31, 2004 and for the financial year from January 1, 2003 to December 31, 2003. The preparation and contents of the consolidated financial statements are the responsibility of the management. Our responsibility is, based on our audit, to express an opinion on the consolidated financial statements. Some of the individual companies included in the consolidated financial statements were audited by other auditors. Where these subsidiaries are concerned, our report is based solely on their audit opinions.

We conducted our audit in accordance with the International Accounting Standards (IAS) prepared by the International Federation of Accountants (IFAC). These standards call for the planning and carrying out of the Group audit to obtain reasonable assurance about whether financial statements are free of material misstatements. The audit uses random checks to evaluate the correctness of values and information provided in the consolidated financial statements. The audit also involves the examination of the accounting and valuation methods used, material estimates made by the management and an opinion on the overall content of the consolidated financial statements. It is our opinion that our examination forms a reasonable basis for our opinion.

It is our opinion that the consolidated financial statements present a true and fair view of the net worth and the financial and the earnings position of the company as at December 31, 2004 and as at December 31, 2003 as well as the earnings and cash flows during the financial year January 1, 2004 to December 31, 2004 and the financial year January 1, 2003 to December 31, 2003 in line with International Financial Reporting Standards (IFRS) (previously International Accounting Standards).

Austrian commercial law states that the Group management report and the existence of the legal basis for an exemption from the preparation of consolidated financial statements according to Austrian law (para. 245a Austrian commercial code) is to be verified.

We confirm that the Group management report 2004 is in line with the consolidated financial statements, and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements according to Austrian law are being met.

Salzburg, March 8, 2005

Deloitte Salzburg Wirtschaftsprüfungs GmbH
Auditors

Brigitte Mittendorfer
(Auditor and tax consultant)

Claudia Fritscher-Notthaft
(Auditor and tax consultant)

Report of the Supervisory Board

During the 2004 financial year, the Supervisory Board hast met its legal and statutory obligation and was continuously being informed of the position and development of the company through verbal and written reports by the Management Board.

The annual financial statements including the notes to the annual financial statements of BWT Aktiengesellschaft as at December 31, 2004 and the consolidated financial statements were examined by the auditors appointed at the 14th Annual General Meeting on May 28, 2004, "Deloitte Salzburg Wirtschaftsprüfungs GmbH".

The audit had the following result:

The accounting and the annual financial statements comply with the legal requirements. The financial statements present a true and fair view of the net worth and the financial and the earnings position of the company with due regard to generally accepted accounting principles. The management report is in agreement with the annual financial statements.

The consolidated financial statements in all their material aspects presents a true and fair view of the asset and financial position of the Group as at December 31, 2004 as well as the earnings and cash flows of the financial year beginning January 1, 2004 and ending December 31, 2004, in accordance with International Financial Reporting Standards (IFRS). The Group management report is in line with the consolidated financial statements.

The auditors have given their unqualified approval to the annual financial statements.

The Supervisory Board approved the annual financial statements of BWT Aktiengesellschaft and the consolidated financial statements as at December 31, 2004 prepared by the Management Board. They are hereby endorsed according to para. 125, sentence 3 of the Austrian joint stock corporation law. Furthermore, the Supervisory Board agrees with the Management Board proposal for the distribution of profits.

March 18, 2005



Leopold BEDNAR
Chairman of the Supervisory Board

BWT Group Locations

Headquarters

A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43-6232-5011-0
Fax +43-6232-4058
E-Mail: office@bwt.at
www.bwt-group.com, www.bwt.at

BWT branch offices in Austria

A-5280 Braunau, Peter-Rosegger-Weg 12
Phone +43-7722-63264-0, Fax DW 70
E-Mail: office.braunau@bwt.at

A-6020 Innsbruck, Mitterweg 25
Phone +43-512-282576, 287234
Fax +43-512-287234-20
E-Mail: office.innsbruck@bwt.at

A-9021 Klagenfurt
Ausstellungsstraße, Messegelände
Tel./Fax +43-463-504970

A-8501 Lieboch/Graz, Turmplatz 1
Phone +43-3136-62022-0, Fax DW 6
E-Mail: office.lieboch@bwt.at

A-1230 Wien, Basler Gasse 17
Phone +43-1-698 98 98-0, Fax DW 11
E-Mail: office.wien@bwt.at

BWT locations in Austria

Aqua Engineering GmbH
A-5310 Mondsee, Vogelsangstraße 3
Phone +43-6232-7722-0, Fax DW 1710
E-Mail: aqua@aqua.co.at
www.aqua-eng.com

Aqua Service GesmbH
A-5310 Mondsee, Vogelsangstraße 3
Phone +43-6232-5011-1400, Fax DW 1495
E-Mail: office@aquaservice.at
www.aquaservice.at

arcana pool systems gmbh
A-1230 Wien, Basler Gasse 17
Phone +43-1-505 28 81-0, Fax +43-1-505 45 23-19
E-Mail: office@arcana.at
www.arcanapoolsystems.com

Christ Water Technology AG
A-5310 Mondsee, Walter-Simmer-Str. 4
Phone +43-6232-5011-0, Fax +43-6232-4058
E-Mail: office@bwt.at

Hinke Tankbau GmbH
A-4870 Vöcklamarkt, Frankenburger Straße 2
Phone +43-7682-3660, Fax +43-7682-3660-60
E-Mail: office@hinke.com
www.hinke.com

Neher Bad & Wellness Systems GmbH
A-9523 Villach-Landskron, Emailwerkstr. 25
Phone +43-4242-41671-0, Fax DW 6
E-Mail: neher@neher.at
www.neher.at

Tepro Project Engineering
Wassertechnik GesmbH
A-8501 Lieboch, Turmplatz 1
Phone +43-3136-62188-212, Fax DW 6
E-Mail: office@tepro.at
www.tepro.at

BWT locations world-wide

BELGIUM
BWT Belgium
B-1930 Zaventem, Leuvensesteenweg 633
Phone +322-758 03 10, Fax +322-758 03 33
E-Mail: bwt@bwt.be
www.bwt.be

Benchem n.v.
B-3190 Boortmeerbeek, Industrieweg 8
Phone +321-660 77 71, Fax +321-660 75 55
E-Mail: info@benchem.be
www.benchem.be

BRASIL
Van der Molen do Brasil Limitida
Centro - Rio de Janeiro
CEP 20031-141 RJ Brasil, Rua México 51 - 3 andar
Phone +55-21-2524-4908, Fax +55-21-2220-7115
E-Mail: vdm@van-der-molen.com.br

DENMARK
Dansk Elektrolyse A/S
DK-2620 Albertslund, Holsbjergvej 48
Phone +45-43-64 14 00, Fax +45-43-62 44 20
E-Mail: DanskElektrolyse@hoh.dk
www.danskelektrolyse.dk

HOH Water Technology A/S
DK-2670 Greve, Geminivej 24
Phone +45-43-600 500, Fax +45-43-600 900
E-Mail: hoh@hoh.dk
www.hoh.dk

Safety Covers ApS
DK-8963 Auning, Mortensensvej 26
Phone +45-86 48 45 00, Fax +45-86 48 44 62
E-Mail: safecov@get2net.dk
www.safetycovers.dk

GERMANY
BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestraße 7
Phone +49-6203-73-0, Fax DW 102
E-Mail: bwt@bwt.de
www.bwt.de

FuMA-Tech Gesellschaft für funktionelle Membranen und Anlagentechnologie mbH
D-66386 St. Ingbert, Am Grubenstollen 11
Phone +49-6894-9265-0, Fax DW 99
E-Mail: office@fumatech.de
D-71665 Vaihingen/Enz, Steinbeisstraße 41 - 43
Phone +49-7042-97024-0, Fax DW 99
E-Mail: skb@fumatech.de
www.fumatech.de

Christ Pharma & Life Science GmbH
D-71665 Vaihingen/Enz, Steinbeisstraße 41 - 43
Phone +49-7042-910-0, Fax +49-7042-910 151
E-Mail: info@christ-wasser.de
www.christ-wasser.de

GOEMA GmbH
D-71665 Vaihingen/Enz, Steinbeisstraße 41 - 43
Phone +49-7042-910-0, Fax DW 144
E-Mail: goema@goema.de
www.goema.de

Van der Molen GmbH
D-86438 Kissing, Industriestraße 34a
Phone +49-8233-7927-0, Fax +49-8233-20847
E-Mail: vdm@van-der-molen.com
www.van-der-molen.com, www.van-der-molen.de

Van der Molen Vaihingen GmbH
D-71665 Vaihingen/Enz, Steinbeisserstrasse 41 - 43
Phone +49-7042-970 24 0, Fax +49-7042-970 24 99
E-Mail: vdm@van-der-molen.com
www.van-der-molen.de

FINLAND
HOH Separtec OY
Varppeenkatu 28, FIN-21200 Raisio
Phone +358-2-4367 300, Fax +358-2-4367 311
E-Mail: separtec@separtec.fi
www.hohsepartec.fi

FRANCE
BWT France
F-93206 Saint-Denis Cedex
103, rue Charles Michels
Tel. +33-1-49 22 45 00, Fax +33-1-49 22 45 45
E-Mail: bwt@bwt.fr
www.permo.tm.fr, www.cillit.tm.fr

Permo
F-93206 Saint-Denis Cedex
103, rue Charles Michels
Tel. +33-1-49 22 46 46, Fax +33-1-49 22 46 50
E-Mail: bwt@bwt.fr
www.permo.tm.fr, www.cillit.tm.fr

Cillit Direction Commerciale
F-67013 Strasbourg Cedex
15 a, Avenue de l'Europe
B.P. 80045 – Schiltigheim
Tel. +33-3-90 20 04 20, Fax +33-3-88 83 50 90
E-Mail: francis.fischer@cillit.tm.fr
www.cillit.tm.fr

CPED - Centre Pilote d'Eau Douce
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Tel. +33-1-34 20 10 70, Fax +33-1-34 20 10 72
E-Mail: leonard.perez@cped.fr
www.cped.fr

CPS
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Tel. +33-1-34 20 16 87, Fax +33-1-34 20 16 89
leonard.perez@cped.fr

Christ France S.A.S.
F-38920 Crolles Cedex
914 Avenue Ambroise Croizat
Tel. +33-476-92 03 20, Fax +33-476-92 03 21
E-mail: contact@christ-france.fr

GREAT BRITAIN
Christ-Kennicott Water Technology Ltd
Kennicott House, Well Lane, Wednesfield
Wolverhampton West Midlands,
WV11 1XR, United Kingdom
Tel. +44-1902-867310, Fax +44-1902-721333
E-Mail: information@christwt.co.uk
www.christwt.co.uk

INDIA
Growel GOEMA (India) Ltd
Akurli Road, Kandivli (East)
Mumbai - 400 101, India
Tel. +91-22-699 3000, Fax +91-22-699 3040
E-Mail: hq@growel.com
www.growel.com

Christ-Nishotech Water Systems Pvt. Ltd,
107,Vardhman Complex,
L.B.S. Marg, Vikhroli(W), Mumbai 400083, India.
Tel. +91-22-5607 4090, Fax +91-22-5555 1797
E-mail: info@christ-nishotec.com
www.christ-nishotech.com

IRELAND
CHRIST-Waterman Ltd
Unit 4 Adamstown Industrial Estate
Newcastle Rd, Lucan, Co. Dublin, Ireland
Phone +353-1-6240222, Fax +353-1-6240304
E-Mail: wpl@waterman.ie
www.christwater.com

ITALY
Cillichemie Italiana S.r.l.
I-20129 Milano, Via Plinio, 59
Phone +39-02-2046343, Fax +39-02-201058
E-Mail: cillichemie@cibemi.it
www.cillichemie.com

MALEDIVES
Malé Water & Sewerage
Company Ltd.
Ameenee Magu, Machchangolhi
20-03 Malé, Republic of Maldives
Phone +960-323-209, Fax +960-324-306

MALTA
BWT International Trading Ltd
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 15
Malta
Phone +356-213 20 222, Fax +356-213 20 223
E-Mail: jp@bdomalta.com.mt

THE NETHERLANDS
Christ Holland B.V.
NL-2382 NA Zoeterwoude, Energieweg 5
Phone +31-71-589 92 18, Fax +31-71-589 74 29
E-Mail: sales@christ.nl
www.christ.nl

Van der Molen Production B.V.
Nijverheidsstraat 7
NL-1521 Wormerveer Netherlands
Phone +31-75-621 56 52, Fax +31-75-621 88 12
E-Mail: molennl@xs4all.nl

NORWAY
HOH Birger Christensen AS
Hauger Skolevei 20, Postboks 13
N-1351 Rud
Phone +47-67-17 70 00, Fax +47-67-17 70 01
E-Mail: firmapost@hoh.no
www.hoh.no

POLAND
BWT Polska sp. z o.o.
PL 01-304 Warszawa, ul. Połczynska 116
Phone +48-22-665 26 09, Fax +48-22-664 96 12
E-Mail: bwt@bwt.pl
www.bwt.pl

PR CHINA
Christ Water Technology (Shanghai) Co., Ltd
SOHO Building 21, No. 115, Lane 572, Bipo Road
Zhangjiang Hi-Tech Park, Pudong
201203 Shanghai, PR China
Phone +86-21-5080-4558
Fax +86-21-5080-4578
E-Mail: christ.sh@christ.com.cn

Aqua Engineering GmbH (Beijing)
Kempinsky Office No. C608/A609
No. 50 Liang Ma Qiao Road
Lufthansa Center, Chaoyang District
100016 Beijing, PR China
Phone +86-10-8448-3654
Fax +86-10-8448-3657
E-Mail: office@aquabj.com.cn
www.aqua.com.cn

Christ Austar Ltd
Unit 6, 1/F, Block B, Newe Trade Plaza
6 on Ping St. Shatin,
Hong Kong, PR China
Phone +852-2635-9880, Fax +852-2637-2499
E-Mail: info@austar.com.hk
www.austar.com.cn

SWEDEN
Christ Nordic AB
SE-20039 Malmö, Jägershillgatan 18
P.O. Box 9226
Phone +46-40 31 54 40, Fax +46-40 31 54 49
E-Mail: info@christ.se
www.christ.se

HOH Vattenteknik AB
Box 9226, Jägershillgatan 18
S-213 75 Malmö
Phone +46-40-691 45 00, Fax +45-40-21 20 55
E-Mail: info@vattenteknik.se
www.vattenteknik.se

SWITZERLAND
Christ Pharma & Life Science AG
Christ Ultrapure Water AG
CH-4147 Aesch BL, Hauptstraße 192
Phone +41-61-755 81 11, Fax +41-61-751 44 85
E-Mail: info@christ.ch
www.christwater.com

Christ AQUA ecolife AG
CH-4147 Aesch, Neuhofweg 53
Postfach 127
Phone +41-61-755 88 99, Fax +41-61-755 88 90
E-Mail: info@christ-aqua.ch
www.christ-aqua.ch

SINGAPORE
Christ Water Singapore Pte. Ltd
Singapore 609927, No 3 Int. Business Park
#07-16, Nordic European Centre
Phone +65-6227-0239, Fax +65-6227-6760
E-Mail: info@christ.com.sg

Van der Molen Asia Pte. Ltd
049712 Singapore, 30 Cecil Street
Level 15 Prudential Tower
Phone +65-62-32 28 04, Fax +65-62-32 27 16
E-Mail: vdm.asia@pacific.net.sg

SPAIN
Cilit, S.A.
E-08940 Corneliá de Llobregat, Barcelona
P. I. del Este, Silici, 71 - 73
Phone +34-93-4740494, Fax +34-93-4744730
E-Mail: cilit@cilit.com
www.cilit.com

SOUTH AFRICA
Van der Molen SA (Pty) Ltd
Linkview, 260 Kent Avenue
Randburg 2194
P.O. Box 793, Randburg 2125
Johannesburg, South Africa
Phone +27 781 8391-2, Fax +27 781 8394
E-Mail: vdmsa@icon.co.za

Aqua Engineering SA (Pty) Ltd
Randburg 2125, 260 Kent Avenue
Ferndale, South Africa
Phone +27-11-886-0266, Fax +27-11-886-0294
E-Mail: aqua@aquasa.co.za

TAIWAN
Christ Water Technology Taiwan Co Ltd
3F, No 19, Jin Shan 8th Street
Hsinchu City 300, Taiwan R.O.C.
Phone +886-3-56300-55, Fax +886-3-56300-77
E-Mail: info@christwater.com.tw
sini.baric@christwater.com.tw

CZECH REPUBLIC
BWT Česká republika, s.r.o.
CZ 251 01 Říčany, Lipová 196 - Čestlice
Phone +420-272 680 300, Fax +420-272 680 299
E-Mail: info@bwt.cz
www.bwt.cz

TURKEY
Istanbul GOEMA Treatment Systems Ltd
Gebze Organize Sanayi Bölgesi
Ihsan Dede Caddesi 400, Sokak
TR-41480 Gebze, Kocaeli/Turkey
Phone +90-262-751 03 46
Fax +90-262-751 05 64 65
E-Mail: info@istanbulgoema.com.tr
www.istanbulgoema.com.tr

HUNGARY
BWT & Christ Hungária Kft.
H-2040 Budaörs, Komáromi u. 22
Phone +36-23-415-305, Fax DW 561
E-Mail: bwtchrist@bwtchrist.hu
www.bwtchrist.hu

Hinke Kft.
H-7090 Tamási, Szabadság út. 91
Phone +36-74-573-960, Fax +36-74-471-745
E-Mail: office@hinke.hu
www.hinke.hu

Aqua Mérnökiroda Kft.
H-2040 Budaörs, Kamaraerdei út 5.
Phone +36-23-430-480, Fax +36-23-430-482
E-Mail: aqua@aquamernokiroda.hu
www.aquamernokiroda.hu

USA
BWT USA Inc.
255 Myrtle Street
New Britain, CT 06053-4161, USA
Phone +1-800-216-0201, Fax +1-860-224-4797
E-Mail: sales@bwtusa.com
www.bwtusa.com

Christ Water USA, Inc.
4080 NE 112th Avenue, Suite D2
Vancouver WA 98682, USA
Phone +1-360-253-3440, Fax +1-360-253-3445
E-Mail: contactus@christwater.com
www.christwater.com

Tenergy Christ Water, LLC
255 Myrtle Street
New Britain, CT 06053-4161, USA
Phone +1-860-223-0623, Fax +1-860-223-0690
E-mail: info@tenergywater.com
www.tenergywater.com

Financial Calendar 2005:

2004 Annual Results	8 April 2005
Annual General Meeting	20 May 2005
Ex-dividend date	25 May 2005
Dividend payment date	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	5 Aug. 2005
Letter to Shareholders III/2005	11 Nov. 2005

Imprint:
BWT Annual Report 2004

Edition and Layout:
BWT Aktiengesellschaft
Sabine Ohler, Gabriela Draskovic

Information and Inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel.: +43-6232-5011-0
Fax: +43-6232-5011-1191
E-mail: investor.relations@bwt.at

www.bwt-group.com


SEPTRON® 3000
POWER
CHECK SYSTEM
IN OPERATION
AQA

2005

SHAREHOLDER-INFORMATION for the 1st half year

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

Shareholder structure


YSRO
31.6 %
Free float
49.5 %
BWT-Trust
18.9 %

The BWT share	2004	2003
Share category	Bearer shares	Bearer shares
Number of shares (in 1,000)	17,833.5	17,833.5
Free float	49.5 %	49.5 %
Trading volume (in € million)	268	164
Unit sales (in 1,000)	13,387	14,372
Average unit sales/day	53,547	58,186
Dividend per share (in €)	0.27	0.24
Earnings per share (in €)	0.94	0.43
Cash flow per share (in €)	2.05	1.61
Performance		
High (in €)	27.84	14.84
Low (in €)	15.25	8.60
Closing price (in €)	27.84	14.79
P/E (closing price) (in €)	30	34
Market capitalization (in € million)	496	264

Important capital market information on the BWT share:

Financial calendar 2005:	
2004 Annual Results	8 April 2005
Annual General Meeting	20 May 2005
Ex-dividend date	25 May 2005
Dividend payment date	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	05 Aug. 2005
Letter to Shareholders III/2005	11 Nov. 2005
Vienna:	
ISIN:	AT0000737705
Reuters Code:	BWTV.VI
Bloomberg Ticker:	BWT AV
Specialist:	Bank Austria Creditanstalt AG
Max. Spread:	1 %
Min. Size:	1,100 Stk.
Market Maker:	Erste Bank AG
	Raiffeisen Centrobank AG
New York:	
Bank of New York American Depositary Receipt (ADR) Level 1	
Ratio:	1 ADR = 1 Aktie
Exchange:	OTC
Symbol:	BWTAY

BWT generates significant earnings growth in first half-year "CHRIST" industrial segment posts earnings

BWT – the Best Water Technology Group – can report a satisfactory increase in earnings in the first half of the 2005 financial year. The Aqua Systems Technologies segment (AST) made a particular contribution to this. After three years, the positive order situation has brought the BWT industrial segment back into positive territory. Following the comprehensive reorientation of this segment, it has now been turned around, thereby creating the basis for it to be spun off as intended and, at the same time, floated in Vienna under the name "CWT - CHRIST WATER TECHNOLOGY".

Sales: € 245.9 million, +1.3 % y.o.y.

Consolidated BWT Group sales rose in the first half of 2005 as against the previous year from € 242.7 million to € 245.9 million (+1.3 %). The Aqua Ecolife Technologies segment grew by 0.8 % to € 159.4 million, the Aqua Systems Technologies industrial segment by 3.5 % to € 86.1 million and the Fuel Cell Membrane Technologies segment generated sales of € 0.4 million (PY: € 1.4 million). In the second quarter, sales totaled € 132.6 million (PY: € 129.4 million), thereby rising by 2.5 % as against 2004.



Aqua Ecolife Technologies (AET)
159.4
(64.8 %)
Fuel Cell Membrane Technologies (FCMT)
0.4
(0.2 %)
Aqua Systems Technologies (AST)
86.1
(35.0 %)

Segment	1st half of 2005	1st half of 2004	+/- %
Aqua Ecolife Technologies (AET)	159.4	158.1	+0.8 %
Aqua Systems Technologies (AST)	86.1	83.2	+3.5 %
Fuel Cell Membrane Technologies (FCMT)	0.4	1.4	-71.4 %
Total	**245.9**	**242.7**	**+1.3 %**

The slight increase in sales in the AET segment was primarily driven by HOH in Denmark as well as Christ Aqua Ecolife in Switzerland, while the sales results in Austria and Eastern Europe declined slightly. The servicing and spare parts business once again produced above-average growth – its € 32.4 million accounted for 20.3 % of AET servicing sales, up 12.2 % on the previous year.

Aqua Systems Technologies (AST) with industrial and municipal drinking, process and waste water treatment plants profited from a substantial expansion of its servicing and spare parts volume in the first six months of the 2005 financial year. This accounted for 15 % (PY: 12 %) of sales in this segment, an increase of around 30 %. Municipal Aqua Engineering business also posted above-average growth, gaining major orders in the Arabic and Eastern European regions. The high investments of 2003/2004 in expanding the international presence now also seem to be bearing fruit, with 36 % of sales in the AST segment already generated in Asia and 12 % in the rest of the world.

Sales in the Fuel Cell Membrane Technologies segment (FCMT), which are largely defined by single orders and therefore prone to strong fluctuations, amounted to € 0.4 million (PY: € 1.4 million) in the first six months.

Order book level: € 157.8 million, +14.8 % y.o.y.

Order intake: € 280.1 million, +1.7 % y.o.y.

Further positive business development in 2005 is particularly secure in the industrial segment: as at June 30, 2005, the order book for the BWT Group amounted to € 157.8 million and has therefore risen by almost 15 % as against the same date of the previous year. Order intake increased by 1.7 % to € 280.1 million.

While the order book in the AET segment declined from € 50.0 million to € 39.7 million, in the AST segment this value increased from € 86.7 million by more than 36 % to € 118.1 million. In the period from January to June 2005, incoming orders in industrial and municipal business rose by 15 % as against 2004 to € 116.4 million. This is all the more remarkable as last year the segment received a major order for a new microchip plant in Dresden, which this year had to be compensated for with "normal orders". Growth in municipal business stood out as particularly strong, with significant new orders received in Dubai and Eastern Europe.

EBIT € 17.7 million, +8.8 % y.o.y.

As a result of the earnings in the AST segment – the first positive result in this segment since 2002 – as well as the improved financial earnings and reduced income tax charges as against the first six months of the previous year, the BWT Group achieved significantly improved consolidated earnings. At € 12.2 million, the pervious year's figure of € 8.7 million was outperformed by 39.4 %. EBIT rose by 8.8 % – driven largely by the turnaround in the AST segment – and accounted for 7.2 % of sales (PY: 6.7 %). In the first half-year, the AET segment achieved an EBIT margin of 10.9 % and the AST segment one of 0.7 %. In the second quarter, margins of 11.5 and 2.6 % were achieved in the AET and AST segments respectively. Thanks to the reduced use of materials in the FCMT segment, the EBIT loss was reduced from € 0.5 million in the previous year to € 0.3 million.

EBIT development by business segment :

EBIT in € million	1st half year 2005	1st half year 2004	+/- %
Aqua Ecolife Technologies (AET)	17.364	17.633	-1.5 %
Aqua Systems Technologies (AST)	0.622	-0.914	
Fuel Cell Membrane Technologies (FCMT)	-0.318	-0,453	+29.8 %
Aqua Finance (AFI)	0.051	0.023	+121.7 %
Total	**17.719**	**16.289**	**+8.8 %**

Allowing for inventory changes, the cost of materials was practically constant as against the previous year at 46.7 % of sales (46.8 %), staff costs increased from € 71.3 million to € 74.9 million € (+5.1 %), whereas depreciation and amortization (as goodwill amortization no longer applies) and the net total of other operating expenses and income were both down. Thus, in the first half-year, consolidated EBIT was at 7.2 % (PY: 6.7 %) and 8.1 % (PY: 7.4 %) in the second quarter.

Consolidated earnings € 12.2 million, +39.4% y.o.y.

The increase in financial earnings was due to a fall in interest expense of € 0.2 million and an improved result of financial investments by 15.3 % to minus € 0.7 million. Earnings before taxes were € 17.0 million, 12 % higher than in the first half-year of 2004 (€ 15.2 million). The consolidated tax rate declined to 27.4 %, primarily as a result of the reduction in Austrian corporation tax, which allowed earnings after taxes to rise to € 12.4 million, up 39.1 % on the previous year's figure of € 8.9 million. Consolidated earnings after minorities increased by 39.4 % to € 12.2 million, earnings per share were € 0.68 (PY: € 0.49).

Cash flow from the result € 17.1 million (PY: € 15.6 million)

The rise in consolidated earnings increased the cash flow from the result from € 15.6 million by 10 % to € 17.1 million in the first six months. Year-on-year, however, working capital rose more strongly as against the end of the previous year, particularly as a result of extended operations in the industrial segment, which reduced the cash flow from operations from € 9.1 million to minus € 1.0 million. With an approximately equal level of investment activity and the payment of a 12.5 % higher dividend of € 4.8 million, net debt therefore rose from € 78.9 million to € 86.0 million. However, thanks to the increased Group equity (€ 144.7 million as against € 129.5 million in June of the previous year), gearing declined slightly in spite of this from 60.9 % to 59.5 %.

Investments in tangible assets € 4.6 million (PY: € 3.5 million)

Investments in tangible and intangible assets rose by € 1.1 million to € 4.6 million year-on-year. This increase was generated by the AET segment, while – at € 0.8 million – the AST segment invested virtually the same as in the previous year.

Number of employees 2,837 (PY: 2,696)

Overall, the number of employees in the BWT Group rose by 141 people year-on-year from 2,696 to 2,837 as at June 30. As against the end of the previous year (2,780) the increase was 57 people. 1,999 people (PY: 1,939) were employed in the AET segment, 821 (PY: 743) in the AST segment and 17 (PY: 14) in the FCMT segment. The rise in staff numbers in the AET segment relates largely to the expansion of servicing activities, while the focus in the AST segment was on the further internationalization of operations (Asia, South Africa and USA).

Outlook

The results for the first half of 2005 confirm the planning of the Management Board for 2005. The BWT Group in its current form is anticipating slight growth in sales to more than € 500 million (PY: € 488 million) for 2005 as a whole, as well as strong earnings growth, achieving consolidated earnings of more than € 20 million after € 16.8 million in 2004.

Spin-off of the AST segment preserving the share capital structure – IPO as "CWT"

On June 27, 2005, the BWT Management Board and the Management Board of CHRIST signed the spin-off agreement, firing the starting shot for hiving off Christ Water Technology AG with its industrial and municipal business of Aqua Systems Technologies (AST). Subject to the approval of the spin-off by the Annual General Meetings of BWT AG and Christ Water Technology AG, the objective of this is that Christ Water Technology AG manages the segment as an independent company in the future under the globally renowned "CHRIST" brand and notes it on the Vienna Stock Exchange alongside BWT. If this spin-off is successfully implemented, BWT AG shareholders will receive a free CWT share for each share held in BWT in order that BWT AG shareholders will maintain all the shares of Christ Water Technology AG after implementation of the spin-off.

The hiving off of CHRIST will mark a milestone in the company history of BWT/CHRIST, and create the foundations for profitable and dynamic growth on the different "Industry" and "Household Technology" markets. By each focusing on their respective market segment and selectively leveraging their resources as well as the capital market, both CHRIST (Industry) and BWT (Household Technology) will play a leading role on the water market, which is defined by consolidation. According to current planning, all legal steps required for the transaction and the IPO of CWT will most probably be completed by early November 2005.

The separation will allow for the distinct development of the two segments on a stand-alone basis


Christ
BWT
Focused on industrial clients and large municipalities
Global business platform with strong Asian footprint
Strong growth profile in Asia
Markets/customers
Focused on private households, individual homes and commercial clients with standardised products
European business platform and European market leader
Strong growth in hygiene and health applications and in Eastern European markets
Leading global supplier for fuel cell membrane technology
Tailor-made equipment solutions
Turn-key approach
Modular designed components
Technology/products
Standardised products manufactured in serial production
Christ umbrella brand name has an excellent worldwide reputation
Brand
Several brands (BWT, Cillit, Permo, HOH) with excellent European reputation
BWT Management has decided to prepare for a demerger and aim for a separate listing of the Christ business on the Vienna Stock Exchange. The listed company shall be called CWT AG ("Christ Water Technology AG").

Structuring of the demerger

According to the structuring of the demerger BWT AG shareholders will receive one CWT AG share in addition to each BWT AG share they own


Pre demerger (status quo)
BWT shareholders
~17.8m BWT shares
BWT AG
CWT AG
Christ entities
AET entities
FCMT entities
Post demerger
BWT shareholders
~17.8m CWT shares1
~17.8m BWT shares
CWT AG
BWT AG
Christ entities
AET entities
FCMT entities

Source: BWT
Note
1 After implementation of the already decided recapitalization of CWT from the company's own resources

The members of the Management Board of BWT and of CWT would be delighted if you, the shareholders, would continue to support our two companies and profit from our expansion, the excellent market position and the growth prospects offered by the global water and water treatment market.

Mondsee, August 2005

The management board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Consolidated profit and loss account for the 1st half year

in € 1000's	1st half year 2005 Amount	%	1st half year 2004 Amount	%	+/- %
SALES	245,936.5	100.0	242,697.9	100.0	1.3
Other operating income	2,802.9	1.1	2,010.5	0.8	39.4
Changes in inventory of finished and unfinished products	1,167.4	0.5	1,845.7	0.8	-36.8
Other capitalised labour, overheads and material	1,731.5	0.7	312.5	0.1	454.1
Costs of materials	-115,918.6	-47.1	-115,434.7	-47.6	0.4
Personnel costs	-74,922.4	-30.5	-71,320.3	-29.4	5.1
Depreciations	-5,226.2	-2.1	-6,994.0	-2.9	-25.3
Other operating expenses	-37,851.7	-15.4	-36,828.9	-15.2	2.8
RESULTS FROM OPERATING ACTIVITIES	17,719.4	7.2	16,288.7	6.7	8.8
Financial result	-1,138.9	-0.5	-1,345.1	-0.6	-15.3
Income from group companies	438.3	0.2	249.8	0.1	75.5
EARNINGS BEFORE TAX	17,018.8	6.9	15,193.4	6.3	12.0
Taxes on income	-4,657.3	-1.9	-6,309.4	-2.6	-26.2
EARNINGS AFTER TAX	12,361.5	5.0	8,884.0	3.7	39.1
Income from minority shareholders	-177.8	-0.1	-144.2	-0.1	23.3
RESULTS FROM ORDINARY BUSINESS ACTIVITIES	12,183.7	5,0	8,739.8	3.6	39.4
CONSOLIDATED EARNINGS	12,183.7	5,0	8.739.8	3.6	39.4
Earnings per share (in €)	0.68		0.49		39.4
Average number of outstanding shares	17,833,500		17,833,500		

Segment results for the 1st half year

in € 1000's	1st half year 2005 Sales	EBIT	%	1st half year 2004 Sales	EBIT	%
Aqua Ecolife Technologies	159,450	17,364	10.9	158,123	17,633	11.2
Aqua Systems Technologies	86,088	622	0.7	83,151	-914	-1.1
Fuel Cell Membrane Technologies	399	-318	x	1.424	-453	x
Aqua Finance		51	x	0	23	x
BWT-Group	**245,937**	**17,719**	**7.2**	**242,698**	**16,289**	**6.7**

Consolidated profit and loss account for the 2nd quarter

in € 1000's	2nd quarter 2005 Amount	%	2nd quarter 2004 Amount	%	+/- %
SALES	132,604.6	100.0	129,418.0	100.0	2.5
Other operating income	1,606.7	1.2	1,096.7	0.8	46.5
Changes in inventory of finished and unfinished products	603.4	0.5	433.3	0.3	39.3
Other capitalised labour, overheads and material	1,656.7	1.2	144.0	0.1	1,050.5
Costs of materials	-64,866.9	-48.9	-62,821.6	-48.5	3.3
Personnel costs	-38,335.8	-28.9	-36,356.8	-28.1	5.4
Depreciations	-2,670.7	-2.0	-3,505.6	-2.7	-23.8
Other operating expenses	-19,861.9	-15.0	-18,838.1	-14.6	5.4
RESULTS FROM OPERATING ACTIVITIES	10,736.1	8.1	9,569.9	7.4	12.2
Financial result	-578.7	-0.4	-698.3	-0.5	-17.1
Income from group companies	345.8	0.3	213.9	0.2	61.7
EARNINGS BEFORE TAX	10,503.2	7.9	9,085.5	7.0	15.6
Taxes on income	-2,556.2	-1.9	-4,040.4	-3.1	-36.7
EARNINGS AFTER TAX	7,947.0	6.0	5,045.1	3.9	57.5
Income from minority shareholders	-128.3	-0.1	-98.1	-0.1	30.8
RESULTS FROM ORDINARY BUSINESS ACTIVITIES	7,818.7	5.9	4,947.0	3.8	58.0
Earnings per share (in €)	0.44		0.28		58.0
Average number of outstanding shares	17,833,500		17,833,500		

Segment results for the 2nd quarter

in € 1000's	2nd quarter 2005 Sales	EBIT	%	2nd quarter 2004 Sales	EBIT	%
Aqua Ecolife Technologies	83,204	9,533	11.5	83,438	10,285	12.3
Aqua Systems Technologies	49,130	1,274	2,6	45,318	-454	-1.0
Fuel Cell Membrane Technologies	271	-119	x	662	-261	x
Aqua Finance	0	48	x	0	0	x
BWT-Group	**132,605**	**10,736**	**8.1**	**129,418**	**9,570**	**7.4**

Consolidated balance sheet

in € 1000's	As at 30.06.2005	As at 31.12.2004
ASSETS		
Goodwill from consolidation	43,380.8	43,304.6
Other intangible assets	13,856.9	13,175.0
Tangible assets	73,232.3	73,609.3
Financial assets	7,028.4	7,143.5
Fixed assets	137,498.4	137,232.4
Receivables	6,283.7	6,417.7
Deferred taxes	8,081.8	7,781.4
Long-term assets	151,863.9	151,431.5
Inventories	53,086.2	53,383.0
Receivables	169,513.6	141,600.9
Liquid funds	16,006.0	20,982.5
Deferred taxes and prepaid expenses	8,884.0	7,626.3
Current assets	247,489.8	223,592.7
TOTAL ASSETS	**399,353.7**	**375,024.2**

in € 1000's	As at 30.06.2005	As at 31.12.2004
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	110,456.4	103,114.9
Difference from currency translation	-705.7	-548.1
Equity	144,680.0	137,496.1
Minority interests	1,358.9	1,274.9
Group equity	146,038.9	138,771.0
Provisions for severance payments and pensions	25,078.6	25,306.5
Provisions for deferred taxes	2,955.8	3,836.4
Other accruals	2,542.0	2,791.6
Interest-bearing financial liabilities	39,138.8	40,623.3
Other liabilities	1,348.4	1,492.2
Long-term liabilities	71,063.6	74,050.0
Provisions for taxes	5,449.0	4,027.4
Other accruals	32,746.5	33,373.3
Interest-bearing financial liabilities	62,894.3	55,102.8
Trade liabilities	36,394.3	35,181.7
Other liabilities	43,566.4	32,992.7
Deferred income	1,200.7	1,525.3
Short-term liabilities	182,251.2	162,203.2
TOTAL LIABILITIES	**399,353.7**	**375,024.2**

Group Cash flow

in € 1000's	1st half year 2005	1st half year 2004
Liquid funds as of 1 January 2005	20,982.5	16,327.7
Cash flow from result	17,056.9	15,612.3
± Changes in working capital	-18,057.5	-6,492.3
Cash flow from operating activities	-1,000.6	9,120.0
Cash flow from investment activities	-5,367.1	-5,558.5
Cash flow from financing activities	1,548.8	-4,750.2
Other (currency changes etc.)	-157.6	722.2
Liquid funds as of 30 June 2005	16,006.0	15,861.2

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Currency translation differences	Total
As of 31 December 2003	17,833.5	17,095.8	90,431.2	-1,056.6	124,303.9
Consolidated earnings	0.0	0.0	16.843,1	0.0	16,843.1
Dividend payment	0.0	0.0	-4.280,1	0.0	-4,280.1
Currency translation	0.0	0,0	0,0	508,5	508.5
Capital increase	0.0	0.0	0.0	0.0	0.0
Receivables from minority interests	0.0	0.0	120,7	0.0	120.7
As of 30 June 2004	17,833.5	17,095.8	103,114.9	-548.1	137,496.1

in € 1000's	Share capital	Capital reserve	Retained earnings	Difference from currency translation	Total
As of 31 December 2004	17,833.5	17,095.8	103,114.9	-548.1	137,496.1
Consolidated earnings	0.0	0.0	12,183.7	0.0	12,183.7
Dividend payment	0.0	0.0	-4,815.0	0.0	-4,815.0
Currency translation	0.0	0.0	0.0	-157.6	-157.6
Capital increase	0.0	0,0	0.0	0.0	0,0
Receivables from minority interests	0.0	0.0	-27.2	0.0	-27.2
As of 30 June 2005	17,833.5	17,095.8	110,456.4	-705.7	144,680.0

Financial Calendar 2005:

Letter to Shareholders III/2005 11 November 2005

Informations and inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel. +43/6232/5011-0
Fax +43/6232/5011-1191
E-Mail: investor.relations@bwt.at

www.bwt-group.com



2005

SHAREHOLDER-INFORMATION for the 1st quarter

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

BWT makes budget for first quarter of 2005

Consolidated sales: € 113.3 million, unchanged from the previous year

BWT - the Best Water Technology Group - has made a good start to the 2005 financial year, achieving a 15 % increase in earnings and continued high levels of sales.

In the first quarter of 2005, the BWT Group generated consolidated sales of € 113.3 million, the same figure as the previous year. Sales in the Aqua Ecolife Technologies segment increased by 2 % from € 74.7 million to € 76.2 million, though fell slightly in the Aqua Systems Technologies from by 2.1 % to € 37.0 million. The Fuel Cell Membrane Technologies segment contributed sales of € 0.1 million (PY: € 0.8 million).

Sales 1st quarter 2005 by business segment (in € million)



Aqua Ecolife Technologies (AET)
76.2
(67.3 %)
Fuel Cell Membrane Technologies (FCMT)
0.1
(0.1 %)
Aqua Systems Technologies (AST)
37.0
(32.6 %)

Sales in € million	1st quarter 2005	1st quarter 2004	+/- %
Aqua Ecolife Technologies (AET)	76.2	74.7	+2.0 %
Aqua Systems Technologies (AST)	37.0	37.8	-2.1 %
Fuel Cell Membrane Technologies (FCMT)	0.1	0.8	X
Total	**113.3**	**113.3**	**0.0 %**

The increase in sales in the AET segment was above all attributable to increases in Austria, Switzerland, Italy and Spain. Growth was below average in Germany and Scandinavia and sales fell slightly in France and Eastern Europe. The servicing and spare parts business once again produced above-average growth (+5.7 %) and, at € 15.6 million, contributed 20.5 % of AET sales.

In the Aqua Systems Technologies business (AST) the first quarter of the previous year was characterized by a high operational performance by the AMD microchip plant in Dresden. The significant improvements achieved in operational performance in the municipal area in the current year could not fully compensate for the loss of this sales volume, with the result that in overall terms sales fell by 2.1 %.

FUMATECH, which focuses on the development, production and sales of membranes, generated sales of € 0.1 million in the Fuel Cell Membrane Technologies (FCMT) segment in the first three months of the year (PY: € 0.8 million).

Order book: € 133.1 million, up 4.0 % on the previous year

The BWT Group has orders on hand of € 133.1 million as of 31st March 2005, which represents a year-on-year increase of 4 % (€ 128.0 million). Aqua Engineering made a significant contribution to this positive development, receiving important new orders for drinking water treatment plants in the United Arab Emirates and Hungary. In the first three months of the current financial year, incoming orders amounted to € 122.8 million, 10 % less than the previous year, when order levels were strongly impacted by the semiconductor project for AMD in Dresden worth more than € 25 million. Ignoring the effects of this major project, incoming orders increased by 10.3 % year-on-year.

EBIT € 7.0 million, up 4.5 % on the previous year

The increase in consolidated EBIT from € 6.7 million to € 7.0 million is attributable to an improvement in the operating result in the AET segment, which rose from 9.8 % to 10.3 % of sales, despite a slight deterioration in earnings (minus € 0.6 million compared to minus € 0.5 million).

Segment results (EBIT - in € million):

EBIT in € million	1st quarter 2005	1st quarter 2004	+/- %
Aqua Ecolife Technologies (AET)	7.8	7.4	+5.4 %
Aqua Systems Technologies (AST)	-0.6	-0.5	-20.0 %
Fuel Cell Membrane Technologies (FCMT)	-0.2	-0.2	0.0 %
Total	**7.0**	**6.7**	**+4.5 %**

The cost of material (allowing for inventory changes) improved in the first quarter from 45.2 % to 44.5 % of sales, staff costs increased by 4.6 % to € 36.6 million and the net total of other operating expenses and earnings improved by 1.1 %. Savings in depreciation and amortization are mostly attributable to the fact that goodwill is no longer amortized in the accounts. The BWT Group's EBIT amounted to 6.2 % of sales, compared to 5.9 % in the previous year.

Consolidated earnings € 4.4 million, up 15.1 % on the previous year

The improvement in financial earnings was due to a fall in interest expense by 23.4 %, earnings before taxes were thus € 6.5 million, 6.7 % higher than the previous year. In the first quarter, the consolidated tax rate improved from the previous year's value of 37 % to approximately 32 %. Consequently, earnings after taxes, at € 4.4 million, were 15 % higher than the prior-year value. Consolidated earnings after minorities increased by 15.1 % to € 4.4 million, earnings per share were € 0.24 (PY: € 0.21).

Cash flow from the result € 7.1 million (PY: € 7.2 million)

Cash flow from operations minus € 3.1 million (PY: € 1.1 million)

Group equity € 141.7 million, 38 % of the balance sheet total

Gearing 55.9 %

With a reduction in write-downs on assets, the improvement in consolidated earnings allowed the cash flow from the result at € 7.1 million to reach almost the same level as the previous year. The negative cash flow from operating activities of minus € 3.1 million (PY: positive cash flow of € 1.1 million) was the result of an increase in receivables and reduction of trade payables. Net debt improved slightly compared to the prior-year period, falling from € 79.6 million to € 79.3 million, resulting in a gearing ratio of 55.9 % (PY: 62.1 %). Group equity is solid and was 38 % at the end of the first quarter (31st March 2004: 35.4 %).

Investments in fixed assets € 1.5 million (PY: € 1.7 million)

In the first quarter of 2005, the BWT Group invested a total of € 1.5 million in fixed assets. Around a third of this amount was used to increase the investment in Tenergy Christ in the USA.

Number of employees as of 31st March 2005: 2,801

The total number of employees in the BWT Group as of the end of the first quarter was 2,801, compared to 2,717 at the end of the prior-year period and 2,780 as of 31st December 2004. 1,988 staff were employed in the AET segment (PY: 1,956), 797 in the AST segment (PY: 747) and 16 in the FCMT segment (PY: 14). The increase in numbers in the AET area primarily relates to France, in the AST segment the expansion of our presence in Asia is having an effect.

Outlook

In light of the increasing global significance of water as a food and production resource and the excellent opportunities this will provide for the water treatment industry, the good order situation at BWT and the introduction of innovative new products, the Management Board expects to break the € 500 million sales barrier in the current financial year. As a result of the increase in sales, the further improvement in margins in the AET segment and expected positive contribution to results in the AST segment, consolidated earnings are expected to exceed € 20 million for the first time.

Mondsee, May 2005

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Consolidated profit and loss account for the 1st quarter

in € 1000's	1st quarter 2005 Amount	%	1st quarter 2004 Amount	%	+/- %
SALES	113,331.9	100.0	113,279.9	100.0	0.0
Other operating income	1,196.2	1.1	913.8	0.8	30.9
Changes in inventory of finished and unfinished products	564.0	0.5	1,412.4	1.2	-60.1
Other capitalised labour, overheads and material	74.8	0.1	168.5	0.1	-55.6
Cost of materials	-51,051.7	-45.0	-52,613.1	-46.4	-3.0
Personnel costs	-36,586.6	-32.3	-34,963.5	-30.9	4.6
Depreciation of fixed assets	-2,550.5	-2.3	-2,710.0	-2.4	-5.9
Depreciation of goodwill	0.0	0.0	-778.4	-0.7	-100.0
Other operating expenses	-17,989.8	-15.9	-17,990.8	-15.9	0.0
RESULT FROM OPERATING ACTIVITIES	6,983.3	6.2	6,718.8	5.9	3.9
Financial result	-560.2	-0.5	-646.8	-0.6	-13.4
Income from group companies	92.5	0.1	35.9	0.0	157.7
EARNINGS BEFORE TAX	6,515.6	5.7	6,107.9	5.4	6.7
Taxes on income	-2,101.1	-1.9	-2,269.0	-2.0	-7.4
EARNINGS AFTER TAX	4,414.5	3.9	3,838.9	3.4	15.0
Income from minority shareholders	-48.5	0.0	-46.1	0.0	5.2
RESULT FROM ORDINARY BUSINESS ACTIVITIES	4,366.0	3.9	3,792.8	3.3	15.1
Extraordinary items	0.0	0.0	0.0	0.0	x
CONSOLIDATED EARNINGS	4,366.0	3.9	3,792.8	3.3	15.1
Earnings per share (in €)	0.24		0.21		15.1
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	1st quarter 2005 Sales	EBIT	%	1st quarter 2004 Sales	EBIT	%
Aqua Ecolife Technologies	76,246	7,831	10.3	74,685	7,348	9.8
Aqua Systems Technologies	36,958	-652	-1.8	37,833	-460	-1.2
Fuel Cell Membrane Technologies	128	-199	x	762	-192	x
Aqua Finance	0	3	x	0	23	x
BWT Group	**113,332**	**6,983**	**6.2**	**113,280**	**6,719**	**5.9**

Consolidated balance sheet

in € 1000's	As at 31. 3. 2005	As at 31. 12. 2004
ASSETS		
Goodwill from consolidation	43,304.6	43,304.6
Other intangible assets	12,705.9	13,175.0
Tangible assets	71,350.1	73,609.3
Financial assets	7,594.8	7,143.5
Fixed assets	134,955.4	137,232.4
Receivables	6,202.7	6,417.7
Deferred taxes	7,854.0	7,781.4
Long-term assets	149,012.1	151,431.5
Inventories	52,191.0	53,383.0
Receivables	146,899.3	141,600.9
Liquid funds	15,494.7	20,982.5
Deferred taxes and prepaid expenses	8,967.1	7,626.3
Current assets	223,552.1	223,592.7
TOTAL ASSETS	372,564.2	375,024.2

in € 1000's	As at 31. 3. 2005	As at 31. 12. 2004
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	107,470.9	103,114.9
Difference from currency translation	-652.8	-548.1
Equity	141,747.4	137,496.1
Minority interests	1,333.2	1,274.9
Group equity	143,080.6	138,771.0
Provisions for severance payments and pensions	25,474.7	25,306.5
Provisions for deferred taxes	3,740.0	3,836.4
Other accruals	2,569.7	2,791.6
Interest-bearing financial liabilities	40,975.8	40,623.3
Other liabilities	972.4	1,492.2
Long-term liabilities	73,732.6	74,050.0
Provisions for taxes	4,520.0	4,027.4
Other accruals	32,783.1	33,373.3
Interest-bearing financial liabilities	53,812.0	55,102.8
Trade liabilities	30,865.6	35,181.7
Other liabilities	32,412.4	32,992.7
Deferred income	1,357.9	1,525.3
Short-term liabilities	155,751.0	162,203.2
TOTAL LIABILITIES	**372,564.2**	**375,024.2**

Group cash flow

in € 1000's	1st quarter 2005	1st quarter 2004
Liquid funds as of 1 January	20,982.5	16,327.7
Cash flow from result	7,066.0	7,164.9
+/- Changes in working capital	-10,194.3	-6,090.8
Cash flow from operating activities	-3,128.3	1,074.1
Cash flow from investment activities	-1,364.8	-1,846.8
Cash flow from financing activities	-890.0	871.8
Other (currency changes etc.)	-104.7	66.9
Liquid funds as of 31 March	15,494.7	16,493.7

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Difference from currency translation	Total
As of 31 December 2004	**17,833.5**	**17,095.8**	**103,114.9**	**-548.1**	**137,496.1**
Consolidated earnings	0.0	0.0	4,366.0	0.0	4,366.0
Dividend payment	0.0	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	0.0	-104.7	-104.7
Capital increase	0.0	0.0	0.0	0.0	0.0
Receivables from minority interests	0.0	0.0	-10.0	0.0	-10.0
As of 31 March 2005	**17,833.5**	**17,095.8**	**107,470.9**	**-652.8**	**141,747.4**

in € 1000's	Share capital	Capital reserve	Retained earnings	Difference from currency translation	Total
As of 31 December 2003	**17,833.5**	**17,095.8**	**90,431.2**	**-1,056.6**	**124,303.9**
Consolidated earnings	0.0	0.0	3,792.8	0.0	3,792.8
Dividend payment	0.0	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	0.0	66.9	66.9
Capital increase	0.0	0.0	0.0	0.0	0.0
Receivables from minority interests	0.0	0.0	-28.2	0.0	-28.2
As of 31 March 2004	**17,833.5**	**17,095.8**	**94,195.8**	**-989.7**	**128,135.4**

Financial Calendar 2005:

Annual General Meeting	20 May 2005, 11:00 am, in the hall of the old stock exchange headquarter, Wipplingerstraße 34, 1010 Vienna
Ex-dividend date	25 May 2005
Dividend payment date	30 May 2005
Letter to Shareholders II/2005	5 August 2005
Letter to Shareholders III/2005	11 November 2005

Information and Inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Phone +43/6232/5011-0
Fax +43/6232/5011-1191
E-mail: investor.relations@bwt.at

www.bwt-group.com